4/14


05007201

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangsu Expressway Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34677 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/15/05

We have a good working foundation of 2004; precious experience accumulated from years of work and tests; a harmonious, healthy and inspiring internal environment; and an experienced and high-quality team of management and staff who are ready to follow the Company for a continued quest for excellence and future leadership!


江陰大橋

CONTENTS

IMPORTANT

The board of directors of Jiangsu Expressway Company Limited confirms that there are no false representation or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Mr Hong Yin Xing, independent director, has tendered his resignation from the office of independent director because he has taken up duties as the State's civil servant and that he did not attend the Board of Directors meeting. Ms Chang Yung Tsung, independent director, did not attend the Board of Directors meeting due to sickness. She has authorised Mr Fang Keng, independent director, to vote on her behalf.

Mr. Shen Chang Quan, Chairman of the board of directors, Mr. Xie Jia Quan, General Manager, and Ms Liu Wei, Accountant of the Company, confirm the accuracy and completeness of the financial report in this report.


COMPANY PROFILE

Jiangsu Expressway Company Limited (the "Company") was incorporated as a joint stock limited company on 1st August 1992 in Jiangsu Province of the People's Republic of China (the "PRC"). The current registered capital amounts to RMB5.38 billion.

The Company is principally engaged in the investment, construction, operation and management of the Jiangsu Section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway") and other toll highways within Jiangsu Province owned or invested by the Group. It also develops passenger transport and other ancillary services along these highways (including refueling, catering, retailing, car repair, advertising and accommodation).

The Company is the only listed company in Jiangsu Province's transport and infrastructural industry. On 27th June 1997, the Company issued 1,222,000,000 H shares which were listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). On 16th January 2001, the Company issued 150,000,000 A shares which were listed on the Shanghai Stock Exchange ("Shanghai Stock Exchange"). The Company established Sponsored Level I American Depositary Receipt Programme ("ADR") which became effective on 23rd December 2002, trading in the over-the-counter market in the United States of America. As at 31st December 2004, the total share capital of the Company was 5,037,747,500 shares.

The Company is principally engaged in the investment, construction, operation and management of toll roads and bridges. Apart from Shanghai-Nanjing Expressway, the Company also owns the entire or partial interests of other toll roads and bridges located in Jiangsu Province, including the Jiangsu Section of Nanjing-Shanghai Class 2 Highway, Xicheng Expressway, Guangjing Expressway, the Nanjing Section of Nanjing-Lianyungang Highway, Jiangyin Yangtze Bridge and Sujiahang Expressway. As at 31st December 2004, the highway miles managed by the Company exceeded 700km, with total assets amounting to RMB20.64 billion. The Company is one of the PRC's largest listed companies in toll road industry in terms of total assets managed.

The Company's operations are located in one of the most energetic economic regions in the PRC - Yangtze River Delta. The roads and bridges owned or invested by the Company are major road transportation corridors linking east-to-west and south-to-north in Jiangsu Province. The active economy results in busy transportation. The Jiangsu Section of Nanjing-Shanghai Highway, the Company's core asset, connects six major cities, including Shanghai, Suzhou, Wuxi, Changzhou, Zhenjiang and Nanjing, and has become one of the busiest highways in the PRC.

The Company, Jiangsu Guangjing Xicheng Expressway Co., Ltd. ("Guangjing Xicheng"), Jiangsu Ninghu Investment Development Co., Ltd. ("Investment Co.") and Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") are collectively referred to as the "Group".



ASSET STRUCTURE OF THE GROUP

Holders of H Shares (24.25%)

Holders of A Shares (2.98%)

Jiangsu Communications Holding Company Ltd. (55.22%)

State-owned legal person shares (11.90%)

Social legal person shares (5.65%)

Jiangsu Expressway Company Limited

Jiangsu Section of Shanghai-Nanjing Expressway (100%)

Jiangsu Section of Nanjing-Shanghai Class 2 Highway (100%)

Nanjing Section of Nanjing-Lianyungang Highway (100%)

Jiangsu Ninghu Investment Development Co., Ltd. (95%)

Jiangsu Guangjing Xicheng Expressway Co., Ltd. (85%)

Jiangsu Sundian Engineering Co., Ltd. (70%)

Suzhou Sujiahang Expressway Co., Ltd. (33.33%)

Jiangsu Kuailu Bus Transportation Stock Co. Ltd. (33.2%)

Jiangsu Yangtze Bridge Co., Ltd. (26.66%)

China Transportation HEAD New Technology (Shanghai) Co., Ltd. (35.71%)


FINANCIAL HIGHLIGHTS

Year 2004's financial report prepared by the Company in accordance with the PRC Accounting Standards and accounting principles generally accepted in Hong Kong ("HKGAAP") was audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu, whose audited report expressed an unqualified opinion on the financial statements.

(1) *According to the PRC Accounting Standards, the financial highlights of the Group as at 31st December 2004 are as follows:*

Item	Unit: RMB'000
Gross profit	1,390,204
Net profit	826,725
Net profit after non-recurring profits/losses	1,104,208
Profit from principal operations	1,847,350
Other operating income/expenses, net	(4,219)
Profit from operations	1,527,917
Investment income	131,254
Subsidy income	–
Non-operating income/expenses, net	(268,967)
Net cash flow from operating activities	1,675,402
Net decrease in cash and cash equivalents	(1,012,255)

(2) According to the HKGAAP, the financial highlights of the Group as at ended 31st December 2004 are as follows:

Item	Unit: RMB'000
Revenue, net	2,951,996
Profit before taxation	1,545,244
Net profit	997,139
Profit from principal operations	1,483,019
Net cash flow from operating activities	1,503,116
Net decrease in cash and cash equivalents	(1,012,255)



(3) Differences between the PRC Accounting Standards and HK GAAP:

The differences between the statutory financial statements of the Group prepared in accordance with the PRC Accounting Standards and the financial statements of the Group prepared in accordance with HKGAAP are summarized as follows:

	Net Profit		Net Asset as at 31st December	
	2004 RMB'000	2003 RMB'000	**2004 RMB'000**	2003 RMB'000
As reported in PRC statutory financial statements	**826,725**	950,531	**14,666,085**	14,562,325
HKGAAP adjustments:				
- amortization of land use right	**26,490**	23,122	**116,994**	90,504
- valuation, depreciation and amortization of fixed assets	**62,933**	46,874	**(1,481,262)**	(1,544,195)
- deferred taxation	**73,483**	(4,279)	**43,976**	(29,507)
- fair value of investments in securities	**–**	(9,067)	**–**	–
- others	**7,508**	(1,408)	**–**	–
As reported in this financial statements prepared in accordance with HKGAAP	**997,139**	1,005,773	**13,345,793**	13,079,127

(4) Non-recurring profit/loss comprises the following:

Unit: RMB'000

Item	2004		2003	
	The Group	**The Company**	The Group	The Company
Non-operating income	**9,886**	**8,456**	9,969	11,828
Non-operating expenses	**(278,853)**	**(274,486)**	(8,789)	(12,046)
Subsidy income	**–**	**–**	19,648	–
Amortization of difference on long term equity investment	**(12,216)**	**(11,997)**	(12,088)	(11,997)
Gain from short term investments	**1,913**	**–**	10,049	9,000
Effects of income tax	**1,787**	**1,477**	(12,995)	(5,462)
Total	**(277,483)**	**(276,550)**	(5,793)	(8,677)

Notes: The reasons for the substantial changes of the non-operating expenses during the reporting period as compared to the corresponding period of the previous year:

The Company has written off fixed assets removed in the expansion project of Shanghai-Nanjing Expressway with no usage value. The accumulated written off impairment was RMB249,139,000. The assets written off included:

1. *The accumulated loss on written off due to asset removal in the expansion project of Jiangsu Section of Shanghai-Nanjing Expressway amounted to RMB186,490,000.*
   - (1) *Safety facilities of Shanghai-Nanjing Expressway: original asset value of RMB180,098,000, accumulated depreciation of RMB129,548,000 and written off amount of RMB50,550,000;*
   - (2) *Assets of the over-pass bridge of Shanghai-Nanjing Expressway: original asset value of RMB107,573,000, accumulated depreciation of RMB14,727,000 and written off amount of RMB92,846,000;*
   - (3) *Assets of the service areas of Shanghai-Nanjing Expressway: original asset value of RMB61,613,000, accumulated depreciation of RMB18,519,000 and written off amount of RMB43,094,000.*
2. *The accumulated loss on written off assets without usage value due to technological advancement amounted to RMB62,649,000.*
   - (1) *The three major systems of Shanghai-Nanjing Expressway: original asset value of RMB150,157,000, accumulated depreciation of RMB89,728,000 and written off amount of RMB60,429,000;*
   - (2) *Office assets: original asset value of RMB7,964,000, accumulated depreciation of RMB5,744,000 and written off amount of RMB2,220,000.*


FINANCIAL HIGHLIGHTS

(5) Principal accounting data and financial indicators of the Group under the PRC GAAP for the past five years:

Unit: RMB'000

Item	2004	2003	2002	2001	2000
Income from principal activities	**3,060,081**	2,731,760	2,314,373	1,861,861	1,591,897
Net profit	**826,725**	950,531	816,833	780,864	691,486
Total assets	**20,638,701**	16,732,357	15,081,793	14,914,400	15,057,227
Total liabilities	**5,559,152**	1,769,782	417,181	670,109	1,132,571
Shareholders' equity (excluding minority Interests)	**14,666,085**	14,562,325	14,268,109	14,112,946	13,795,206
Earnings per share	**0.164**	0.189	0.162	0.16	0.14
Net asset per share	**2.91**	2.89	2.83	2.80	2.74
Adjusted net asset per share	**2.91**	2.89	2.83	2.80	2.74
Net cash flow per share from operating activities	**0.33**	0.29	0.26	0.22	0.20
Return on net assets	**5.64%**	6.53%	5.72%	5.53%	5.01%
Weighted average return on net assets	**5.66%**	6.59%	5.75%	5.59%	5.31%

Note: During the reporting period, the income from principal activities come from two segments, the toll fees and income from ancillary services including refueling, catering, retailing, car repair, and so forth. Retrospective changes have been made to the financial figures of the past four financial years based on the same business segment standards of the reporting period.

(6) Principal accounting data and financial indicators of the Group under the HK GAAP for the past five years:

Unit: RMB'000

Item	2004	2003	2002	2001	2000
Revenue, net	**2,951,996**	2,675,814	2,272,515	1,829,552	1,542,952
Net profit	**997,139**	1,005,773	854,445	841,240	688,306
Total assets	**19,318,407**	15,278,665	13,566,108	13,334,684	13,400,108
Total liabilities	**5,559,150**	1,799,288	441,344	452,305	940,466
Shareholders' equity (excluding minority interests)	**13,345,793**	13,079,127	12,728,261	12,728,261	12,115,691
Earnings per share (RMB)	**0.198**	0.200	0.1696	0.167	0.1407
Net asset per share (RMB)	**2.65**	2.60	2.53	2.48	2.41
Adjusted net asset per share (RMB)	**2.65**	2.60	2.53	2.48	2.41
Net cash flow per share from operating activities	**1,503,116**	1,441,643	1,298,775	1,092,958	916,085
Return on net assets	**7.47%**	7.69%	6.78%	6.76%	5.68%

Notes: Under the HK GAAP, accumulated management expenses amounted to RMB373,358,000 which was a significant change over the corresponding period of the previous year, mainly due to disposal treatments made to the fixed assets affected by the Shanghai-Nanjing Expressway expansion project and to the fixed assets to be removed or of no more application values, and as a result an accumulated net loss of RMB225,971,000 was recorded therefrom. The components of the disposed assets are as follows:

(1) A loss of RMB223,751,000 for buildings along the expressway and their related facilities which had to the removed due to the Shanghai-Naijing Expressway expansion works;

(2) A loss of RMB2,220,000 for disposal treatments on the assets of no more application value.



FIVE-YEAR FINANCIAL HIGHLIGHTS OF THE GROUP

(In accordance with HK GAAP)



Net Revenue
Unit: RMB '000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,542,952
1,829,559
2,272,515
2,675,814
2,951,996
2000
2001
2002
2003
2004
Net Profit
Unit: RMB '000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
688,306
841,240
854,445
1,006,773
997,139
2000
2001
2002
2003
2004



Earnings per Share
Unit: RMB
0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0
0.1207
0.162
0.1696
0.200
0.198
2000
2001
2002
2003
2004
Net Asset per Share
Unit: RMB
3.0
2.5
2.0
1.5
1.0
0.5
0
2.41
2.48
2.58
2.60
2.65
2000
2001
2002
2003
2004


FINANCIAL HIGHLIGHTS

(7) Change of shareholders' equity in accordance with the PRC Accounting Standards during the reporting period:

Unit: RMB

Item	At the beginning of period	Increase for the period	Decrease for the period	At the end of period	Reasons for change
Share capital	5,037,747,500	/	/	5,037,747,500	/
Capital reserve	7,484,734,745	3,459,671	/	7,488,194,416	Donations to Jiangsu Kuailu Bus, the associated company
Statutory surplus reserve	766,382,010	159,162,495	/	925,544,505	Statutory appropriation
Including: Statutory public welfare fund	255,460,669	53,054,165	/	308,514,834	Statutory appropriation
Unrealized loss on investments	(4,048,916)	/	(4,048,916)	/	dealing with the losses incurred by Shuangshilou, the subsidiary
Retained earning	547,036,108	826,724,975	889,635,883	484,125,200	Operating results and the then dividend distribution
Latest balance Sheet distribution	730,473,388	730,473,388	730,473,388	730,473,388	
Shareholders' equity	14,562,324,835	103,760,174	/	14,666,085,009	



(8) Profit statement schedule in accordance with the PRC Accounting Standards:

	Rate of return on net assets		Earnings per share (RMB)	
Profit for the reporting period	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	12.60%	12.64%	0.367	0.367
Operating profit	10.42%	10.46%	0.303	0.303
Net profit	5.64%	5.66%	0.164	0.164
Net profit after non-recurring profit/loss	7.53%	7.56%	0.219	0.219


MAJOR EVENTS IN 2004

JANUARY

- Standard toll rates for passenger vehicles on the expressways in Jiangsu Province increased by 12.5%.
- The Company convened the fourth session of the Fourth Board of Directors to appoint Mr. Xie Jia Quan as General Manager and Mr. Qian Yong Xiang as Deputy General Manager.

FEBRUARY

- The 8-lane expansion project for the Jiangsu Section of the Shanghai-Nanjing Expressway was approved by the National Development and Reform Commission.

MARCH

- The Company was named as one of the "Top 50 Listed Companies in Shanghai and Shenzhen in 2003".
- The Company convened the first Extraordinary General Meeting of 2004.

APRIL

- The Company convened the fifth session of the Fourth Board of Directors to approve investment in the expansion project of the Jiangsu section of Shanghai-Nanjing Expressway and the acquisition of the new toll collection operating right of Shanghai-Nanjing Class 2 Highway.
- The Company convened the sixth session of the Fourth Board of Directors Meeting to approve the assessment report issued by the evaluation institution on the investment in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway and the acquisition of the new toll collection operating right of Shanghai-Nanjing Class 2 Highway, and the comments made by the Board of Directors on the assessment report.
- The Company obtained international certifications on its quality management system, environmental protection management system and occupational health and safety management system.
- The Company's management held a roadshow in Hong Kong announcing its 2003 results.
- The Company convened the seventh session of the Fourth Board of Directors to consider and approve the first quarterly results of 2004.
- The Company entered into the Road Maintenance Service Contracts of 2004 with Guangjing Xicheng and Jiangsu Sundian.



JUNE

- Shanghai-Nanjing Expressway implemented the first traffic diversion plan for goods vehicles due to the expansion project.
- The initial design proposal of the expansion project of Shanghai-Nanjing Expressway was approved by the Ministry of Communications
- The Company convened the 2003 Annual General Meeting and distributed the 2003 annual dividends.

AUGUST

- Shanghai-Nanjing Expressway implemented the second stage of traffic diversion plan to forbid passage of goods vehicles on the whole expressway.
- Road surface connection works in respect of the expansion project of the southern 4-lane of Shanghai-Nanjing Expressway commenced.
- The Company convened the eighth session of the Fourth Board of Directors to announce its results for the first half of 2004.
- The Company's management held a roadshow in Hong Kong announcing its results for the first half of 2004.

OCTOBER

- The Company held the ninth session of the Fourth Board of Directors to consider and approve the results of the first three quarters of 2004.


REPORT OF THE DIRECTORS
Building a High-standard
8-lane Expressway,
Realising Our
Second Venture.


Our management, service and operational concepts
will have to strive for innovation and leadership in
the industry, thus realising a steady and sustainable
operation that aims to develop rapidly so as to create
greater values to the society and shareholders and a
healthy, harmonious development environment for
the Company and the staff.


CHAIRMAN'S STATEMENT

The objective for the expansion of Shanghai-Nanjing Expressway is to achieve "First class quality, pleasant environment, advanced management and safe travelling". Upon completion, the expanded expressway will be in a leading position in the industry in terms of standards, quality and road conditions.

To the Shareholders:

2004 was a year full of challenges and tall orders to the Company. With the construction of the 8-lane expansion project of Shanghai-Nanjing Expressway commenced in full swing, the rapid progress of the construction works brought about great pressure to the Company's traffic flow arrangements as well as to its operational management. The traffic diversion measures for trucks, implemented since June, led to a significant reduction in toll revenue on Shanghai-Nanjing Expressway, which has directly affected the Company's operating results.

Despite the above, the Company's management and staff stayed focused on two major activities, namely the expansion project and operational management, and capitalised on the favourable external conditions such as the sustained rapid development of the macro economy, the upward adjustment in toll rates and the implementation of the toll-by-weight policy for goods vehicles. The Company's various operations in 2004 have been able to proceed steadily, with the expansion project obtaining milestone results.

RESULTS AND DIVIDEND DISTRIBUTION

In 2004, the Group realised operating revenues of approximately RMB3,104,839,000, an increase of approximately 10.47% over the corresponding period of the previous year. Under the PRC Accounting Standards, net profit realised was approximately RMB826,725,000 and earnings per share was approximately RMB0.164, a decrease of approximately 13.02% over the corresponding period of the previous year. Under the Hong Kong GAAP, net profit realised was approximately RMB997,139,000 and earnings per share was approximately RMB0.198, a decrease of approximately 0.86% over the corresponding period of the previous year.

In 2004, the Company still maintained a high-ratio and stable dividend payout policy, and is dedicated to bringing good return to its shareholders. The Board of Directors recommended the distribution of a final dividend for 2004 of RMB0.145 per share, with a dividend payout ratio of 88.36%, which will be presented for consideration and approval at the general meeting to be convened on 18th May 2005.



2004 REVIEW

Although in 2004 the Company experienced its first decline in operating results since its inception, the Board of Directors and the management are confident that this would only be temporary in view of the Company's long-term and sustained development, and that this would only accumulate a stronger impetus and build a more consolidated platform at a higher level for our future advances. Meanwhile, we were still pleased and relieved to achieve such results under various operational and management pressures.

In 2004, faced with various challenges and obstacles, the Company's management made rational decisions, continued to innovate management mechanisms, improved the way of work, and overcame numerous disruptions to the usual road operations during the expansion works. On the basis of ensuring safe and smooth traffic on the road and smooth implementation of the works, the impact of the expansion works upon the Company's operating revenues and profits was minimised, and returns to our shareholders were assured.

At the same time, as various measures on comprehensive management were properly adopted and practically implemented, and the setting and tracking of various work plans by the management were strengthened, the Company's project management, assets management, cost control, human resources reforms and standardisation of operations as a whole proceeded ahead steadily. The development of the integrated information system commenced in full swing, moving further ahead towards modern management in terms of techniques.

In 2004, the expansion works proceeded rapidly as planned. Various targets on investment and engineering construction were completed ahead of schedule. Surface works on 130 km of the southern 4-lane road was completed, marking a new record in the expansion works of expressways. The overall quality of the works was under control, and has laid a solid foundation for the smooth achievement of overall targets of the expansion works in 2005.

*"on the Road towards **Expansion**"*


CHAIRMAN'S STATEMENT

OPPORTUNITIES AND CHALLENGES

The expansion project of Shanghai-Nanjing Expressway is a strategic project relating to the Company's long-term development, and is regarded as its "second venture". In order to ensure that the Company grows synchronously with the economy of the Yangtze River Delta, the core competitiveness of the Company's key assets must be enhanced, which is also an effective means to achieve its long-term steady development and to maintain its leadership position in the industry, carrying important implications to the course of development for the Company.

The overall target of the expansion project in 2005 is to basically complete the 8-lane main road, which is demanded by the social economic development and required by the Company's operational management. The initial connection of the road will ease the pressure upon traffic management to a great extent. At the same time, with the completed road sections commencing operations successively, the Company's operating revenues will increase, and return on investment will gradually materalise. It is contemplated that the Company's operating results will also gradually recover by then.

However, an early completion of the 8-lane main road will bring forward certain impediment and room for improvement in terms of progress and quality of the works, traffic organisation and management, as well as cost control and efficiency. In 2005, traffic diversions for trucks and traffic control measures on certain road sections will still continue, and there will still be certain impact upon the Company's operating results. It will be a year that puts most pressure on the operation and management, and requires us to devote more efforts.

OBJECTIVES AND STRATEGIES

The objective for the expansion of Shanghai-Nanjing Expressway is to achieve "First class quality, pleasant environment, advanced management and safe travelling". Upon completion, the expanded expressway will be in a leading position in the industry in terms of standards, quality and road conditions. The competitive edge of Shanghai-Nanjing Expressway thereafter will not only be seen in terms of its location, but also in terms of excellent quality of the road itself.

Correspondingly, our management, service and operational concepts will have to strive for innovation and leadership in the industry, thus realising a steady and sustainable operation that aims to develop rapidly so as to create greater values to the society and shareholders and a healthy, harmonious development environment for the Company and the staff.

In this respect, we are required to continue upgrading our comprehensive management level. Upon completion of the expansion project, the infrastructure will be enhanced as a whole, whilst corresponding enhancements in management will also be needed for preparing the Company to enter into a new stage of its development.





As a social service enterprise, service is our product. The Company will enhance its service skills through further focusing on the staff operational training, and cultivate the service concept of integrity and self-discipline through strengthening the establishment of professional ethics, thereby creating a service brand-name with corporate characteristics and establishing a good reputation in the society at large.

Surrounding the objective of creating a harmonious enterprise, the Company will also be dedicated to creating harmony between the enterprise and the society, and in return, offering the society with first-class service and the shareholders with excellent results. The Company will be dedicated to creating harmony between the enterprise and the staff, realising a unified harmonious development of the enterprise and the staff, and creating a harmonious corporate culture where all the staff will have a strong team spirit and the ambition to advance, working as a harmonious and happy family.

To all the investors who have always been concerned about and supporting the Company, we would like to express our sincere gratitude. The Company will continue to actively communicate with the investors, and to increase their understanding of the Company's operations and to obtain their recognition of the Company's development strategies. We will patiently listen to the opinions and queries of the investors through daily contacts and communications, and improve our work accordingly.

The Company is fully confident about its future business development and operating results, because we have a good working foundation of 2004; precious experience accumulated from years of work and tests; a harmonious, healthy and inspiring internal environment; and an experienced and high-quality team of management and staff who are ready to follow the Company for a continued quest for excellence and future leadership!

We also hope that all the shareholders will continue to support the Company, as they have in the past, and to advance hand-in-hand with the Company to create an even brighter future!

By Order of the Board

Shen Chang Quan

Chairman

18th March 2005


REPORT OF THE DIRECTORS

INVESTMENTS

Investments in the Expansion Projects of Shanghai-Nanjing Expressway and Nanjing-Shanghai Class 2 Highway

During the reporting period, the proposed investments in the 8-lane expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway and in the acquisition of the new toll collection operating right of the extended 12-year term after expanding Nanjing-Shanghai Class 2 Highway into a 4-lane Class 1 highway were approved by the Board of Directors and by the shareholders of the Company at the general meeting.

The impact of the two projects on the sustainability of the Company's operations and stability of the management was disclosed in detail in the relevant announcements and circulars. For details of the progress of the expansion works during the reporting period and their impact upon the operating results and financial situations, please refer to the content in the chapter entitled "Management Discussion and Analysis" in this report.

2004 PROFIT DISTRIBUTION SCHEME

1. Realisation of 2004 profits

In accordance with the PRC accounting standards

Item	RMB'000
Gross profit	1,390,204
Less: Profit tax	(523,954)
Minority interests	(40,118)
Add: Unrealized loss on investments	593
Net profit	826,725
Add: Retained earnings at the beginning of the year	547,036
Profits available for distribution	1,373,761
Less: Appropriations of statutory surplus reserve funds	(106,108)
Appropriations of surplus reserve funds	(53,054)
Profits available for distribution to shareholders	1,214,599
Less: Dividends distributed	(730,473)
Retained earnings	484,126
Earnings per share (RMB)	0.164



In accordance with HKGAAP

Item	RMB'000
Profit before tax and minority interests	1,545,244
Taxation	(507,987)
Minority interests	(40,118)
Profit attributable to shareholders	997,139
Profit appropriations	
Statutory surplus reserve funds	(106,108)
Statutory public welfare funds	(53,054)
Discretionary reserve funds	-
Profit available for distribution to shareholders for the year	837,977
Retained earnings brought forward	1,544,544
Dividends for 2003	(730,473)
Retained earnings carried forward	1,652,048
Proposed dividends for 2004 (RMB per share)	0.145
Earnings per share (RMB)	0.198

2. 2004 Profit Distribution Scheme of the Company Proposed by the Board of Directors

Pursuant to relevant provisions of the Ministry of Finance and the Articles of Association of the Company, in the event that the profit of the Company calculated in accordance with the PRC accounting standards is different from that as calculated in accordance with HKGAAP, the lower will be adopted. As audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited, the Company's net profit for 2004 as calculated in accordance with the PRC accounting standards is approximately RMB826,724,975. After deducting the appropriations of 10% as statutory reserve funds and 5% as statutory public welfare funds and adding the retained earnings at the beginning of the year of approximately RMB547,036,108, the total amount of profit available for distribution is approximately RMB1,214,598,588. Based on the total share capital of the Company of 5,037,747,500 shares, the Board of Directors proposes to pay a final dividend of RMB1.45 (tax inclusive) for every ten shares to all shareholders.

The aforesaid profit distribution scheme proposed by the Board of Directors will be submitted for consideration and approval at the 2004 Annual General Meeting to be convened on 18th May 2005. The date and procedures for the payment of final dividends will be announced separately.


REPORT OF THE DIRECTORS

IMPLEMENTATION OF RESOLUTIONS APPROVED AT THE GENERAL MEETINGS

During the reporting period, the Board of Directors strictly implemented the resolutions approved at the General Meetings, fiducially performed their duties and completed the profit distribution for year 2003. The details were as follows:

According to the mandate granted to the Board of Directors of the Company at the General Meeting, the share register closure date for holders of domestic shares was confirmed to be on 9th July 2004; the ex-dividend date was 12th July 2004. Dividend distribution for the H Shareholders was calculated in Renminbi and paid in Hong Kong dollars, on the basis of a cash dividend of HK$1.366 for every ten shares. The share register closure date was 28th May 2004 and dividend was declared on 28th June 2004.

Dividends were paid on16th July 2004. Dividends for the holders of the A Shares in issue were distributed by China Securities Depository & Clearing Corporation Limited, Shanghai Branch in a unified manner. Dividends for H Shareholders were distributed by the Bank of China, Hong Kong on behalf of the Company. Dividends for shareholders of State-owned Shares and Legal Person Shares were distributed by Hua Tai Securities Co., Ltd. on behalf of the Company. Profit distribution scheme of the previous year were duly implemented.

INDEPENDENT OPINIONS MADE BY INDEPENDENT DIRECTORS ON THE COMPANY'S EXTERNAL GUARANTEES

As at the end of the reporting period, nether the Company nor its subsidiaries has incurred any external guarantees. Each of the independent Directors of the Company has made independent opinions respectively in accordance with the "Notice regarding the Governing of the Appropriation of Funds by Listed Companies and Related Parties and Certain Problems on External Guarantees by Listed Companies" issued by the CSRC.

The Independent Opinion Given by the Independent Directors in Respect of Capital Appropriations by Related Parties and Provision of Guarantees to External Parties of Jiangsu Expressway Company Limited

Pursuant to the relevant requirements under the "Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Related Parties and the Provision of Guarantees by Listed Companies to External Parties" issued by the China Securities Regulatory Commission and State-owned Assets Supervision and Administration Commission under the State Council (Zheng Jian Fa (2003) No. 56), the Company has prepared an investigation statement on the capital appropriations by its related parties and provision of guarantees to external parties as at 31st December 2004 (the "Investigation Statement") attached to this letter.

The independent directors confirm after review that the information set out in the Investigation Statement was consistent with the relevant content in the audit report for year 2004 issued by Deloitte Touche Tohmatsu CPA Ltd. Apart from that, the controlling shareholder and the other related parties did not appropriate funds of the Company. The Company did not provide any guarantee to its controlling shareholder and other related parties.

Chang Yung Tsung, Fang Keng and Yang Xiong Sheng

Independent Directors

* Mr. Hong Yin Xing, an independent director, has resigned and did not have any opinion to the content of this letter.

18th March 2005



SPECIFIC STATEMENTS MADE BY ACCOUNTANTS ON APPROPRIATION OF FUNDS BY CONTROLLING SHAREHOLDERS AND RELATED PARTIES

During the reporting period, the Company's auditors have audited the appropriation of funds by the Company's controlling shareholders and other related parties pursuant to requirements under "Notice regarding the Governing of the Appropriation of Funds by Listed Companies and Related Parties and Certain Problems on External Guarantees by Listed Companies" issued by China Securities Regulatory Commission ("CSRC"). No appropriation of funds by the Company's controlling shareholders and other related parties, as well as those with its subsidiaries as consolidated with the Company was discovered in such audit. The auditors have issued specific statements on this matter.

De Shi bao [Shen] Zhi (05) No. 0018

SPECIFIC STATEMENT IN RESPECT OF CAPITAL APPROPRIATIONS BY THE CONTROLLING SHAREHOLDER AND THE RELATED PARTIES AND THE PROVISION OF GUARANTEES TO THE CONTROLLING SHAREHOLDER AND ITS SUBSIDIARIES OF JIANGSU EXPRESSWAY COMPANY LIMITED

To the Board of Directors of Jiangsu Expressway Company Limited:

We have been appointed to audit the balance sheet as at 31st December 2004, the profit and loss account and the cash flow statement for the year 2004 of Jiangsu Expressway Company Limited (the "Company") in accordance with the Independent Auditing Standards of the Certified Public Accountants of the PRC, and issued an unqualified audit opinion (De Shi Bao [Shen] Zhi (05) No. P0253) on 18th March 2005.

Pursuant to the relevant requirements under the "Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Related Parties and the Provision of Guarantees by Listed Companies to External Parties" issued by the China Securities Regulatory Commission and State-owned Assets Supervision and Administration Commission under the State Council (Zheng Jian Fa (2003) No. 56), we have verified the information contained in the following annexes with the financial and accounting information of the Company for the year 2004, minutes of shareholders' general meetings and board of directors' meetings, information provided by the management with respect to the provision of guarantees to external parties, and the audited financial statement. There exists no material inconsistency between the above-said sets of information:

(i) Annex 1: Breakdown on capital appropriations; and

(ii) Annex 2: Breakdown on non-complying provision of guarantees

It is the responsibility of the Company to prepare the above-said annexes and disclose relevant information to the public. Apart from the audit procedures on the related party transactions and the provision of guarantees to external parties conducted by the Company as set out in the financial statements in 2004, and the above-said verification procedures, we have not carried out additional audit or other procedures set out in Annex 1 and Annex 2.

This letter is solely for the purpose of reporting the capital appropriations by the controlling shareholders and related parties to the CSRC as well as the provision of guarantees to the controlling shareholder and its fellow subsidiaries. It shall not be used for other purpose or distributed to other parties with our consent in writing.

Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, the PRC
18th March 2005

Breakdown on capital appropriations
As at 31st December 2004

ANNEX 1

Unit: RMB'000

Party who has appropriated capital	Relationship of party who has appropriated capital with the listed company	Cut-off date for the balance of capital appropriated as at the end of the period	Cut-off date for the balance of capital appropriated at the beginning of the period	Accounting item	Amount of capital appropriated as at the end of the period	Amount of capital appropriated at the beginning of the period	Accumulated amount debited during the year	Accumulated amount credited during the year	Remark
Jiangsu Zulin Company Limited	An associated company of a subsidiary	31st December 2004	31st December 2003	Investment in long term indebtedness	–	19,000	–	19,000	1
Shanghai Yinjian Property Company Limited	An associated company of a subsidiary	31st December 2004	31st December 2003	Investment in long term indebtedness due within one year	15,000	–	15,000	–	2

1. Jiangsu Guangjing Xicheng Expressway Co., Ltd., a subsidiary of the Company, entrusted Jiangsu Province Leasing Company Limited in 2003 to handle the investment in mechanical and electrical equipment leasing for transportation projects of Jiangsu Ningchengyan Expressway Company Limited (lessee). The interest rate for the capital leased on trust was 4.8% (withholding tax and expenses inclusive). In April 2004, a total of RMB19,399,700 as the capital and related interest *was received by Jiangsu Guangjing Xicheng Expressway Co., Ltd.*

2. Jiangsu Ninghu Investment Development Co., Ltd., a subsidiary of the Company, additionally contributed RMB 15 million to Shanghai Yinjian Property Company Limited, its associated company on 26th May 2004. After the capital contribution, its shareholding was increased from the original 30.2% to 55.8%. It was stated in the capital contribution agreement that the capital contributed was applied to relieve the short term funding requirements of Shanghai Yinjian Property Company Limited, and that the capital contributed will be repaid before 31st May 2005. Therefore, the capital contributed was treated as an investment in indebtedness, and accounted for as an long term investment in indebtedness due within one year. The profit and loss arising from the investment in Shanghai Yinjian Property Company Limited was still recognized according to equity method pursuant to 30.2% of the original shareholding proportion.

Authorised representative of the Company — Signature and seal — Shen Chang Quan
Officer-in-charge of Accounting — Signature and seal — Xie Jia Quan
Department Officer-in-charge of Accounting — Signature and seal — Liu Wei

Breakdown on non-complying provision of guarantees
As at 31st December 2004

ANNEX 2

Unit: RMB'000

Company name in abbreviation	Guarantor (listed company/ subsidiary of listed company)	Name of subject for the guarantee	Relationship of the subject for the guarantee with the listed company	Guarantee amount (RMB'000)	Date of commencement for the guarantee	Date of expiry for the guarantee	Any obligation for the guarantee subsisting at present	Remark	Form of guarantee
Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Authorised representative of the Company — Signature and seal — Shen Chang Quan
Officer-in-charge of Accounting — Signature and seal — Xie Jia Quan
Department Officer-in-charge of Accounting — Signature and seal — Liu Wei


MANAGEMENT DISCUSSION AND ANALYSIS
Economic Growth Continues, Our Business Operations Move Ahead Steadily.

The Company's management and staff stayed focused on two major activities, namely the expansion project and operational management, and capitalised on the favourable external conditions such as the sustained rapid development of the macro economy, the upward adjustment in toll rates and the implementation of the toll-by-weight policy for goods vehicles. The Company's various operations in 2004 have been able to proceed steadily, with the expansion project obtaining milestone results.


MANAGEMENT DISCUSSION AND ANALYSIS

(I) OVERVIEW

1. Summary of Results

In 2004, the Group realised operating revenues of approximately RMB3,104,839,000, an increase of approximately 10.47% over the corresponding period of the previous year. In accordance with the PRC Accounting Standards, the Group's profit after tax during the reporting period was approximately RMB826,725,000, and earnings per share was approximately RM0.164, a decrease of approximately 13.23% over the corresponding period of the previous year. Profit after tax under Hong Kong GAAP was approximately RMB997,139,000, and earnings per share was approximately RMB0.198, a decrease of approximately 0.86% over the corresponding period of the previous year. Despite the declining results, the total revenue and profit achieved for the year had exceeded the annual operating targets.



2. Economic Environment

Economic growth continued

In 2004, the national economy maintained a strong growth. The fast growing economy did not really slow down its pace of growth despite the macro-economic control measures enforced by the State. The national GDP increased by approximately 9.5% for the whole year, up 0.4 percentage point. The GDP of Jiangsu Province increased by approximately 14.9%, up 1.4 percentage points over 2003, generating more robust economic activities.

Heavy passenger and cargo transportation

The rapid economic development has brought about busy transportation flow both in terms of passenger and cargo volumes in the region. In 2004, the development of passenger and cargo transportation in Jiangsu Province was heading towards a favourable trend, with passenger transportation and cargo transportation increasing by approximately 7.6% and 6.9% respectively over the corresponding period of the previous year. Of such growth, highway passenger and cargo transportation increased by approximately 7.2% and 7.3% respectively over the corresponding period of the previous year. The growth in passenger and cargo transportation has stimulated significant increase in traffic volume on most of the road or bridge properties of the Company.



Significant increase of vehicle ownership

With the domestic automobile industry developing rapidly and people's income and consumption levels on an upward trend, car consumption is still moving up in a fast pace. By the end of 2004, the number of private vehicles owned by citizens in Jiangsu Province reached 1,611,900, an increase of approximately 22.3% over the corresponding period of the previous year. Among this, the number of private cars owned amounted to 782,000, an increase of approximately 33.2% over 2003. Such a high growth rate is expected to continue in the next few years.

Acceleration of expressway construction



In order to satisfy demands generated by economic development and rapid growth in vehicle ownership, the progress in establishing a comprehensive expressway network in Jiangsu Province is being further accelerated. In 2004, there were over 1,600 km of expressways under construction in the Province, and seven expressways were completed and opened to traffic during the year, raising the total mileage of the Province's expressways by 421 km to 2,424 km, which ranked third in the country in terms of expressway mileage and first in terms of expressway concentration. The seven newly operated expressways have contributed to the formation of a much more enhanced "Four Longitudinal-Four Latitudinal-Four Cross Sectional" expressway network in Jiangsu Province, and significantly improved the transportation facilities in southern Jiangsu and along the Yangtze River region. This has in turn created good transportation infrastructure for further rationalising the distribution of road network traffic and for promoting a rapid development of the social economy in the region.

3. Operating Environment

Commencing from 1st January 2004, expressway toll rates for passenger cars in Jiangsu Province increased by 12.5%, which directly brought about an increase in toll revenues. Meanwhile, the basis of toll collection by weight ("toll-by-weight") for trucks implemented since 28th December 2003 has generated significant results in the year. The proportion of over-loaded trucks (to total transportation volume) was drastically reduced, providing a more positive effect in ensuring normal traffic flow and reducing daily maintenance expenses, whilst additional charges on over-loaded trucks also led to an increase in toll revenues.

In 2004, Guangjing Expressway, Xicheng Expressway, Sujiahang Expressway, Jiangyin Yangtze Bridge and Shanghai-Nanjing Expressway (before implementation of diversion plan for trucks) all showed outstanding performances in boosting revenue growth, with their average daily toll revenues growing more than 60% over the corresponding period of the previous year, far exceeding their rates of growth in traffic volume. Operations of Nanjing-Shanghai Class 2 Highway and the Nanjing Section of Nanjing-Lianyungang Highway were also stable with satisfactory performances.



4. Impact of the Expansion Project

Traffic diversions



The Company's core asset – The Jiangsu Section of Shanghai-Nanjing Expressway - proceeded with its 8-lane expansion project in 2004 in full swing. The construction works brought about pressure to the normal road operation and management. Whilst the construction works has entered into the stage of road surface and bridge connection, traffic diversions were required so as to ensure safe and smooth traffic on the road and smooth progress of the expansion works. The Company implemented traffic diversion measures for trucks on Shanghai-Nanjing Expressway since 1st June 2004, and starting from 1st August, all trucks were prohibited on the expressway. Loss in truck traffic volume has caused significant reduction in toll revenue on Shanghai-Nanjing Expressway. During the period from June to December 2004, the average daily toll revenue of Shanghai-Nanjing Expressway decreased by 40.39% over the corresponding period of the previous year, representing a drop of approximately 58.93% compared with the average daily figure in January to May 2004 before the implementation of such traffic diversions.

In view of the fact that the total toll revenue of Shanghai-Nanjing Expressway represented over 60% of the Group's total operating income in the past years, the reduction in toll revenue subsequent to the diversions of truck traffic has directly affected the growth of the Group's operating income for the year.

Although Nanjing-Shanghai Class 2 Highway performed its role in accommodating traffic diversions and had generated a considerable increase in toll revenue since June 2004, the road itself was also undergoing expansion, in addition to its limited traffic capacity. Toll revenue growth on the highway was not sufficient enough to compensate the revenue loss incurred on Shanghai-Nanjing Expressway.

Loss incurred by disposal of fixed assets

During the reporting period, pursuant to the relevant requirements under the "Interim Regulation on the Financial Treatment of Property Losses of Enterprises" issued by the Ministry of Finance and document Zeng Jian Kuai Ji Zi [2004] No. 1, namely the "Notice regarding Further Enhancement of Information Disclosure Quality of Listed Companies", the Company conducted detailed verification, analysis and definitions on the fixed assets which were being affected by the Shanghai-Nanjing Expressway expansion project including part of the cross-over bridges, buildings in service areas, safety facilities and communications, surveillance and toll collection systems, and on the fixed assets for offices which were to be removed, making appropriate treatments to such fixed assets which were obsolete or had no more application values or transfer values. Accumulated net loss amounting to approximately RMB249,139,000 according to the PRC Accounting Standards (approximately RMB225,971,000 according to HKGAAP) was recorded therefrom. The disposal and impairment of such assets caused significant and direct impact upon the Group's operating results in 2004.

In view of the major reasons discussed above, the Group experienced a slowdown in its operating income in 2004, and the Group witnessed for the first time a decline in its operating results since the inception of its operations.



(II) ANALYSIS OF BUSINESS OPERATIONS

The composition and proportion of revenues were as follows:

Item	Operating revenue (RMB'000)	As percentage of total gross revenue (%)	Year-on-year change (%)	Operating costs (RMB'000)	margin (%)
Jiangsu Section of Shanghai-Nanjing Expressway	1,813,419	58.41	4.67	406,970	77.56
Nanjing-Shanghai Class 2 Highway	290,380	9.35	25.98	151,955	47.67
Nanjing Section of Nanjing-Lianyungang Highway	68,712	2.21	15.92	30,833	55.13
Guangjing Xicheng Expressways	537,490	17.31	62.46	118,506	77.95
Revenue from ancillary services	350,080	11.28	(7.54)	353,951	(1.11)
Revenue from other operations	44,758	1.44	(43.23)	48,976	(9.42)
Total	3,104,839	100.00	10.47	1,111,191	64.21

1. Reasons for revenue increase on the Jiangsu Section of Nanjing-Shanghai Class 2 Highway during the reporting period: The diversion measures implemented for trucks during the expansion period of Shanghai-Nanjing Expressway have caused a portion of vehicles to travel via Nanjing-Shanghai Class 2 Highway. With an increase in traffic volume on this highway, it also experienced a significant increase in its toll revenue over the corresponding period of the previous year.

2. Major reasons for rapid growth in toll revenue on Guangjing Xicheng Expressways during the reporting period: 1) an increase in traffic volume; 2) a rise of the toll standards for passenger vehicles and adoption of the toll-by-weight tariff system for trucks.

3. Major reasons for a revenue decrease for ancillary businesses during the reporting period: 1) adoption of traffic control measures due to the expansion project of Shanghai-Nanjing Expressway, causing a drop in traffic volume on this expressway and in return a drop in passenger volume; 2) dismantling of part of the service areas caused the closure of some operating projects or rendered them unable to operate normally.

4. A major reason for a revenue decrease for other operations during the reporting period was that during the expansion of Shanghai-Nanjing Expressway, some of the outdoor billboards had to be removed, rendering the advertising business of our subsidiary unable to operate normally.


MANAGEMENT DISCUSSION AND ANALYSIS

1. Adjustments Relating to Business Classifications

For the purpose of enhancing the Group's management level and the interpretability of the information disclosed, the Company made re-classifications of the Group's operating activities during the reporting period in accordance with the criteria related to revenue from expressway operations and revenue from non-expressway operations. In this disclosure, the related data of the previous year have been adjusted in accordance with the same business classifications as for the current reporting period.

(1) Revenues from principal operation

Revenues from principal operations include toll revenues from the Jiangsu Section of Shanghai-Nanjing Expressway, Guangjing Xicheng Expressways, the Nanjing Section of Nanjing-Lianyungang Highway and Nanjing-Shanghai Class 2 Highway, and revenues from ancillary services closely related to toll road operations:

i) Toll revenues refer to toll income from toll road operations;

ii) Revenues from ancillary services mainly comprise revenues other than toll income but obtained within the expressways' bordering fences, including refueling, catering, accommodation, car repairs and commodity retailing.

(2) Revenues from other operation

Revenue from other operations mainly comprise revenues from road and bridge maintenance and advertising.

In 2004, operating costs of the Group totalled RMB1,111,191,000, a decrease of approximately 3.86% compared to the corresponding period of the previous year.

The composition and proportion of operating costs were as indicated in the table below:

Items	Operating cost for the reporting period (RMB'000)	As percentage of total costs (%)	Operating cost for the same period last year (RMB'000)	Increase/ decrease as compared to previous year (%)
Jiangsu Section of Shanghai-Nanjing Expressway	406,970	36.62	476,167	(14.53)
Nanjing-Shanghai Class 2 Highway	151,955	13.67	114,936	32.21
Nanjing Section of Nanjing-Lianyungang Highway	30,833	2.78	29,688	3.86
Guangjing Xicheng Expressways	118,506	10.67	112,552	5.29
Cost of ancillary services	353,951	31.85	363,116	(2.52)
Cost of other operations	48.976	4.41%	59,365	(17.50)
Total	1,111,191	100.00	1,155,824	(3.86)



Note: The increase in operating costs for the Jiangsu Section of Nanjing-Shanghai Class 2 Highway was mainly due to the supplementary provisions for road asset depreciation for the Jiangsu Section of Nanjing-Shanghai Class 2 Highway based on the discrepancy between the forecasted traffic volume and the actual traffic volume, resulting in an increase in road asset depreciation by approximately RMB43,923,000 over the same period of the previous year.

2. Toll Road Operations

During the reporting period, the Group's principal business, the road and bridge operations, realised a toll revenue of approximately RMB2,710,001,000, accounting for approximately 87.28% of the total operating revenue and an increase of approximately 15.17% over the corresponding period of the previous year. Except for Shanghai-Nanjing Expressway which has been considerably affected by the expansion project and diversions of truck traffic, other road and bridge projects all capitalised on their advantages and benefited from the favourable external economic and social environment, the upward adjustment of passenger car toll standards and the implementation of the toll-by-weight tariff system for trucks. As such, these road and bridge projects all achieved good performance in 2004 in terms of growth in both traffic volume and toll revenue.

Comparisons of average daily traffic volumes and toll revenues:

	Average daily traffic volume (vehicle per day)			Average daily toll revenue (RMB'000 per day)		
Roiad/Bridge Project	2004	2003	Changes%	2004	2003	Changes%
Shanghai-Nanjing Expressway	**28,414**	31,038	-8.45	**4,968.3**	4,746.6	4.67
Nanjing-Shanghai Class 2 Highway	**42,341**	39,958	5.96	**795.6**	631.5	25.99
Nanjing Section of Nanjing-Lianyungang Highway	**11,009**	10,994	0.13	**188.3**	162.4	15.95
Guangjing Expressway	**29,707**	22,766	30.49	**614.4**	374.2	64.19
Xicheng Expressway	**25,209**	20,689	21.85	**858.2**	532.2	61.26
Jiangyin Yangtze Bridge	**31,273**	23,667	32.14	**1,989.4**	1,116.6	78.16
Sujiahang Expressway *	**17,871**	23,094	-22.62	**1,582.1**	920.7	71.84

* For the same period in the previous year, as Sujiahang Expressway was partially opened (southern section only) to traffic, there was discrepancy in the basis of statistics.



Shanghai-Nanjing Expressway

Progress of the expansion project



The 8-lane expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway was approved by the National Development and Reform Commission on 20th February 2004, and the resolution in respect of the investment in this project was considered and approved at the Company's 2003 Annual General Meeting.

In 2004, the expansion project of Shanghai-Nanjing Expressway was in full swing. Land requisition and removal, overall soft foundation treatment, bridges and tunnels, excavation of earth and stone for roadbeds on the main road were initially completed. Renovation and expansion works for 24 inter-connections and 6 service areas had commenced. Road surface connection works for the southern 4-lane road commenced in August, and up to December, surface connection on 130 km of the 4-lane road was completed. Milestone results were achieved for the expansion project.

At the end of 2004, the Shanghai-Nanjing Expressway expansion project had completed an accumulated investment amounting to approximately RMB4,374 million, representing completion of physical works of approximately RMB3,428 million. This marked a new record for expressway expansion projects. Meanwhile, we performed well according to major quality indicators, with overall quality under good control. This has laid a solid foundation for rapid progress of various works and smooth achievement of overall targets of the expansion project in 2005.

According to the construction progress arrangement, road surface connection works for the remaining 120 km of the southern 8-lane road and the bridge culverts of the sub-lanes will be completed by 30th June 2005. By the end of 2005, the road surface of the 8-lane main road will be basically completed.

Coordination of transportation arrangements

The Company also paid attention to the relationship between construction works and operational management. On the basis of allowing normal road operation to the maximum extent, specific traffic control measures were set up, which reasonably organised the transportation arrangements, strengthened on-site traffic management so as to ensure safe and smooth traffic on the road and smooth progress of the works.

In line with the needs arising from the road surface connection works, the Company implemented traffic diversion measures to the Jiangsu Section of Shanghai-Nanjing Expressway since 1st June 2004, forbidding the passing of trucks of over three axles (inclusive) from the Nanjing to Changzhou Inter-change section, and forbidding the passing of all trucks from the Changzhou inter-change to Huaqiao section. Commencing from 1st August 2004, the second stage of vehicle diversion plan was being implemented on Shanghai-Nanjing Expressway, whereby all trucks were forbidden on the whole expressway.



Impact of traffic diversions

Since the implementation of traffic control and diversions of trucks on Shanghai-Nanjing Expressway, there has been a considerable drop in both traffic volume and toll revenue. During the period from June to December 2004, the average daily traffic volume and average daily toll revenue on Shanghai-Nanjing Expressway were approximately 22,222 vehicles and RMB3,101,500 respectively, down approximately 34.52% and 40.39% respectively compared to the same period of the previous year, and down approximately 40.15% and 58.93% respectively against the average daily figures for the period from January to May 2004 before the implementation of such traffic diversions.

Benefiting from the strong growth in the first half of the year, the average daily toll revenue of Shanghai-Nanjing Expressway for the year of 2004 amounted to approximately RMB4,968,300, still recording an increase of approximately 4.67% over the same period of the previous year, whilst the average daily traffic volume was approximately 28,414 vehicles, down approximately 8.45% over the same period of the previous year.

Nanjing-Shanghai Class 2 Highway

The project of expanding Nanjing-Shanghai Class 2 Highway into a 4-lane Class 1 highway was undertaken by the Highway Bureau of Jiangsu Department of Communications. At present, construction works is proceeding as scheduled and planned to be completed in 2005. Pursuant to the operating right transfer agreement entered into by the Company and the Highway Bureau, the Company had paid an aggregate of RMB1,750 million to the Highway Bureau during the reporting period.



Since the implementation of traffic diversions on Shanghai-Nanjing Expressway from June, Nanjing-Shanghai Class 2 Highway has accommodated most of the diverted traffic and thus its traffic volume and toll revenue then increased considerably. During the period from June to December 2004, the average daily traffic volume and the average daily toll revenue on Nanjing-Shanghai Class 2 Highway were approximately the 49,357 vehicles and RMB1,036,100 respectively, up approximately 27.31% and 80.82% respectively over the corresponding period of the previous year, and up approximately 52.05% and 105.37% respectively over the average daily figures for the period from January to May 2004.

In 2004, the average daily traffic volume on Nanjing-Shanghai Class 2 Highway amounted to approximately 42,341 vehicles, up approximately 5.96% over the corresponding period of the previous year, whilst the average daily toll revenue was approximately RMB795,600, up approximately 25.99% over the corresponding period of the previous year.


MANAGEMENT DISCUSSION AND ANALYSIS

Nanjing Section of Nanjing-Lianyungang Highway

During the reporting period, the operation of the Nanjing Section of Nanjing-Lianyungang Highway was steady, with an average daily traffic volume of approximately 11,009 vehicles, up approximately 0.13% compared to the corresponding period of the previous year. Its toll income was more significantly affected by the toll-by-weight tariff system. The average daily toll revenue was approximately RMB188,300, up approximately 15.95% over the corresponding period of the previous year.

Guangjing Expressway and Xicheng Expressway

Under continued rapid economic development, Guangjing Expressway and Xicheng Expressway have maintained their strong growth. The toll-by-weight tariff system has led to an even more outstanding growth in toll revenue on the two expressways.

The average daily traffic volume on Guangjing Expressway in 2004 was approximately 29,707 vehicles, and the average daily toll revenue was approximately RMB614,400, up approximately 30.49% and 64.19% respectively over the corresponding period of the previous year.

As Xicheng Expressway is directly connected with Shanghai-Nanjing Expressway, it then faced certain impact arising from the traffic diversion measures implemented since June. However, with the opening to traffic of the Jiangtai Section of Yuanjiang Expressway on 15th August, the traffic volume on Xicheng Expressway has recovered considerably. By the end of December, it has basically reached the average level as recorded for January to May. In 2004, the average daily full-trip traffic volume on Xicheng Expressway was approximately 25,209 vehicles, and its average daily toll revenue was RMB858,200, up approximately 21.85% and 61.26% respectively over the corresponding period of the previous year.

Jiangyin Yangtze Bridge

In 2004, the average daily traffic volume on Jiangyin Yangtze Bridge was approximately 31,273 vehicles and its average daily toll revenue was approximately RMB1,989,400, up approximately 32.14% and 78.16% respectively over the corresponding period of the previous year.

During the reporting period, the Company's investment income from the project amounted to approximately RMB81, 899,000, making a definite contribution to the Company's results.



Sujiahang Expressway

The northern section of Sujiahang Expressway was opened to traffic on 8th November 2003, closely linking the hub area of Suzhou with the river-side areas. This has promoted the speed of economic development along the river, while also bringing a considerable increase in toll revenue during the year. In 2004, the average daily full-trip traffic volume on the expressway was approximately 17,871 vehicles, and its average daily toll revenue was approximately RMB1,582,100, up approximately 71.84% over the corresponding period of the previous year. The investment made a profit contribution of approximately RMB38,543,000 to the Company, which marked a full-fledged return for the Company's investment in Sujiahang Expressway.

3. Ancillary Services

The Group's ancillary services mainly comprise refueling, catering, accommodation, car repairs and commodity retailing in various service areas along Shanghai-Nanjing Expressway.



In 2004, with the full swing of the expansion project of Shanghai-Nanjing Expressway, in particular following the implementation of traffic diversions, the operating revenues in various service areas dropped considerably as traffic volume was drastically reduced. Meanwhile, purchase prices of oil products and catering rose, operating costs increased and profit margins were squeezed. Since August, the service areas entered into the stage of dismantling and renovations successively and had been basically put into a non-operating or semi-operating state, rendering a diminishment of the scope of operations of the Group's ancillary services.

Under such circumstances, the Company's business departments actively re-organised the operations and dedicated themselves to enhancing service quality and reducing costs, so as to mitigate to the greatest extent the impact of the renovations of the service areas upon its various business operations.

During the reporting period, from the Group's ancillary services recorded a revenue of approximately RMB350,080,000, and a loss of approximately RMB3,982,000, a considerable drop as compared to the corresponding period of the previous year.



4. Subsidiaries and Associated Companies

As at 31st December 2004, subsidiaries and associated companies of the Company were as follows:

Names of subsidiaries and associated companies (Class of legal person Shares)	Attributable equity interest	Registered capital (RMB'000)	Assets scale (RMB'000)	Net profit (RMB'000)	Principal operations
Jiangsu Ninghu Investment Development Co., Ltd. (limited company)	95%	100,000	111,543	1,690	Investments in various infrastructure, business projects and related assets
Jiangsu Sundian Engineering Co.,Ltd (limited company)	95.5%	35,000	69,539	2,839	Repairs and maintenance of roads and bridges (including expressways), road traffic safety facility implementation
Jiangsu Guangjing Xicheng Expressway Guangjing Co., Ltd (limited company)	85%	850,000	2,749,443	266,367	Construction, operation, maintenance and toll collection of Xicheng Expressways and related businesses of storage, passenger and freight transport and vehicle maintenance
Jiangsu Kuailu Bus Transportation Stock Co., Ltd. (limited company)	33.2%	150,300	250,538	14,769	Road transportation, vehicle maintenance and sales of vehicles (excluding sedan cars) and spare parts
Jiangsu Yangtze Bridge Co. Ltd. (limited company)	26.66%	2,137,248	3,542,507	340,135	Mainly engaged in the construction, maintenance management and operation of Jiangyin Yangtze Bridge and other traffic infrastructure
Suzhou Sujianhang Expressway Co., Ltd. (limited company)	33.33%	1,578,600	4,954,141	126,777	Construction, maintenance management and toll collection of the Jiangsu Section of Sujiahang Expressway and related businesses along the route
China Transportation HEAD New Techology (Shanghai) Co., Ltd. (limited company)	35.71%	21,000	20,798	231	Engineering design and implementation management of software development; intelligent traffic consultancy on management of highway resources and GIS / GPS applications

Notes:

(1) *All the subsidiaries and associated companies of the Company are incorporated with their main businesses being operated in China.*

(2) *As at 31st December 2004, none of the subsidiaries or associated companies of the Company had any outstanding equity or debt securities in issue.*



(III) OPERATING RESULTS AND FINANCIAL ANALYSIS

The Company adopts a financial policy which is proactive yet prudential. In view of the needs of the Company's sustainable development and the availability of its own resources, the Company reviews its debt portfolio regularly and makes any necessary adjustments whenever appropriate, so that risks of investment are strictly under control, thereby maximizing the interests of both the Company and the shareholders.

1. Assets of the Group

Under the PRC Accounting Standards

Item	2004 (RMB'000)	2003 (RMB'000)	Change (%)
Total assets	**20,638,701**	16,732,357	23.35
Current liabilities	**2,481,289**	1,715,106	44.67
Long-term liabilities	**3,077,863**	54,677	5,529.17
Minority interests	**413,464**	400,250	3.30
Shareholders' equity	**14,666,085**	14,562,325	0.71
Profit from principal operations	**1,847,350**	1, 500,514	23.11
Net profit	**826,725**	950,531	(13.02)
Increase in cash and cash equivalents	**(1,012,255)**	717,417	–

(1) The main reason for the increase in total assets during the reporting period was the increase in short-term loans and long-term loans, which were borrowings from banks in order to fund the expansion of Shanghai-Nanjing Expressway and the acquisition of the Jiangsu Section of Nanjing-Shanghai Class 2 Highway.

(2) Profit from principal operations in 2004 was approximately RMB1,847,350,000, an increase of approximately 23.11% over the previous year, which was higher than the growth of revenue from principal operations of 12.02%. The increase in profit margin for principal operations indicated that cost of the Group's principal operations was under good control during the reporting period. This is especially true for the toll road operations which represented approximately 88.56% of the principal operations: while realising an increase of approximately RMB356,871,000 in toll revenues, the cost of the toll road operations was reduced by approximately RMB25,079,000 compared to the corresponding period of the previous year.

(3) The main reason for the increase in current liabilities during the reporting period was that the Company applied an amount of RMB1,750 million from bank loans to pay for the acquisition of the operating right of the Jiangsu Section of Nanjing-Shanghai Class 2 Highway, and that it raised a short-term funding of RMB200 million for the Shanghai-Nanjing Expressway expansion project.



(4) The increase in long-term liabilities during the reporting period was to satisfy the needs of the expansion works of the Jiangsu Section of Shanghai-Nanjing Expressway. The aggregate funds invested in the Shanghai-Nanjing Expressway expansion project during the reporting period amounted to approximately RMB3,573 million.

(5) As at 31st December 2004, under the PRC Accounting Standards, the Group's overall gearing ratio was approximately 26.94%, up approximately 16.36 percentage points over the corresponding period of the previous year, mainly due to short-term and medium to long-term borrowings required to satisfy the expansion works of Shanghai-Nanjing Expressway and the acquisition of the operating right of Nanjing-Shanghai Class 2 Highway. In consideration of the high net operating cash-flow of the Group, we consider that the Group's overall liabilities was still at a relatively low level, and that it has maintained good solvency and continued funding capabilities.

Under the Hong Kong GAAP

Item	2004 (RMB'000)	2003 (RMB'000)	Change (%)
Total assets	**19,318,407**	15,278,665	26.44
Current liabilities	**2,481,286**	1,715,104	44.67
Long-term liabilities	**3,077,864**	84,184	3,556.12
Minority interests	**413,464**	400,250	3.30
Shareholders' equity	**13,345,793**	13,079,127	2.04
Profit from operations	**1,483,019**	1,457,763	1.73
Net profit	**997,139**	1,005,773	(0.86)
Increase in cash and cash equivalents	**(1,012,255)**	708,351	-





2. Analysis of Operating Results

Under the PRC Accounting Standards

Item	2004 (RMB'000)	2003 (RMB'000)	Change (%)
Revenue from principal operations	**3,060,081**	2,731,760	12.02
Profit from principal operations	**1,847,350**	1,500,514	23.11
Financial cost	**122,204**	786	15,447.58
Profit from operation	**1,527,917**	1,357,057	12.59
Investment revenue	**131,254**	69,948	87.65
Total profit	**1,390,204**	1,447,833	(3.98)
Income Tax	**(523,954)**	(475,924)	10.09
Minority interests	**(40,118)**	(22,982)	74.56
Net profit	**826,725**	950,531	(13.02)
Earnings per share (RMB)	**0.164**	0.189	(13.02)
Dividend per share (RMB)	**0.145**	0.145	–

(1) The increase in profit margin for principal operations indicated that the cost of the Group's principal operations was under good control. This is especially true for the toll road operations which represented approximately 88.56% of the principal operations; while realising an increase of approximately RMB356,871,000 in toll revenues, the cost of the toll road operations was reduced by approximately RMB25,079,000 compared to the corresponding period of the previous year.

(2) The drastic increase in financial costs during the reporting period was mainly due to the interest expenses on short-term loans from banks for the acquisition of the operating right of the Jiangsu Section of Nanjing-Shanghai Class 2 Highway.

(3) The significant increase in profit attributable to associated companies during the reporting period was mainly due to the investment revenue of approximately RMB38,543,000 attributable to Sujiahang Company, an increase of approximately RMB26,937,000 over RMB11,606,000 in the corresponding period of the previous year, and the investment revenue of approximately RMB81,899,000 attributable to Yangtze Bridge Company, an increase of approximately RMB44,612,000 over the corresponding period of the previous year.


MANAGEMENT DISCUSSION AND ANALYSIS

Under the Hong Kong GAAP

Item	2004 (RMB'000)	2003 (RMB'000)	Change (%)
Turnover	**2,951,996**	2,675,814	10.32%
Interest revenue	**10,330**	9,094	13.59%
Other operating revenue	**11,998**	29,618	(59.49)%
Profit from operation	**1,483,019**	1,457,763	1.73%
Profit attributable to associated companies	**200,333**	97,198	106.11%
Financial cost	**(132,534)**	(8,899)	1,389.31%
Amortisation of goodwill	**(12,735)**	(12,607)	1.02%
Income tax	**(507,987)**	(505,219)	0.55%
Minority interests	**(40,118)**	(22,982)	74.56%
Net profit	**997,139**	1,005,773	(0.86)%
Reserves	**8,308,045**	8,041,379	3.32%
Earnings per Share (RMB)	**0.198**	0.200	(0.86)%
Dividend per Share (RMB)	**0.145**	0.145	–

The significant increase in profit attributable to associated companies during the reporting period was mainly due to the investment revenue of approximately RMB52,269,000 attributable to Sujiahang Company, an increase of approximately 126.63% over RMB23,064,000 in the corresponding period of the previous year, and the investment revenue of approximately RMB134,285,000 attributable to Yangtze Bridge Company, an increase of approximately 121.50% over RMB60,625,000 in the corresponding period of the previous year.



3. Financial Analysis

Asset liquidity and financial resources

The Group's principal operations comprise toll roads and bridges. The Group has been able to maintain a large amount of stable cash inflow from its ordinary operations, and thereby has a relatively strong solvency position. In 2004, the cash inflow from the Group's business activities amounted to approximately RMB3,086,088,000, an increase of approximately 6.06% over the corresponding period of the previous year. *Accordingly, the management considers that the Group has no liquidity problem.*

The Group's cash and cash equivalents and borrowings were as set out in the table below:

Item	**As at 31st December, 2004 The Group (RMB'000)**	As at 31st December, 2003 The Group (RMB'000)
Cash and cash equivalents		
Cash in hand	**318**	266
Bank deposits	**524,456**	1,536,508
Short-term investment	**–**	255
Total:	**524,774**	1,537,029
Borrowings		
Short-term bank borrowings	**1,950,000**	1,400,000
Long-term borrowings, maturing in one year	**6,813**	6,813
Long-term bank borrowings	**3,077,863**	54,677
Total:	**5,034,676**	1,461,490

Note: *There were relatively large changes in short-term and long-term borrowings in 2004 which were mainly due to the* additional short-term and medium to long-term bank loans required for the expansion of Shanghai-Nanjing Expressway and for the acquisition of the operating right of Nanjing-Shanghai Class 2 Highway.



Major sources of cash and its applications

	RMB'000 2004	RMB'000 2003
Net cash flows from operating activities	**1,675,402**	1,453,795
Net cash flows from investing activities	**(5,373,358)**	(1,328,037)
Net cash flows from financing activities	**2,685,701**	591,659
Net increase (decrease) in cash and cash equivalents	**(1,012,255)**	717,417

The Group's net decrease of cash and cash equivalents amounted to approximately RMB1,012,255,000 for the year ended 31st December 2004.

1. *Net cash flows from operating activities*

Net cash flows from operating activities increased significantly as compared to the previous year due to the increase in toll income from all expressways and bridges operated by the Group. Such income was mainly realised in form of cash.

2. *Net cash flows from investing activities*

During the reporting period, the Group's cash inflow mainly came from the cash received from investment return. Cash outflow were mainly funds paid for the expansion project of Shanghai-Nanjing Expressway and for the acquisition of the operating right of Nanjing-Shanghai Class 2 Highway.

3. *Net cash flows from financing activities*

Cash inflows from financing activities comprised mainly commercial loans. Cash outflows from financing activities comprised mainly the repayments of principals of commercial loans, loan interests and dividend payments for year 2003.





The Group's capital structure

According to the PRC Accounting Standards, the capital structure of the Group as at 31st December 2004 and the figures for 2003 for comparison are as follows:

Item	As at 31st December, 2004		As at 31st December, 2003	
	(RMB'000)	%	(RMB'000)	%
Current liabilities	2,481,286	12.03	1,715,106	10.25
Long-term liabilities	3,077,864	14.91	54,677	0.33
Liabilities at fixed interest rates	5,034,677	24.40	1,461,490	8.74
Liabilities at floating interest rates	–	–	–	–
Interest-free liabilities	524,473	2.54	308,293	1.84
Shareholders equity	14,666,085	71.06	14,562,325	87.03
Minority Interests	413,464	2.00	400,250	2.39
Total Assets	20,638,701	100.00	16,732,358	100.00
Gearing ratio	–	26.94	–	10.58

According to the HK GAAP, the capital structure of the Group as at 31st December 2004 and the figures for 2003 for comparison are as follows:

Item	As at 31st December, 2004		As at 31st December, 2003	
	(RMB'000)	%	(RMB'000)	%
Current liabilities	2,481,286	12.85	1,715,104	11.23
Long-term liabilities	3,077,864	15.93	84,184	0.55
Liabilities at fixed interest rates	5,034,677	26.06	1,461,490	9.57
Liabilities at floating interest rates	–	–	–	–
Interest-free liabilities	524,473	2.72	337,798	2.21
Shareholders equity	13,345,793	69.08	13,079,127	85.60
Minority Interests	413,464	2.14	400,250	2.62
Total	19,318,407	100.00	15,278,665	100.00
Gearing ratio	–	26.03	–	9.71

Note: As at 31st December 2004, the shareholders' equity of the Group amounted to approximately RMB14,666,085,000, representing an increase of approximately RMB103,760,000 over the corresponding period of the previous year. *Total liabilities amounted to approximately RMB5,559,152,000, representing an increase of approximately RMB3,789,369,000 over the corresponding period of the previous year. Despite a significant* increase of the gearing ratio as compared with that of the corresponding period of the previous year, it is still at a relatively low level, indicating that the Group's financial situation is generally sound.


MANAGEMENT DISCUSSION AND ANALYSIS

Capital expenditure

For the year 2004, capital expenditure for the Group's projects-in-progress amounted to approximately RMB5,463,262,000, with details as follows:

Capital Expenditure Item	RMB'000
Purchasing of fixed assets	125,585
Expansion of Shanghai-Nanjing Expressway	3,572,677
Acquisition of the operating right of Nanjing-Shanghai Class 2 Highway	1,750,000
Investing in subsidiaries and associates	15,000
Total	5,463,262

Source of funds: Payments for the purchase of fixed assets during the reporting period were mainly made for the expansion of the Jiangsu Section of Shanghai-Nanjing Expressway and for the acquisition of the operating right of Nanjing-Shanghai Class 2 Highway. The major source of funds were loans from commercial banks and the Company's internally generated funds.





Reserve

Unit: RMB'000

	Share premium	Statutory surplus reserve funds	Statutory public welfare funds	Retained earnings	Total
1st January 2003	5,730,454	401,631	200,816	1,357,612	7,690,513
Profit for the Year	–	–	–	1,005,773	1,005,773
Distribution of profit	–	109,289	54,645	(163,934)	–
Distribution of dividend	–	–	–	(654,907)	(654,907)
31st December 2003	5,730,454	510,920	255,461	1,544,544	8,041,379
Profit for the Year	–	–	–	997,139	997,139
Distribution of profit	–	106,108	53,054	(159,162)	-
Distribution of dividend	-	-	–	(730,473)	(730,473)
31st December 2004	5,730,454	617,028	308,515	1,652,048	8,308,045

The ownership of the above capitalized items belong to respective companies which formed the Group.

The above statutory reserve funds cannot be used in a way other than the objectives for its establishment and cannot be distributed as cash dividend.

Retained earnings included associated companies' retained earnings amounting to approximately RMB162,986,000 (2003: RMB81,007,000).

For the year ended 31st December 2004, distributed profit amounted to approximately RMB1,312,877,000 according to PRC Accounting Standards (2003: RMB1,332,973,000).

Contingent liabilities

As at 31st December 2004, the Company does not have any contingent liabilities.

Foreign exchange risks

The Company has no material foreign exchange risk. The Company was granted a loan facility of US$9,800,000 from the Spanish government in 1998. As at 31st December 2004, the balance of the said loan was equivalent to RMB54,677,000.



Taxation policy

The Company was subject to an income tax rate of 33%. Total income tax paid in 2004 was approximately RMB523,954,000.

Deposit on assignment

As at 31st December 2004, the Company had no deposit on assignment with any financial institution in the PRC, and there was no un-collectible deposits upon maturity.

Loan on assignment

In December 2004, the Company obtained a loan of RMB200,000,000 from Jiangsu Xicheng Expressway Company Limited, its subsidiary, by way of loan on assignment, for a term from 27th December 2004 to 26th December 2005, and at an annual interest rate of 5.022%.

(IV) PROBLEMS APPEARING IN THE OPERATIONS AND THEIR SOLUTIONS

The 8-lane expansion project of Shanghai-Nanjing Expressway has commenced and entered into a full-swing stage. The rapid progress of the works brought about great pressure to traffic arrangements and operational management. The traffic diversion measures implemented since June resulted in a substantial drop in toll revenue on Shanghai-Nanjing Expressway, and have directly affected the Company's operating results. In 2005, diversions of trucks and traffic control in part of the road sections will still continue, and there will still be certain impact upon the Company's operating results.



The Company's management and staff will have a two-fold focus in their work: the expansion works and the operational management. We will strengthen on-site construction management and traffic arrangements, and on the basis of ensuring road safety and smooth implementation of the works, we will strive to minimise the impact of the expansion project upon the Company's operating revenues and profitability.



(V) BUSINESS DEVELOPMENT PLANS



In 2005, the Shanghai-Nanjing Expressway expansion project will be accelerated, and road surface works, inter-connection pivot works and traffic works will be fully implemented. The road surface connection works on the remaining 120 km of the southern 4-lane road and the bridge culverts of the sub-lanes will be completed by 30th June. By the end of 2005, the road surface of the 8-lane main road will be basically completed, with more than half of the road ancillary facilities completed.

In 2005, truck diversions and traffic control in part of the road sections will still continue. By the time when the southern 4-lanes are open to traffic in July, traffic conditions will be greatly improved. However, since there are still many traffic bottlenecks due to the fact that bridge culverts at inter-connections and some of the nodes at extra large bridges are still under construction and that road traffic works is fully carried out, the overall traffic capacity will not yet be substantially enhanced and the Company's operating results will still be affected.

The management of the Company will emphasise economic efficiency, strengthen operating management, ensure smooth traffic flow on the road and expedite various works for the completion of the 8-lanes so as to create favourable conditions for their early opening to traffic.

The Company will continue to improve its basic management and set up a highly efficient, applicable and scientific management system. It will strengthen work planning and inspect implementations so as to upgrade the overall management level and enhance work efficiency in all aspects.

The Company will implement overall budget management: to strengthen cost control and to control the process of fund application and management; to organise auditing firms to conduct regular tracking audits to the projects; and to strictly control various cost expenditures.

In respect of fund raising, the Company will, on the basis of ensuring timely supplies to the fund requirements of the expansion projects, make efforts to obtain construction funds at lower costs, and to reduce loan costs by making reasonable adjustments to the loan structures and maturity in order to reduce fund raising expenses.

The Company believes that through the coordinated efforts of the management and all the staff, the Company will lay a solid foundation for the development of the Company's various operations in 2005 so as to realise a new round of advancement for the Company and to provide opportunities of self development for the staff.

Xie Jia Quan
General Manager

Nanjing, the PRC
18th March 2005


CORPORATE GOVERNANCE REPORT
Pro-active Investor
Relations Activities,
Aimed at Enhancing
Transparency.

Good corporate governance affirms investor confidence and is the basis of healthy development for an enterprise. The Company works towards the enhancement of corporate governance, in order to build a trustworthy and committed image in the market, thus maintaining its competitive edge.


十次董事会






CORPORATE GOVERNANCE REPORT

Good corporate governance affirms investor confidence and is the basis of healthy development for an enterprise. Since its listing, the Company has consistently complied with The Company Law, The Securities Law, the listing rules for the stock exchanges in Hong Kong and Shanghai and other relevant laws and regulations of the CSRC. The Company has adopted strict implementation policies to perform its obligations as prescribed in the Standard on the Governance of Listed Companies of the CSRC and The Code of Best Practice of the Hong Kong Stock Exchange, and directed daily activities strictly in accordance with the prescribed rules for decision making. The Company also reviews its operation and management regularly and worked towards the enhancement of corporate governance, in order to build a trustworthy and committed image in the market, thus maintaining its competitive edge.

(I) CORPORATE GOVERNANCE REVIEW

During the reporting period, the Company amended and supplemented the relevant terms in its Articles of Association to comply with the Standard on the Governance of Listed Companies (上市公司治理準則) and the "Notice of Certain Issues Relating to the Standards of Capital Dealings with Related Parties by Listed Companies and Provisions of External Guarantees by Listed Companies" (關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知) issued by the CSRC, and the Hong Kong laws and regulations and the newly revised Listing Rules, so as to improve the content of the Articles of Association. Amendments to the Articles of Association involved six articles thereto. The main content includes the legal voting procedures at the shareholders' general meetings, improvements on the election system for directors and supervisors, and the provisions of external guarantees by the Company. The amendments to the Articles of Association have been considered and approved in accordance with the legal procedures.

During the reporting period, the two stock exchanges in Hong Kong and Shanghai have made extensive amendments to the Listing Rules. Pursuant to the provisions of the new rules, the Company immediately identified the differences between the old rules and the new rules and carried out follow-up work to ensure our operating and management activities would be in compliance with the new rules. The new Hong Kong Listing Rules requires that the senior management should appoint for the Company a qualified full-time accountant recognised by the Hong Kong Institute of Certified Public Accountants. The Company has submitted a waiver application in September 2004 pursuant to the Hong Kong Listing Rules, and has employed Mr. Yim Hing Wah as our financial accounting consultant to assist the Company's accountant during the transition period permitted by the Stock Exchange.

The corporate governance system was further strengthened and improved. Apart from strict compliance with various by-laws in respect of duties and procedural rules, during the year under review the Company compiled the "Work System on Investor Relation Management" to develop and strengthen investor relations management. In addition, in order to regulate connected transactions conducted between the Company and its subsidiaries and shareholding companies to ensure that they strictly carry out their statutory information disclosure obligations, the Company has reorganised and prepared specific regulations on connected transactions entered into with the Company's subsidiaries or shareholding companies, as well as specific requirements for information disclosure thereon. This will serve as guidelines on their ordinary operating activities.



(II) CORPORATE GOVERNANCE STRUCTURE


Shareholders' General Meeting
Supervisory Committee
Board of Directors
Strategy Committee
Audit Committee
Nomination, Remuneration and Appraisal Committee
Management

1. Shareholders and the General Meeting

The Company treats all shareholders equally and ensures that all shareholders have the right to be informed and to make decisions on material matters relating to the Company. The Company ensures that all shareholders, especially medium and small shareholders, have equal status and can fully exercise their rights. Any shareholders and insiders of the Company are prohibited from any insider dealings with any insiders of the Company or any act that may damage the interests of shareholders and the Company.

Shareholders' General Meeting

The General Meeting is the highest organ of authority. It shall perform its functions and powers according to the law and make decisions on significant matters of the Company. The annual general meeting or the extraordinary general meeting provides a direct communication channel between the Board of Directors and the shareholders. The Company has strictly complied with the Rules of Proceedings of Shareholders' General Meetings, and has ensured that the holding of general meetings and its decision-making procedures are legal and valid and the shareholders' rights are legally exercised.


CORPORATE GOVERNANCE REPORT

Substantial shareholders

Jiangsu Communications Holding Company Ltd. and Huajian Transportation Economic Development Centre are our substantial shareholders, holding 55.22% and 11.86% of the Company's shares respectively. These two companies have not intervened the decision making process and operation of the Company directly or indirectly bypassing the general meetings.

The Company's businesses, assets, staff, organisation and finance are separated from those of the controlling shareholder, allowing the Company to have complete autonomy over its businesses and operations. The controlling shareholder exercises its right as a capital contributor strictly in accordance with the laws. There has been no circumstance in which the controlling shareholder makes use of its special position to pursue benefits that are beyond the entitlement of its legal rights.

2. Directors and the Board of Directors

Board of Directors

The Board of Directors of the Company comprises 11 directors, of whom one is an executive director, six are non-executive directors and four are independent non-executive directors. Independent non-executive directors account for over one-third of the members of the Board of Directors. This was the fourth session of the Board of Director since the Company was established. The term of office of the directors was from May 2003 or the elected date up to the next election date for the new session at the 2006 Annual General Meeting.

The Board of Directors is always accountable to the General Meeting. It shall exercise its decision making right under its terms of reference as stipulated in the Articles of Association and strictly in accordance with the procedural requirements of the Rules of Proceedings for Board of Directors Meetings.

The Board of Directors has separate functions and duties from the management. The functions and duties of the Board include convening the Shareholders'General Meetings; making decisions on the Company's operational plans, investment proposals and establishment of the internal management organization; preparing the annual budget, final accounts and profit distribution scheme; formulating merger, separation, dissolution proposals and significant acquisition or sale proposals; and implementing the resolutions passed at the Shareholders' General Meetings. The management is accountable to the Board of Directors. Its main functions and duties include production and operation management, organisation and implementation of the annual operational plans and investment proposals approved by the Board of Directors, and implementation of the resolutions passed by the Board of Directors.



The Company held six Board meetings in 2004. The resolutions approved at each meeting are set out below:

(1) The fourth session of the fourth Board meeting held on 30th January 2004

Ten directors attended the meeting. The appointments of Mr. Xie Jia Quan as General Manager and Mr. Qian Yong Xiang as Deputy General Manager were considered and approved, and the date of the first extraordinary general meeting in 2004 was confirmed during the Board meeting.

(2) The fifth session of the fourth Board meeting held on 1st April 2004

Eleven directors attended the meeting. The 2003 results report was considered and approved at the meeting.The distribution scheme in respect of the final dividends for year 2003 was confirmed, pursuant to which a cash bonus of RMB1.45 (incl. tax) would be paid for every 10 shares. The appointments of Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company's PRC and international auditors, and the appointments of Mr. Xie Jia Quan as a director of the Company were considered and approved. The investment in the expansion works of the Jiangsu Section of Shanghai-Nanjing Expressway and in the acquisition of the new toll collection operating right of Shanghai-Nanjing Class 2 Highway, the amendments to the relevant provisions of the Articles of Association, and the proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme were considered and approved.

(3) The sixth session of the Fourth Extraordinary Board meeting held on 3rd April 2004

Eight directors attended the meeting. The assessment report on the investment in the expansion works of the Jiangsu Section of Shanghai-Nanjing Expressway and in the acquisition of the new toll collection operating right of Shanghai-Nanjing Class 2 Highway made by an appraisal organisation, and the opinions of the Board of Directors on the assessment report were considered and approved at the meeting.

(4) The seven session of the Fourth Board meeting held on 26th April 2004

Ten directors attended the meeting. The first quarterly report of 2004, the provision of RMB50 million for impairment of fixed assets for the expansion project of Shanghai-Nanjing Expressway, and the signing of the Road Maintenance Service Contract with Guangjing Xicheng and Jiangsu Sundian were considered and approved at the meeting.

(5) The eight session of the Fourth Board meeting held on 20th August 2004

Ten directors attended the meeting. The 2004 Interim Report, the write-off on disposal of assets with respect to the communication, surveillance and toll collection systems and the write-off on the demolition of assets as a result of the expansion project, amounting to RMB110,979 in total, were considered and approved at the meeting. The "Investor Relations Work System" for Jiangsu Expressway Company Limited was considered and approved. The appointment of Ms. Lee Wai Fun, Betty as the Company Secretary in Hong Kong was considered and approved.


CORPORATE GOVERNANCE REPORT

(6) The ninth session of the Fourth Board meeting held on 27th October 2004

Nine directors attended the meeting. At the meeting, the third quarterly report of 2004 and a provision for impaired assets of RMB95,720,000 made for office fixed assets affected by the expansion project of Shanghai-Nanjing Expressway were considered and approved.

Note: The above fourth, fifth, seventh, eighth and ninth sessions of the Fourth Board meetings were regular board meetings of the Company. Most of the directors with right to attend the meeting attended the meeting in person or participated in voting by other communication methods. Most of the directors who were not able to attend had appointed proxies to attend on behalf of them. The relevant notices of meetings were issued ten days before the meetings. Relevant information on the meetings was delivered to each director at least three days prior to each meeting.

Directors

Directors are elected or removed at General Meetings. The Company has introduced a cumulated voting system for the election of Directors. The term of office of Directors is three years. The appointment of all directors shall be decided upon at the Shareholders' General Meetings. They can be re-elected upon expiry of the term. Members of the Board of Directors are not related to each other in terms of financial, business, relative or other important relationships, and its composition offers diversification in terms of experiences and expertise.



The posts of Chairman and General Manager of the Company are performed by different persons, with clear separation of duties to ensure check-and-balance between decision-making by the Board of Directors and implementation by the management. The Chairman will chair the Board meetings, ensure all directors have due knowledge of prevailing issues, and examine Board meeting procedures. He will also ensure that the directors receive adequate information in a timely manner. The General Manager is responsible for day-to-day operation and management activities, implementation of the resolutions passed at the Board meetings and day-to-day decision making.



Independent Non-executive Directors

The four independent directors were Chang Yung Tsung, Fang Keng, Hong Yin Xing and Yang Xiong Sheng. Mr. Hong Yin Xing resigned in October 2004. The Company has found a suitable succeeding candidate, and will put forward the appointment at the 2004 Annual General Meeting to be held on 18th May 2005.

The independent directors have been able to perform their obligations of acting faithfully and diligently in compliance with the relevant laws and regulations and the Detailed Rules for the Operation of Independent Directors. The independent directors have participated in the meetings of the Board of Directors as well as its various specialised committees, and have given their opinions on the decision-making on significant matters by making use of their professional knowledge and experience. They have conscientiously examined the connected transactions and capital dealings with connected parties to ensure fairness and impartiality, expressing their independent opinions and performing their duties independently. They have ensured that their acts are not influenced by the substantial shareholders, the effective controlling parties of the Company or any other units or individuals that have interests in the Company. The independent directors have made active contribution to protecting the interests of the Company as a whole and the legal rights of all of our shareholders, as well as promoting the healthy development of the Company.

During the reporting period, the independent directors of the Company have not raised any objection to any matter of the Company.

The Company has received the yearly confirmation letters in respect of their independence from each of the independent non-executive directors, written pursuant to the requirements of the paragraph 3.13 of the Hong Kong Listing Rules. The Company is of the view that the independent non-executive directors are independent parties.

3. Specialised Committees of the Board of Directors

There are the strategy Committee, the Audit Committee and the Nomination, Remuneration and Appraisal Committee under the Board of Directors. Each committee has adopted its own code of practice to provide guidance on its decision-making procedures and performance of duties.

The Strategy Committee

The Strategy Committee members included Sheng Chang Quan, Sun Hong Ning, Chen Xian Hui, Hong Yin Xing and Cui Xiao Long, one of whom is an independent non-executive director. Mr. Sheng Chang Quan is the chairman of the committee.


CORPORATE GOVERNANCE REPORT

The Strategy Committee is responsible for reviewing and providing recommendations in respect of long term development strategic planning, material investment financing proposals, material capital applications, assets operation projects and material matters relating to the development of the Company.



The Strategy Committee did not convene any meeting in 2004.

The Audit Committee

The Audit Committee members comprise Yang Xiong Sheng, Fan Yu Shu and Fang Keng, of whom two are independent non-executive directors. One independent director with professional qualification and professional experience in financial management was appointed to the committee. Mr. Yang Xiong Sheng is the chairman of the committee.

The Audit Committee is principally responsible for supervising and implementing the internal audit system of the Company and its subsidiaries; examining the financial information and information disclosure of the Company and its subsidiaries; supervising the internal control system of the Company and its subsidiaries, including financial control and risk management; auditing material connected transactions; and communicating, supervising and reviewing the internal and external audits of the Company.

The Audit Committee held four meetings in 2004. The resolutions approved at each meeting are set out below:

(1) The third session of the Fourth Audit Committee held on 31st March 2004

The financial statement and major connected transactions of 2003 were considered and approved at the meeting. The committee has examined the internal audit system, and proposed to appoint Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company's PRC and international auditors of the Company.

(2) The fourth session of the Fourth Audit Committee held on 26th April 2004

The first quarterly financial report in 2004 of the Company was reviewed at the meeting.



(3) The fifth session of the Fourth Audit Committee held on 20th August 2004

The interim financial report in 2004 of the Company was reviewed at the meeting.

(4) The sixth session of the Fourth Audit Committee held on 27th October 2004

The third quarterly financial report in 2004 of the Company was reviewed at the meeting.

The Nomination, Remuneration and Appraisal Committee

The Nomination, Remuneration and Appraisal ("NRA") Committee members comprise Hong Yin Ying, Chang Yung Tsung, Chen Xian Hui, Zhang Wen Sheng and Yang Xiong Sheng, of whom three are independent non-executive directors. Mr. Hong Yin Xing was the chairman of the committee. As Mr. Hong Yin Xing has tendered his resignation, the committee will appoint a new candidate to take up the position.

The NRA Committee is principally responsible for nomination, selection criteria and selection procedures of directors and management members of the Company, as well as providing advice on such matters; formulating appraisal standards and conducting appraisals for directors and management members of the Company; formulating and reviewing the emolument policies and proposals for directors and management members of the Company.

The NRA Committee held two meetings in 2004. The resolutions approved at each meeting are set out below:

(1) The first session of the Fourth NRA Committee held on 30th January 2004

The appointment of Mr. Xie Jia Quan as General Manager of the Company and the term of his service contract were proposed at the meeting.

(2) The second session of the Fourth NRA Committee held on 31st March 2004

The appointment of Mr. Xie Jia Quan as a director of the Company and the term of his service contract were proposed at meeting.



4. Records of Attendance of Meetings of the Board and Specialised Committees

Name	Position	Board of Directors (attendance/ No. of meetings)	Strategy Committee (attendance/ No. of meetings)	Audit Committee (attendance/ No. of meetings)	Nomination, Remuneration and Appraisal Committee (attendance/ No. of meetings)
Sheng Chang Quan	Chairman and Non-executive Director	6/6	–	–	–
Xie Jia Quan	Executive Director	2/2	–	–	–
Sun Hong Ning	Non-executive Director	6/6	–	–	–
Chen Xian Hui	Non-executive Director	6/6	–	–	2/2
Zhang Wen Sheng	Non-executive Director	5/6	–	–	2/2
Fan Yu Shu	Non-executive Director	5/6	–	3/4	–
Cui Xiao Long	Non-executive Director	6/6	–	–	–
Chang Yung Tsung	Independent Non-executive Director	4/6	–	–	2/2
Fang Keng	Independent Non-executive Director	4/6	–	2/4	–
Hong Yin Xing	Independent Non-executive Director	5/6	–	–	2/2
Yang Xiong Sheng	Independent Non-executive Director	6/6	–	4/4	2/2

5. Dealings of Securities by Directors

Please refer to the chapter entitled "Directors, Supervisors, Senior management and Staff".

6. Supervisors and the Supervisory Committee

The Supervisory Committee comprises five supervisors, of whom three are representatives of shareholders and the other two are staff representatives of the Company. The number of members and composition of the Supervisory Committee comply with the requirements of the relevant laws and regulations. This Supervisory Committee is the fourth committee since the establishment of the Company. The term of office of each supervisor is from May 2003 or the elected date up to the election date of the 2006 Annual General Meeting.



The Supervisory Committee is accountable to all shareholders and exercises monitoring right independently and legally. Financial monitoring is the core responsibility of its specific duties. Besides, it is also responsible for supervising the due diligence of directors, managers and other senior management members, protecting the assets of the Company, reducing financial and operating risks, and protecting the legal interests of the Company and its shareholders.

The Supervisory Committee held two meetings in 2004. All members attended each meeting, and supervised whether the Company's finance and the performance of duties by Directors and senior management members were in compliance with laws and regulations. The Supervisory Committee also attended each Board meeting, and conscientiously performed their duties as supervisors.

(III) INTERNAL CONTROL SYSTEM

The Board authorised the management to establish and implement an internal control system for periodically evaluating the control procedures on finance, operation and supervision, and protecting the Group's assets and shareholders' interests.

The Company has established an internal audit department in its organisational structure. The department examines, monitors and assesses on a periodic basis the financial conditions, operations and internal control activities under various businesses and work procedures. It appoints external audit entities to periodically audit the financial reports of the Company in accordance with the PRC and Hong Kong accounting principles respectively. It provides independent and objective assessments and advice in the form of audit reports.

The Company has appointed a qualified accountant recognised by the Hong Kong Institute of Certified Public Accountants for assisting its own accountant in accordance with the requirements of the Hong Kong Stock Exchange. The accountant co-operates with the audit committee to periodically review the financial reports and the related accounts and to issue reports to the directors.

(IV) INFORMATION DISCLOSURE AND INVESTOR RELATIONS

1. Information Disclosure

In order to ensure that all shareholders be informed in an equal and comprehensive manner and to perform the Company's obligation of disclosing information faithfully, the Company truthfully, accurately and completely disclosed such information that may materially affect the decision-making of the public investors strictly in accordance with the contents and formats as required under the laws and regulations for disclosing such information. The Secretary to the Board is responsible for performing information disclosure.

During the reporting period, the Company published different periodic reports and ad hoc announcements for about 20 times to disclose details of important corporate information and the progress on major matters in accordance with the requirements of the Shanghai and Hong Kong stock exchanges. We also laid down specific requirements for information disclosure on important issues for subsidiaries and holding companies to ensure complete and timely information disclosure.



2. Investor Relations

Investor relations is a pro-active way for a listed company to maximise its value. The management of the Company puts a high regard on investor relations. The Company has adequately disclosed its information to investors, and has enhanced communication and relations with them through various channels, which has in turn increased its transparency.


Jiangsu Expressway Company Limited

During the reporting period, the Company has formulated the Work System of Investor Relations Management 《投資者關係管理工作制度》 which sets out the move-forward approach, content and scope of work and the corresponding work procedures for investor relations management with reference to the actual situations of the Company. The Company also prepared the Strategic Development Plan of Investor Relations Management 《投資者關係管理戰略發展計劃書》 describing specific proposals on investor relations management development, setting the long-term strategic development goals and formulating feasible action plans.

During the reporting period, the Company disclosed important information and matters which may affect investor interests by issuing periodic or ad hoc announcements aiming at raising its standards on information disclosure. It also fully utilised the Company's website to regularly publish relevant operating activities and information to update investors the latest developments of the Company.

Moreover, the Company emphasises two-way and interactive communication with investors. During the year, the Company held two roadshows for results announcement, and participated in two major marketing activites for investors. It has been involved in presentations and one-on-one meetings with over 50 fund management companies. It has received senior representatives and analysts from nearly 40 large reputable domestic and foreign fund management companies, meeting more than 60 persons. The Company also keeps close contact with domestic and foreign news media and institutional investors through press conferences, analysts' conferences, teleconferences, etc.

The Company, by making use of these investor relations activities, aims at increasing its transparency, enhancing communication, increasing investors' understanding and trust in our businesses. It also aims at building investor confidence in our future development and promoting market recognition and support, so that the Company's business development potential and actual value will be fully reflected in the market.



(V) AUDITORS' REMUNERATION

Please refer to the chapter entitled "Significant Matters" of this report.

(VI) MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

Upon specific enquiries to all of the directors and supervisors of the Company, the directors and supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Hong Kong Listing Rules. During the period under review, the Company did not adopt any stricter provisions on securities transactions of the directors than those provisions stipulated in the Model Code.

(VII)CODE OF BEST PRACTICE

The Board of Directors is of the view that the Company has conducted its operations in accordance with the relevant laws and regulations, implemented strict governance and complied with the Code of Best Practice as set out in Appendix 14. The directors are not aware of any circumstance that reasonably indicates that the Company is in breach of, or has not complied with, the Code.

(VIII)CODE ON CORPORATE GOVERNANCE PRACTICES

The Code on Corporate Governance Practices under the Appendix 14 of the Hong Kong Listing Rules has come into effect since 1st January 2005. The directors considered that the Company has complied with the restrictions and adhered to strict corporate governance pursuant to the code provisions from 1st January 2005 to the date of this report, and strives to fulfill the "recommended best practices". The directors are not aware of any circumstance that reasonably indicates that the Company is in breach of, or has not complied with, the Code.


CHANGES IN SHARE CAPITAL AND SHAREHOLDERS

(I) CHANGES IN SHARE CAPITAL

Unit: Share

Share capital structure	Before change	Placement	Bonus share	Shares transferred from reserve fund	Increase	Others	After change
1) Shares not in circulation							
1. Promoter's shares	3,381,214,600	–	–	–	–	–	3,381,214,600
Including:							
State-owned shares	2,781,743,600	–	–	–	–	–	2,781,743,600
Domestic Legal person shares	599,471,000	–	–	–	–	–	599,471,000
Overseas legal person shares	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–
2. Subscriber legal person shares	284,532,900	–	–	–	–	–	284,532,900
3. Internal staff shares	–	–	–	–	–	–	–
4. Preference shares or others	–	–	–	–	–	–	–
Sub-total of shares not in circulation	3,665,747,500	–	–	–	–	–	3,665,747,500
2) Shares in circulation	–	–	–	–	–	–	–
1. RMB ordinary shares	150,000,000	–	–	–	–	–	150,000,000
2. Domestic listed foreign shares	–	–	–	–	–	–	–
Overseas listed foreign shares	1,222,000,000	–	–	–	–	–	1,222,000,000
Others	–	–	–	–	–	–	–
Sub-total of shares in circulation	1,372,000,000	–	–	–	–	–	1,372,000,000
3) shares in total	5,037,747,500	–	–	–	–	–	5,037,747,500

Note: During the reporting period, there has been no change in the total number of shares or in the shareholding structure of the Company.

(II) SHARE ISSUES AND LISTINGS

1. The Company issued 1,222 million H Shares at HK$3.11 (RMB3.33) per share which were listed on the Hong Kong Stock Exchange on 27th June 1997.

2. The Company issued 150,000,000 domestic public shares (A shares) to domestic investors at the issue price of RMB4.20 per share. The issue of shares was successfully launched from 22nd December to 23rd December 2000 by means of online pricing issue and placing to investors from the secondary market. The shares were listed on the Shanghai Stock Exchange on 16th January 2001.

3. The Company's Sponsored Level I American Depositary Receipt Programme was effective on 23rd December 2002 and the shares have been traded in the over-the-counter market in the United States.



(III) SHAREHOLDINGS OF MAJOR SHAREHOLDERS

1. Number of Shareholders at the End of the Reporting Period

As at 31st December 2004, there were a total of 36,907 shareholders whose names appeared on the share register of the Company, of which 35,947 were domestic shareholders and 960 were foreign shareholders.

2. Shareholdings of Major Shareholders

(1) As at 31st December 2004, shareholdings of the top ten shareholders of the Company are as follows:

No.	Name of shareholders	Number of shares held at the end of the period	Changes in shareholding during the period (+/-)	Shareholding proportion in the total share capital	Category of the shares held
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600		55.22	State-owned Shares
2	Huajian Transportion Economic Development Centre	597,471,000		11.86	Stated-owned Legal Person Shares
3	J.P. Morgan Chase & Co.	131,104,500	131,104,500	2.60	H Shares
4	Sumitomo Mitsui Asset Management Limited	99,548,000	22,912,000	1.98	H Shares
5	UBS AG	74,454,000	74,454,000	1.48	H Shares
6	Galaxy Securities Co., Ltd.	27,287,472	-712,051	0.54	A Shares
7	Huaxia Securities Co., Ltd.	21,160,000	4,500,000	0.42	Social Legal Person Shares
8	Shenyin Wanguo Securities Co., Ltd.	14,450,000		0.29	Social Legal Person Shares
9	上海海基物業發展有限公司	14,150,000	14,150,000	0.28	Social Legal Person Shares
10	Winner Glory Development Ltd	12,000,000		0.24	H Shares

Note: Connection between the top ten shareholders:

(a) The Company is not aware if the top ten shareholders are connected to each other or acting in concert.

(b) During the reporting period, none of the connected parties, strategic investors or general legal persons has become one of the top ten shareholders of the Company as a result of the placing of new shares.

(2) Controlling shareholders - Jiangsu Communications Holding Co.,Ltd.

Jiangsu Communications Holding Co., Ltd. ("Communications Holding"), the Company's controlling shareholder, was established on 15th September 2000. Communications Holding held on behalf of the State 2,781,743,600 State-owned shares of the Company, representing approximately 55.22% of the total share capital of the Company.

Communications Holding was incorporated with the capital from the provincial government, which has authorised the former as an operating unit of State-owned assets with investment nature and as an investing organ. Its legal representative is Mr. Shen Chang Quan. Its registered capital amounted to RMB4,600,000,000. To such extent as authorised by the provincial government, the Company is engaged in the operation and management of State-owned assets; investment, construction, operation and management of transport infrastructure, transports and other related sectors; and industrial investment and domestic trading within the scope of authorisation of the provincial government.

Communications Holding does not hold more than 5% shares in other listed companies apart from the Company.

On 15th September 2004, Jiangsu Communications Holding Co., Ltd. and Jiangsu Communications Industrial Group Co., Ltd., another transportation investment entity, duly commenced merger and reorganisation processes in accordance with the "Notice of the Merger and Reorganisation of Legal Persons Jiangsu Communications Holding Co., Ltd. and Jiangsu Communications Industrial Group Co., Ltd." issued by the Jiangsu Provincial People's Government. The new company name after the merger was its former name, "Jiangsu Communications Holding Co., Ltd.". Its corporate nature remained as solely state-owned. The former Jiangsu Communications Industrial Group Co., Ltd. was cancelled, with its liabilities, debts, external guarantee and shareholding in the form of external investment taken over by Jiangsu Communications Holding Co., Ltd. The registration process for industrial and commercial changes after the merger is currently underway.

Upon the merger, the shareholding of Jiangsu Communications Holding Co., Ltd. in the Company remained unchanged.

The ownership and controlling relationship between the Company and the de facto controller:


Jiangsu Communications Holding Company Ltd.
55.22%
The Company

(3) Shareholders holding 10 percent or more domestic shares - Huajian Transportation Economic Development Centre

Name of shareholder	Huajian Transportation Economic Development Centre
Legal representative	Fu Yu Ning
Date of incorporation	18th December 1993
Registered capital	RMB500,000,000
Corporate nature	People's ownership
Shareholding	11.86%
Scope of business	Its principal businesses are investment and management of roads, docks, ports and ocean passages; research and development of new technologies, new products and new materials related to transport infrastructure and the sale of the relevant products, and so forth.

3. As at 31st December 2004, shareholdings of the top ten holders of shares in circulation are as follows:

No.	Name of Shareholders	Number of shares held at the end of the period (shares)	Category of shares
1	J.P. Morgan Chase & Co.	131,104,500	H Shares
2	Sumitomo Life Insurance Company	99,548,000	H Shares
3	UBS AG	76,454,000	H Shares
4	Galaxy securities Co., Ltd.	27,287,472	A Shares
5	Winner Glory Development Ltd	12,000,000	H Shares
6	普惠證券投資基金	1,911,070	A Shares
7	中信信托投資有限責任公司	1,573,900	A Shares
8	興和證券投資基金	1,386,707	A Shares
9	裕陽證券投資基金	594,031	A Shares
10	Arsenton Nominees Limited	522,000	H Shares

Notes: The Company is not aware if the top ten shareholders in respect of shares in circulation of the Company are connected to each other or acting in concert.

The Company is not aware of whether or not there are connected relationships between the top ten holders of shares in circulation and the top ten shareholders.

4. As at 31st December 2004, as far as the Company is aware, the following individuals or companies held 5% or more of the interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be maintained under the Securities and Futures Ordinance of Hong Kong:

Name	Capacity	Direct Interests	Number of H Shares	Percentage of H Shares (total shares)
J.P. Morgan Chase & Co. (Note 1)	Interests in controlled corporation	No	131,104,500	10.73 (2.60)
Sumitomo Life Insurance Company (Note 2)	Interests in controlled corporation	No	99,548,000	8.15 (1.98)
UBS AG (Note 3)	Beneficial owner	Yes	74,454,000	6.09 (1.48)

Note 1: The 131,104,500 H Shares in which J.P. Morgan Chase & Co. was deemed to hold interest included:

(1) 484,900 H Shares (reported as lending pool) in which J.P. Morgan Chase Bank (a 100% subsidiary of J.P. Morgan Chase & Co.) was deemed to hold interest in the capacity of a custodian corporation/approved lending agent;

(2) 22,705,600 H Shares in which a 100% subsidiary of J. P.Morgan Chase & Co. was deemed to hold interest because of its controlling interests in a corporation, while such corporation was reported as the beneficial owner of the H Shares concerned; and

(3) 7,914,000 H Shares in which a 100% subsidiary was deemed to hold interest because of its controlling interests in a corporation, while such corporation was regarded as having disclosure obligations as an investment manager.

Note 2: Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited which was deemed to hold interest in the shares in the capacity of an investment manager.

Note 3: (1) Out of the total shares which UBS AG was interested in, 204,000 H Shares were reported to be held in the capacity of an investment manager, and 74,250,000 H Shares were reported to be held in the capacity of a beneficial owner.

(2) The 74,454,000 H Shares included 2,000,000 shares of non-listed derivatives.

(3) 112,000 H Shares are held by UBS Global Asset Management (Japan) Limited which is wholly-owned by UBS AG.

Save as disclosed above, as far as the Company is aware, as at 31st December 2004, there is no other person who is required to make disclosure under the Securities and Futures Ordinance.

(IV) PURCHASE, SALE AND REDEMPTION OF SHARES OF THE COMPANY

As at 31st December 2004, there was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's shares.

(V) PRE-EMPTION RIGHTS

In accordance with the Company's Articles of Association and the laws of the People's Republic of China, no pre-emption rights were granted by the Company pursuant to which the Company would have been required to offer new shares to existing shareholders in proportion to their shareholdings.

(VI) PUBLIC FLOAT

As at 31st December 2004 and 28th February 2005 (the latest practicable date of this disclosure statement), the Company complied with the 25% public float requirement under the Hong Kong Listing Rules.

(I) GENERAL INFORMATION

Names	Gender	Position Age	Term of with the Company	Office
Shen Chang Quan	M	57	Chairman	From May 2003 to 2006
Xie Jia Quan	M	54	Executive Director, General Manager	From January 2006 to 2006
Sun Hong Ning	M	44	Non-executive Director	From May 2003 to 2006
Chen Xiang Hui	M	42	Non-executive Director	From May 2003 to 2006
Zhang Wen Sheng	M	58	Non-executive Director	From May 2003 to 2006
Fan Yu Shu	F	53	Non-executive Director	From May 2003 to 2006
Cui Xiao Long	M	44	Non-executive Director	From May 2003 to 2006
Chang Yung Tsung	F	73	Independent Non-executive Director	From May 2003 to 2006
Fang Keng	M	66	Independent Non-executive Director	From May 2003 to 2006
Hong Yin Xing	M	55	Independent Non-executive Director	From May 2003 to 2006
Yang Xiong Sheng	M	45	Independent Non-executive Director	From May 2003 to 2006
Zhou Jian Qiang	M	52	Chairman of the Supervisory Committee	From May 2003 to 2006
Zhang Cheng Yu	M	54	Supervisor	From May 2003 to 2006
Ma Ning	F	48	Supervisor	From May 2003 to 2006
Wu Yu Jun	M	42	Supervisor representing staff	From May 2003 to 2006
Shang Hong	F	42	Supervisor representing staff	From July 2004 to 2006
Li Da Peng	M	52	Deputy General Manager	From December 2003 to 2006
Wu Zan Ping	M	41	Deputy General Manager	From December 2003 to 2006
Qian Yong Xiang	M	41	Deputy General Manager	From January 2004 to 2007
Yao Yong Jia	M	41	Secretary to the Board of Directors	From December 2003 to 2006
Liu Wei	F	49	Manager of the Financial Accounting Department	From December 2003 to 2006
Lee Wai Fun, Betty	F	44	Company Secretary (Hong Kong)	From August 2004 to 31st May 2005

Notes:

(1) *During the reporting period, the Directors, Supervisors and senior management staff did not hold any shares of the Company, including their spouses or children under 18 years of age or their relatives or their controlled entities or trusts with more than 30% equity interests.*

(2) Mr. Hong Yin Xing tendered his resignation in October 2004. The Company has found a suitable succeeding candidate, and will put forward the appointment at the 2004 Annual General Meeting to be held on 18th May 2005.

(3) The Directors and the senior management of the Company are not associated or related.



(II) INFORMATION OF DIRECTORS AND SUPERVISORS WORKING IN SHAREHOLDERS' COMPANIES

Name	Employer	Title	Term of Office
Shen Chang Quan	Jiangsu Communications Holding Company Ltd.	Chairman	From January 2001 up to now
Sun Hong Ning	Jiangsu Communications Holding Company Ltd.	Deputy General Manager	From May 2003 up to now
Chen Xiang Hui	Jiangsu Communications Holding Company Ltd.	Deputy General Manager	From May 2003 up to now
Zhang Wen Sheng	Huajian Transportation Economic Development Centre	Deputy General Manager	From November 1998 up to now
Fan Yu Shu	Jiangsu Communications Holding Company Ltd.	Director of Financial Auditing Department	From December 2002 up to now
Cui Xiao Long	Jiangsu Communications Holding Company Ltd.	Director of Operational	From February 2002 up to now
Zhou Jian Qiang	Jiangsu Communications Holding Company Ltd.	General Manager	From November 2000 up to now
Zhang Cheng Yu	Jiangsu Communications Holding Company Ltd.	Director of Human Resources Department	From January 2002 up to now
Ma Ning	Huajian Transportation Economic Development Centre	Assistant Manager of Planning and Finance Department	From September 1998 up to now

(III) EMOLUMENTS FOR THE YEAR

The emoluments for directors, supervisors and other senior management are recommended by the Board of Directors and approved by the Nomination, Remuneration and Appraisal Committee under the Board of Directors in accordance with their salary agreements entered into with the Company. The Company's four independent directors received the emoluments for independent directors for year 2004. The rest of the directors and supervisors (including those in office) did not receive emoluments for directors or supervisors. The directors and supervisors holding other positions receive management remuneration based on their specific management positions.

1. The annual allowances paid for each of the two overseas independent directors and each of the two domestic independent directors by the Company are HK$106,000 and RMB$40,000 respectively. Apart from the above-mentioned allowances, the independent directors did not receive any other remuneration from the Company. The total remuneration amounted to RMB292,000.

2 In 2004, except for four independent directors who received remunerations for independent directors and Mr. Xie Jia Quan, director, and Mr. Wu Yu Jun and Ms. Shang Hong, both supervisors who received management remunerations from the Company, all other directors and supervisors did not receive any remuneration or allowance.

Details of remunerations received by the directors and supervisors:

RMB'000

Personnel	Remuneration of directors or supervisors	Management remuneration	Total
Directors			
Shen Chang Quan	–	–	–
Xie Jia Quan	–	300	300
Zhang Wen Sheng	–	–	–
Sun Hong Ning	–	–	–
Chen Xiang Hui	–	–	–
Fan Yu Shu	–	–	–
Cui Xiao Long	–	–	–
Independent Directors			
Chang Yung Tsung	106	–	106
Fang Keng	106	–	106
Hong Yin Xing	40	–	40
Yang Xiong Sheng	40	–	40
Supervisors			
Zhou Jian Qiang	–	–	–
Zhang Cheng Yu	–	–	–
Ma Ning	–	–	–
Wu Yu Jun	–	166	166
Shang Hong	–	166	166
Total	292	632	924

3. There were 22 directors, supervisors and other senior management who were in office in 2004. Among them, 12 received remuneration from the Company and their total annual remuneration amounted to RMB1,931,000. The three highest paid directors received emoluments of RMB512,000 in agregate. The three highest paid senior management staff received emoluments in the total amount of RMB675,000. *Their fringe benefits included pension scheme contribution and various social insurance scheme.* There were no housing allowances or other allowances.

4. The range of annual emoluments of the directors, supervisors and other senior management in 2004 are as follows:

	RMB nil to RMB100,000	RMB100,001 to RMB200,000	RMB200,001 to RMB300,000
Directors	2	2	1
Supervisors	0	2	0
Senior management	0	2	3

The directors and supervisors who received remuneration from shareholders' companies included Mr. Shen Chang Quan, Mr. Zhang Wen Sheng, Mr. Sun Hong Ning, Mr. Chen Xiang Hui, Mr. Fan Yu Shu, Mr. Cui Xiao Long, Mr. Zhou Jian Qiang, Mr. Zhang Cheng Yu and Mr. Ma Ning.

(IV) CHANGES IN DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In January 2004, the Company's General Manager Mr. Chen Xiang Hui and Deputy General Manager Mr. Liu Bu Cun resigned from their positions with the Company due to job changes. At the fourth meeting of the fourth session of the Board of Directors, Mr. Xie Jia Quan was appointed General Manager of the Company. Mr. Qian Yong Xiang resigned as Supervisor and took up the position of Deputy General Manager. Both appointments have a term of 3 years.

Mr. Wang Zheng Yi has resigned as a director of the Company due to job changes. At the 2003 Annual General Meeting, Mr. Xie Jia Quan was appointed as a director of the Company for a term from 28th June 2004 (the date of 2003 Annual General Meeting) until the Annual General Meeting to be held in 2006.

Ms. Shang Hong was elected as a supervisor representing the staff at the Staff Work Conference on 30th July 2004.

Mr. Hong Yin Xing tendered his resignation as an independent director of the Company in October 2004 due to his appointment as a State civil servant.

Mr. Lam Che Wah resigned as the Company Secretary in Hong Kong of the Company in August 2004. The Company has appointed Ms. Lee Wai Fun, Betty to succeed the post.

(V) OTHER INFORMATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors' and Supervisors' contracts

Apart from the employment contract of Mr. Xie Jia Quan, each of the directors and supervisors has entered into a service contract with the Company. The content of these contracts was primarily the same. The terms of these contracts started from the 2003 Annual General Meeting or the appointment date until the Annual General Meeting to be held in 2006. The Company, the directors or the supervisors can terminate the contracts by giving not less than three months prior notice in writing to the other party. Save as the above-mentioned, none of the directors or supervisors has entered into or has proposed to enter into any service contracts with the Company expiring or determinable by the employer within one year with payment of compensation (other than statutory compensation). The Company was not required to pay compensation to any director for the reason that the directors intended to be re-elected in the next Annual General Meeting but their service contracts have not expired.

Interests of Directors and Supervisors in Contracts

The Company was not aware of any material contracts in which any directors or supervisors held direct or indirect interests or had significant direct or indirect conflict of interests.

The Statement and Undertaking of Directors, Supervisors and Senior Management

During the reporting period, the directors, supervisors and senior management of the Company have signed statements and letters of undertaking in accordance with the requirements of the Shanghai Stock Exchange.

Dealings in Securities by the Directors, Supervisors and Senior Management

During the reporting period, there was no record showing that any directors, supervisors or senior management or any of their associates held any interests in the registered capital of the Company and its subsidiaries or associates being disclosable under the Securities and Futures Ordinance or the Model Code for Securities Transactions by Directors of Listed Companies.

During the year, none of the directors, supervisors, senior management or any of their respective associates (including their spouses and children under 18) were granted any interests under any arrangement to subscribe for the equity or debenture of the Company, its subsidiaries or its associated companies.

(VI) PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

Mr. Shen Chang Quan, born in 1948, economist, is Chairman of the Board of Directors of the Company. Mr. Shen had been the mayor and the party secretary of Wu County since 1981, and a deputy mayor of Suzhou City since 1992. He was in charge of the urban and communications developments of Suzhou City for a long time and is responsible for the development of the Suzhou City New Technology Development Zone from 1992 to 1997. He has extensive experience in engineering and management. He has been chairman of the board of Communications Holding since January 2001.

Mr. Xie Jia Quan, born in 1951, is Director and General Manager of the Company. He is a university graduate and a senior engineer, Mr. Xie was a technical staff at the Jiangsu Communications Planning and Design Institute in 1978, and deputy head of the Planning Department of Jiangsu Communications Bureau in 1985. He was deputy head of the Engineering Department of the Jiangsu Expressway Construction Command Office in 1992, head of its Planning Department, Deputy Chief Engineer and then the Commander. He has been the Deputy Commander of the Expansion Project Command Office of the Company since August 2003, and has assumed the position of General Manager of the Company since January 2004. Mr. Xie is a senior expert with substantial experience in expressway construction and management.

Mr. Zhang Wen Sheng, born in 1947, senior economist, is a director of the Company. Mr.Zhang started working at the Tianjin Port in 1968. In 1974, he joined the Ministry of Communications where he has been Secretary of the General Office, Deputy Director of the Production Regulatory Bureau, Deputy Director of the Enterprise Administrative Bureau, Director of the System Reformation Office, Director of the System Regulatory Office and Assistant Supervisor, etc, underscoring his longstanding involvement in communications administration. In 1998, he became Deputy General Manager of Huajian Transportation Economic and Development Centre. Currently, he is also Vice Chairman of Northeastern Expressway Co., Ltd., Sichuan Expressway Co., Ltd. and Guangxi Wuzhou Communications Co. Ltd.and a director of Anhui Expressway Co., Ltd. Mr. Zhang has extensive experience in the research of corporate laws and business management.

Mr. Sun Hong Ning, born in 1961, tertiary educated and currently studying the EMBA course at China Europe International School, is a director of the Company. Mr. Sun had been deputy division head at the Jiangsu State Secrecy Bureau since 1994. He was Secretary of General Office at the Jiangsu Provincial Party Committee in 1995, Secretary of General Office of the Jiangsu Provincial Government in 2001; and Director and Deputy General Manager of Communications Holding in 2003. Mr. Sun is also Vice Chairman of Jiangsu Sujiahang Expressway Co., Ltd., a director of Huatai Securities Co. Ltd. and a director of Jinling Hotel Co. Ltd. He has substantial experience in business and management.

Mr. Chen Xiang Hui, born in 1963, with a Bachelor degree in industrial engineering and an MBA, researcher-grace senior engineer, is a director of the Company. Mr. Chen has been involved in communications construction and management for a long time. Mr. Chen was Deputy Director of the Project Quality Supervisory Section of Jiangsu Communications Department, a director of Jiangsu Ninglian Ningtong Management Office and General Manager of the Company. Mr. Chen is currently Director and Deputy General Manger of Communications Holding. He is Vice Chairman of the Jiangsu Young Businessmen Association, Deputy Secretary General of the Expressway Operations Management Association of China's Academy of Highways and a standing committee member of the Expressway Operations Committee of Jiangsu Academy of Highways.

Ms. Fan Yu Shu, born in 1952, is a director of the Company. She is tertiary educated and an accountant. Ms.Fan was a manager of the Transportation Business Department of Jiangsu Leasing Company and a vice manager of Jiangsu Communications Investment Corp. She is a director of the Finance Department of Communications Holdings, a director of Jiangsu Yangtze Bridge Co., Ltd and Jiangsu Guangjing Xicheng Expressway Co., Ltd., and Vice Chairman of the Jiangsu Communications Accountant Association. She has over 20 years of experience in finance and accounting management.

Mr. Cui Xiao Long, born in 1961, university graduate, senior economist, is a director of the Company. Mr. Cui had been working in the Jiangsu Communications Bureau since 1984. He was the section chief of Finance Division and the Deputy General Manager of Jiangsu Communications Investment Corp. Mr. Cui is Director of the Operational Safety Department at Jiangsu Communications Holding Co. Ltd.; a director of Yangtze Bridge Co. Ltd and Jiangsu Provincial Leasing Company Limited; and Deputy Secretary General of Communications Enterprise Association of Jiangsu Province. He has approximately 20 years of experience in corporate management and finance management.

Ms. Chang Yung Tsung, Alice, born in 1932, is an independent non-executive director. She was a member of the Preparatory Committee for the Hong Kong Special Administrative Region and an advisor for the Hong Kong & Macau Affairs Office and the Xinhua News Agency (Hong Kong Branch).She is currently a Standing Committee member of the National Committee of the Chinese People's Political Consultative Conference, and Chairman of the Business Enterprise Management Centre of the Hong Kong Management Association. She is also Managing Director of Taching Petroleum Co. Ltd., President of Yung Shing Enterprise Co., the China Senior Advisor for T lefonaktiebolaget LM Ericsson, a director of Nanjing Ericsson Panda Communications Co., Ltd., a director of Beijing SE Putian Mobile Communications Co., Ltd., Chairman of Shanghai Overseas Chinese Commercial Centre Co., Ltd., and Chairman of Jiangsu Hong Kong Aero Enterprise Ltd. Ms. Chang has decades of experience in business development and investment. Ms. Chang has been awarded the Insignia of the Commander of the Royal Order of the Polar Star bestowed by His Swedish Majesty King Carl Gustav XVI of the Kingdom of Sweden and the Gold Bauhinia Star of the Government of Hong Kong Special Administrative Region.

Mr. Fang Keng, born in 1939, originated from Shanghai, graduated from Massachusetts Institute of Technology with a Chemical Engineering Master's degree in 1960s, is an independent director of the Company. He is Chairman of Jiangsu Trendy Supermarket Company, Chairman of Fang Brothers Knitting Ltd., and a committee member of the National Committee of the Chinese People's Political Consultative Conference. He also undertakes many other key positions in major industrial or commercial associations, such as Honorary Chairman of Textile Council of Hong Kong and Hong Kong Wollen & Synthetic Knitting Manufacturers Association Limited and a member of the Textile Advisory Board.

Mr. Hong Yin Xing, born in 1950, is an independent director of the Company, a supervisor for doctoral candidates and a renowned economist nationwide. Mr. Hong was a teaching assistant at Nanjing Teachers' University in 1976, an instructor at Nanjing University in 1982 and has been a professor at Nanjing University since 1987. He is currently Deputy Chancellor of Nanjing University . Mr. Hong has devoted his career to economics research and is very knowledgeable in economic theories. He has received numerous national awards to honour his contributions as an expert.

Mr. Yang Xiong Sheng, born in 1960, is an independent director of the Company and a supervisor for doctoral candidates. Mr. Yang became Research Office Director of Jiangsu Lianyungang Finance School in 1981 before joining the Lianyungang Audit Bureau in 1987. In 1994 he was posted to the Accounting Department of Nanjing University, where he has been Department Head since 1999, underpinning his profound expertise in the accounting profession.

Supervisors

Mr. Zhou Jian Qiang, born in 1953, senior economist and senior engineer, graduated in 1985 with a master's degree, is a supervisor of the Company. Mr. Zhou has been a director of the Jiangsu Provincial Planning Economy Committee since 1985, and Deputy General Manager of Jiangsu ITIC in 1997; Deputy Director of the Jiangsu Provincial Planning Economy Committee in 1999; and Vice Chairman and General Manager of Communications Holding since January 2001. Mr. Zhou has been involved in investment management, finance and securities for a long time, and has extensive experience in operation and management.

Mr. Zhang Cheng Yu, born in 1951, tertiary educated, senior economist, is a supervisor of the Company. Mr. Zhang has been Deputy General Manager, Deputy Secretary of the Communist Party Committee, General Manager and Secretary of the Communist Party Committee of Yangzhou Motoring Corporation. He became Deputy Head of the Communications Bureau of Yangzhou City in 1996 and then joined Jiangsu Yangtze Bridge Co., Ltd. as Deputy General Manager in January 2001. In July 2001, he became General Manager of Jiangsu Ningjingyen Expressway and in January 2002, he became Personnel Director of Jiangsu Communications Holding Ltd. Mr. Zhang has extensive experience in financial management.

Ms. Ma Ning, born in 1956, tertiary educated, accountant, is Deputy Manager of the Finance Department of Huajian Center. Ms. Ma had been an accountant in the finance department of the Ministry of Communications since 1975 and an accountant of China Association of Navigation since January 1990. She has been working for Huajian Center since June 1994 and is now Deputy Manager of the Planning & Finance Department.

Mr. Wu Yu Jun, born in 1963, university graduate with two bachelor's degrees, senior engineer, is a supervisor of the Company. Mr. Wu worked at the Suzhou Communications Engineering Management Department in 1991, then at the Suzhou Expressway Command Office in 1992 and became chief of the engineering department of the Command Office in 1993. Since 1997 Mr. Wu was deputy head of the Suzhou Management Office of the Company, and has been the Company's human resources manager since 2002. Mr. Wu has been engaged in transport management work for a long time and has substantial experience in highway development and operations management of enterprises.

Ms. Shang Hong, born in 1963, university graduate and senior engineer, is a the supervisor of the Company. Ms. Shang taught in the Civil Engineering Department of Nanjing Jinling Vocational University from July 1985 to May 1993. She was an engineer of the Engineering Department of the Jiangsu Expressway Command Office from June 1993 to September 1996. She was deputy head of the Planning Division of the Manager Department of the Company in September 1996, head of the Planning Division of the Securities Department of the Company in May 2000 and deputy manager of the Investment Development Department of the Company. She has been manager of the Investment Development Department since January 2004 until now.

Senior Management

Mr. Li Da Peng, *born in 1953, university graduate, senior economist*, is Deputy General Manager of the Company. Mr. Li joined the Company in January 1996. He was once deputy head of the Communications Design and Planning Institute of Jiangsu Province and chairman of the board of directors and general manager of Jiangsu Bus and general manager of Xicheng Co. Mr. Li has over 20 years of experience in economic and transport management.

Mr. Wu Zan Ping, born in 1964, university graduate, senior engineer, is Deputy General Manager of the Company. Mr. Wu joined the Company in August 1992. He was deputy director and director of the Jiangsu Expressways Command Office and deputy director, manager and assistant to the general manager of the Engineering and Technology Department of the Company. He has been involved in the management of transportation projects for more than 10 years.

Mr. Qian Yong Xiang, born in 1964, with a master's degree in industries and an MBA, is Deputy General Manager of the Company. He taught at Southeast University from 1987 to 1992. He joined the Company in 1992 and has been head of the Planning Section and deputy manager of the Investment and Securities Department. Mr. Qian has long been involved in strategies studies of the transport industry, the Company's investment analysis and management, project construction and operational management.

Mr. Yao Yong Jia, born in 1964, master, senior engineer, is Secretary to the Board of Directors. Mr. Yao joined the Company in August 1992. He has been a section chief of the Communications Design and Planning Institute of Jiangsu Province, the Jiangsu Expressways Command Office and the Securities Department, as well as director of the Secretariat to the Board of Directors of the Company. Mr. Yao has extensive experience and has been engaging in project management, investment analysis, financing and securities.

Ms. Liu Wei, born in 1956, university graduate, senior accountant, is Manager of the Finanical Accounting Department of the Company. Ms. Liu joined the Company in August 1992. She has been the deputy section chief of the Planning Division of the Communications Department of Jiangsu Province, the person-in-charge of the Finance Department of Jiangsu Roads & Bridges Construction Co. and the section chief of the Finance Division of the Jiangsu Expressways Command Office. Ms. Liu was also the deputy division chief and manager of the Finance Department of the Company. She has been working in the economic and financial management for 20 years and has extensive experience in the areas.

Ms. Lee Wai Fun, Betty, born in 1961, is Secretary to the Board of Directors in Hong Kong. She obtained a diploma in company secretaryship and management from the Hong Kong Polytechnic (presently the Hong Kong Polytechnic University) in 1983. She is a chartered secretary in Hong Kong. She is a member of the Institute of Chartered Secretaries and Administration and the Hong Kong Institute of Company Secretaries.

(VII) INFORMATION ON THE STAFF OF THE COMPANY

As at 31st December 2004, the Company had 2,409 staff, including 339 administrative staff, 68 finance staff, 90 technical staff and 2,070 production staff. Staff with professional qualifications accounted for 12% of the total number, while staff graduated from universities and tertiary institutions accounted for 36% of the total number.

1. Staff Salaries and Fringe Benefits Policies

Staff salary

The aggregate staff remuneration shall be approved by the Board of Directors. The current remuneration system is one in which salaries are determined based on technical skills. Staff salaries are determined on the basis on the appraisals when renewing their employment contracts. It is a system that proportionately eliminates those with the poorest performance and rewards those with outstanding performance. The aggregate salaries actually utilised by the Company amounted to RMB92,887,000.

Reforms on employment, human resources and salaries system

The Company furthered its reform of its employment, human resources and salaries systems in 2004. The employment is based on the job position and progressively categorised into labour contracts and work purposes. The human resources system will openly recruit candidates to fill certain management positions, allowing outstanding staff of lower ranks to apply. The remuneration system reforms the existing salaries policy based on technical skills to a position salaries system based on performance results. This system will be implemented in 2005.

Staff housing subsidies

Staff housing subsidies were provided by way of lump-sum payments. Housing subsidies in lump sums were paid to the staff who entered the Company before 30th November 1998 for a service term of at least five years and not yet offered staff quarters, and the staff with staff quarters area not up to the stipulated standards. The subsidies were directly charged to the current operating expenses. The monthly housing subsidy payment has been cancelled since 2004.

The Company paid RMB10,800,000 in staff housing subsidies in 2004.

Staff insurance scheme

The Company participates in the central retirement and pension fund scheme administrated by the State. The Comany is required to make an annual contribution equivalent to 21% of employees' salaries and the proportion of individual employees' contribution was to be adjusted to 8%. The Company has paid in full its required contributions to pension fund in 2004. The total amount paid was RMB13,400,000, which was included in the operating expenses of the Company. The retirement fund administered by the State shall undertake the pension payment to the Company's retired employees.

The Company's staff basic medical insurance scheme was fully implemented in December 2003 in accordance with the Implementation Opinion on Staff Medical Insurance Scheme Reforms promulgated by the Jiangsu Provincial Government. The payment ratio is capped at 9%. This expense was charged against operating expenses. Besides, the Company has purchased the labour injury insurance, unemployment insurance and pregnancy insurance policies for its staff.

In order to enhance fringe benefits for staff, the Company took out a supplementary medical insurance and accident insurance policies for its staff from a commercial insurance company.

The Company paid RMB18,670,000 in the aggregate insurance expenses in 2004.

Staff annual leave

With a view to enhancing staff moral, sense of belonging, unity and living standards and to improving their staff health, the Company has established an annual leave system.

2. Staff education and training

The Company emphasises staff education and training. In order to improve the education and training system, the Company commenced a practical, pragmatic and effective training scheme with specific goals. Training topics include enhancing the integrative management level of management staff, enhancing staff position skills, continuing education for professional technical staff and work-related certificate courses for special skills. We aim at raising our staff's overall capabilities, enhancing team spirit and pursing the long-term development goals.

In 2004, various departments and divisions of the Company have organised a total of 14 training programmes on special topics, with 562 participants. We have provided training on enhancing functional skills and safety production. The staff training ratio reached 100%.



(I) MEETINGS HELD BY THE SUPERVISORY COMMITTEEE DURING THE REPORTING PERIOD

In strict accordance with the Company Law, the Listing Rules, the Articles of Association and the Rules of Proceedings for Supervisory Committee Meetings, the whole Supervisory Committee has faithfully discharged its duties in an active and cautious manner during the year 2004 for the purpose of safeguarding the lawful interests of the Company and its shareholders.

The Secretary to the Board of Directors is also the secretary to the Supervisory Committee, responsible for the daily affairs of the Supervisory Committee and facilitating the communication between the Supervisory Committee, the Board of Directors and the management. The Supervisory Committee held two meetings in 2004. The convening, proceedings and resolutions of the meetings followed legal procedures. The Supervisory Committee attended all Board meetings. It exercised to the fullest and widest extent effective supervision on the management behaviour of the Company's directors, management and senior management members as well as the decision-making process of the Company.

1. The 4th session of the Fourth Supervisory Committee meeting held on 1st April 2004

   The meeting reviewed and approved the annual report and the Supervisory Committee Work Report of 2003.

2. The 5th session of the third Supervisory Committee meeting held on 20th August 2004

   The meeting reviewed and approved the interim results report of 2004.

(II) INDEPENDENT OPINIONS OF THE SUPERVISORY COMMITTEE

1. Compliance of the Company's Operations

During the reporting period, the Supervisory Committee has monitored the procedures of convening and the resolutions passed at the Shareholders' General Meetings and the board meetings. It has also supervised the implementation of the resolutions passed at the Shareholders' General Meetings by the Board of Directors and the implementation of the resolutions passed at the Board meetings by the management. It conscientiously reviewed the Work Reports of the Board of Directors and the Reports of the General Manager in 2004, and considered that the adoption and enforcement of each system and the daily operation and management of the Company complied with the legal requirements. During the reporting period, the Company made timely amendments to the relevant articles of the Articles of Association in compliance with the relevant requirements to further improve its content and reasonableness.

During the reporting period, the Company's directors and senior management have complied with the requirements as stipulated in the relevant laws and regulations, have conscientiously discharged their duties, and have, bearing in mind the best interests of the Company, worked in good team spirit and in an active, cautious and diligent manner. They have carried out their decision-making process in a lawful and valid manner, without violating the relevant laws and regulations, abusing their authorities or causing damage to the interests of the Company, shareholders or staff.



2. Financial Conditions of the Company

The Supervisory Committee has reviewed the financial statements, the dividend distribution scheme and other accounting data for the year 2004. We are of the view that the financial income and expenditure accounts are clear; and that the accounting, auditing and finance management complied with the relevant requirements without any problems found. The domestic and foreign accountants of the Company have audited the 2004 financial statements of the Company in accordance with the HK GAAP and the PRC GAAP, and have issued audit reports with the standard unqualified audit opinions, respectively. The Supervisory Committee is of the view that the financial income and expenditive and the operating results of the Company are fairly and correctly reflected. Dividend payment was further enhanced for year 2004 when compared to the previous year, demonstrating the willingness of the Company to provide satisfactory returns to the shareholders.

3. The Company's Acquisition and Sale of Assets

During the reporting period, the Shareholders' General Meeting and the Board of Directors have reviewed and approved the investment plans on the 8-lane expansion project of Shanghai-Nanjing Expressway, the acquisition of the new operating right of the expanded Nanjing-Shanghai Class 2 Highway and the transfer of equity interests in Nanjing Shuangshilou Hotel Co., Ltd. at an agreed consideration of RMB2 million. The committee is of the view that such investment, acquisition and sale of assets are in line with the economic growth and continued development needs of the Company in the future, which are in the long-term interest of the Company and the shareholders as a whole. In addition, the transaction prices were determined upon sufficient assessments. The transactions were fair and reasonable. We shall exercise effective governance on the fund raising, fund application and other developments of the expansion project and the acquisition in order to safeguard the interests of the shareholders.

4. Connected Transactions of the Company

The Supervisory Committee considers that all contracts, agreements and other documents relating to connected transactions during the year are fair and reasonable, as well as in compliance with the requirements of laws without prejudicing the interests of the Company or its shareholders. The connected transactions have been entered into in strict compliance with the principles of "fairness, justice and openness", and the interests of the Company and its shareholders have been fully safeguarded, so much so that none of the interests of the Company nor its shareholders are prejudiced.

The Supervisory Committee shall uphold the conscientious and diligent working tradition and shall faithfully perform the duties of the Supervisory Committee so as to safeguard the lawful interest of the shareholders.

By Order of the Supervisory Committee

Zhou Jian Qiang
Chairman of the Supervisory Committee

Nanjing, the PRC
18th March 2005


SIGNIFICANT MATTERS

(I) MATERIAL LITIGATION OR ARBITRATION

During the year, the Company was not involved in any material litigation or arbitration.

(II) ACQUISITION AND SALE OF ASSETS, CONSOLIDATION AND MERGER ACTIVITIES

Transfer of Equity Interests in Nanjing Shuangshilou Hotel

Nanjing Shuangshilou Hotel is a joint venture established by the Company and Nanjing Gulou District Hunan Road Labour Service Company (南京市鼓樓區南路勞動服務公司) in November 2001, with a registered capital of approximately RMB1,010,000, of which the Company contributed approximately RMB960,000, representing approximately 95.05% equity interests. It was mainly engaged in catering business.

The hotel has incurred losses since its inauguration. In order to resolve its investment exposure, at the eighth session of the Fourth Board of Directors, the Company decided to transfer its entire shareholding in the hotel to Nanjing Jintang Hotel Food & Beverages Co., Ltd. (南京金塘大酒店飲食有限公司), an independent third party, at an agreed consideration of RMB2 million.

The Company entered into an equity transfer agreement with Nanjing Jintang Hotel Food & Beverages Co., Ltd. on 30th August 2004, while the subsequent legal procedures relating to the equity transfer have been completed.

(III) SUBSTANTIAL CONNECTED TRANSACTIONS

1. Principal Related Parties (Pursuant to the Listing Rules of the Shanghai Stock Exchange) of the Company:

Name	Relationship with the Company
Jiangsu Communications Holding Company Ltd.*	Ultimate controlling shareholder of the Company
Jiangsu Guangjing Xicheng Expressway Co., Ltd.*	Subsidiary of the Company
Jiangsu Ninghu Investment Development Co., Ltd.*	Subsidiary of the Compan
Jiangsu Sundian Engineering Co., Ltd.*	Subsidiary of the Company
Jiangyin Yangtze Bridge Co., Ltd.*	Associate of the Company
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Associate of the Company
Suzhou Sujiahang Expressway Co., Ltd.	Associate of the Company
China Transportation HEAD New Technology (Shanghai) Co., Ltd.	Associate of the Company
Jiangsu Zulin Co., Ltd.*	Associate of the Company

* Connected person under the Hong Kong Listing Rules.



2. Connected Transactions

The Company and its subsidiaries entered into the following material transactions with connected parties during the reporting period:

Road Maintenance Service Contracts with Jiangsu Sundian

On 28th April 2004, the Company and Guangjing Xicheng entered into maintenance contracts with Jiangsu Sundian in respect of the repair and maintenance service of the Jiangsu Section of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway, for a term commencing on 1st May 2004 and terminating on 31st December 2004 and the maximum contractual maintenance service fees are estimated at no more than the maximum contract sums of RMB46 million and RMB20 million, respectively.

The maintenance service fees are determined as follows: tender prices accepted will be the fee basis for projects to be awarded through public tenders whereas the fee basis for other projects will be determined after arm's length negotiation and with reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute. The limits of maintenance service fees are based on estimated works in 2004. The Company will supervise the situation to ensure that the total amount of works contracted will not exceed the relevant limits. The maintenance service fees will be financed by the own resources of the Company or Guangjing Xicheng.

As Jiangsu Sundian is a 70% subsidiary of the Company as well as substantially held by Guangjing Xicheng (which is in turn a 85% subsidiary of the Company as well as a company held by Huajian Transportation Economic Development Centre as to 15%, a substantial shareholder of the Company, and is therefore a connected person of the Company according to the Hong Kong Listing Rules), the maintenance contracts that the Company and Guangjing Xicheng entered into respectively with Jiangsu Sundian are considered as connected transactions according to the Hong Kong Listing Rules. As the aggregate maximum annual maintenance fees of these two maintenance contracts are RMB66,000,000, less than 2.5% of the audited consolidated total asset value, income and market capitalisation of the Company as at 31st December 2003, the maintenace contracts constituted ongoing continued connection transactions under rule 14A.34 of the Hong Kong Listing Rules, which required compliance with the reporting and announcement requirements but did not require independent shareholders' approval. The relevant announcement was published in the newspapers in Hong Kong and the PRC on 29th April 2004.

3. Opinions of Independent Directors

The seventh session of the Fourth Board meetings of the Company has carried out lawful and valid resolutions on these connected transactions. The independent directors have carried out conscientious reviews of the matters concerned and confirmed:

The two maintenance service contracts are in the interests of the shareholders as a whole. They have been entered into by the relevant companies in the ordinary and usual course of their businesses and the terms are normal commercial terms. The transactions have been entered into in accordance with the maintenance service contracts governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

(IV) SIGNIFICANT CONTRACTS AND THEIR IMPLEMENTATIONS

1. Material Trusts, Subcontracting or Leasing

During the reporting period, the Company had no material trusts, subcontracting or leasing arrangement.

The main material subcontracting activity is the entering into of subcontracting contracts with various subcontracters participating in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway. As at December, 2004, there were a total of 161 subcontracts entered into for the expansion project, amounting to RMB7.88 billion. The actual amount paid was RMB3.859 billion.



2. Material Guarantees and Pledge of Assets

During the reporting period, the Company and its subsidiaries did not provide any guarantee to any shareholder or connected party or any other companies, nor was there any pledge of assets subsisting.

3. Entrusted Financial Management

During the reporting period, the Company did not entrust any other person to carry out cash asset management.

4. Other Material Contracts

Material contracts entered into and performed by the Company during the reporting period include the following:

(1) On 6th April 2004, the Company entered into a maintenance contract with Jiangsu Sundian in respect of the repair and maintenance service of the Jiangsu Section of Shanghai-Nanjing Expressway, with duration of the contract being from 1st May 2004 to 31st December 2004 and estimated total contract sum not exceeding RMB46,000,000.

(2) On 14th April 2004, the Company entered into a second supplementary contract with the Highway Bureau of Jiangsu Province in respect of the extension of the operation right after the Widening Project of Nanjing-Shanghai Class 2 Highway. The Company was granted a new operation right of the Nanjing Shanghai Class 2 Highway in consideration of RMB2.7 billion. The term of the new operation right is from 27th June 2012 to 26th June 2024.

(3) The Company obtained a loan of RMB200 million from Jiangsu Guangjing Xicheng Expressway Co., Ltd., its subsidiary, in the form of trust lending in December 2004. The term of the loan is from 27th December 2004 to 26th December 2005. The loan interest is 5.022% per annum.

(V) UNDERTAKINGS

1. The Board of Directors of the Company has made an undertaking, in respect of the profit distribution proposal for 2004 that one cash dividend distribution will be made for the year at a ratio of no less than 50% of the net profit of the year.

   The profit distribution proposal for 2004 was in full compliance with the above resolution of the Board of Directors. Details of the distribution plan are set out in the section headed "2004 Profit Distribution Scheme" in the Report of the Directors.

2. During the reporting period, there were no disclosures regarding any undertakings made by shareholders holding 5% or more of the shares capital of the Company in press or on websites designated.

(VI) APPOINTMENT OF AUDITORS

At the first Extraordinary General Meeting of 2004 and the 2003 Annual General Meeting, Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd. and Deloitte Touche Tohmatsu were appointed as the domestic and international auditors of the Company for the years 2003 and 2004, respectively, and their annual remuneration was fixed at RMB1,180,000. The Company did not pay any fee other than the above-mentioned, and the traveling expenses and other charges were borne by the auditors themselves and the Company did not pay any charges that might have affected the auditors' independence.

The two auditors have started to provide audit services to the Company for a continuous period of two years since 2003.

(VII) REGULATORY SANCTIONS

During the reporting period, there was no punishment, reprimand or public censors imposed against the Company, any of its Directors or Senior Management Officers by any regulatory authorities.

(VIII) OTHER SIGNIFICANT MATTERS

Adjustments of Toll Rates

In 2004, pursuant to the "Notice on the Announcement of Classification of Vehicles for Standard Toll Roads for the Transport Industry" (關於發佈交通行業標準收費公路車輛通行費車型分類的通知) issued by the Ministry of Communications and the "Notice on the Issue of Opinion on Reducing Vehicle Toll Rates"(關於降低車輛通行費收費標準的意見的通知)issued by the Ministry of Communications and the National Development and Reform Commission, the Government of Jiangsu Province made adjustments to the policy on highway vehicle toll collection in Jiangsu Province.

The number of classes of vehicle was changed from six to five upon the adjustments. The ranking of good vehicles has moved up one class. The vehicle classification standards were also modified.

The toll rates were adjusted based on the toll rates of goods vehicles since 28th December 2003 and the toll rates of passenger cars since 1st January 2004. For details of the new toll rates after adjustments, please refer to the section headed "Appendix".

In respect of the roads and bridges operated by the Company or by companies which the Company controls or invests in, the new toll rates will become effective in respect of all expressways from 10th January 2005 and in respect of all open-ended toll roads with effect from 20th January 2005.


SHAREHOLEDERS' GENERAL MEETINGS

(I) THE FIRST EXTRAORDINARY GENERAL MEETING OF 2004

The resolution on convening the First Extraordinary General Meeting of 2004 and giving the notice of the General Meeting was passed at the 4th session of the Fourth Board of Directors meeting. Pursuant to that, the meeting was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC on 23rd March 2004.

The shareholders who attended the General Meeting, either in person or by proxy, represented 4,584,100,598 shares carrying voting rights or 90.995% of the Company's total share capital, which was in compliance with the number of shares required by the Company's Articles of Association for convening a general meeting.

The General Meeting was presided by Chairman, Mr. Shen Chang Quan. The voting was in the form of a poll. C & T Partners was present as a witness and issued legal opinions.

Attending shareholders and shareholders' authorised representatives who were entitled to vote considered, voted and passed the following resolutions:

- The appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and overseas auditors respectively at a total remuneration of RMB1,180,000 per annum was considered and approved.

- The amendments to the original Article 77, 101, 103 and 125 in the Articles of Association of the Company were considered and approved by way of special resolutions.

Resolutions of the General Meeting were published in China Securities Daily, Shanghai Securities Daily, The South China Morning Post and Hong Kong Economic Times on 24th March 2004.

(II) THE 2003 ANNUAL GENERAL MEETING

The resolution on convening a General Meeting and giving the notice of the General Meeting was passed at the 5th session of the Fourth Board of Directors meeting. Pursuant to that, the 2003 Annual General Meeting was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, the PRC on 28th June 2004.

The shareholders who attended the General Meeting, either in person or by proxy, represented 3,640,218,061 shares carrying voting rights or 72.2588% of the Company's total share capital, which was in compliance with the number of shares required by the Company's Articles of Association for convening a general meeting.

The General Meeting was presided by Chairman, Mr. Shen Chang Quan. The voting was in the form of a poll. C & T Partners was present as a witness and issued legal opinions.



Attending shareholders and shareholders' authorised representatives who were entitled to vote considered, voted and passed the following resolutions:

- The Report of the Board of Directors, Report of Supervisory Committee, the audited accounts and the Auditors' Report for the year 2003 were approved.
- The distribution of the Company's final dividends for the year 2003, with the payment of RMB1.30 (tax included) in cash per ten shares, was approved.
- The appointment of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and overseas auditors respectively at a total remuneration of RMB1,180,000 per annum was considered and approved.
- The appointment of Mr. Xie Jia Quan as a director of the Company was considered and approved.
- The investment of RMB10.54 billion by the Comapny in the 8-lane Expansion Project of Shanghai Nanjing Expressway was considered and approved.
- The proposal to pay RMB6,423,000 to the employees qualified under the cash housing allowance scheme was approved.
- The amendments to the Article 76 and 101 in the Articles of Association of the Company were considered and approved by way of special resolutions.

Resolutions of the Annual General Meeting were published in China Securities Daily, Shanghai Securities Daily, The South China Morning Post and Hong Kong Economic Times on 29th June 2004.

(III) ELECTION AND CHANGE OF DIRECTORS AND SUPERVISORS

Mr. Xie Jia Quan was elected and appointed as a member of the Fourth session of the Board of Directors at the 2003 Annual General Meeting.


FINANACIAL STATEMENTS

Deloitte.
德勤

TO THE SHAREHOLDERS OF JIANGSU EXPRESSWAY COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 88 to 120 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
18 March 2005

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
Turnover	4	**2,951,996**	2,675,814
Cost of sales and other operating costs		**(1,117,946)**	(1,159,091)
Gross profit		**1,834,050**	1,516,723
Other operating income		**22,328**	38,712
Administrative expenses	6	**(373,359)**	(97,672)
Profit from operations	7	**1,483,019**	1,457,763
Finance costs	8	**(132,534)**	(8,899)
Amortisation of goodwill of associates		**(12,735)**	(12,607)
Release of negative goodwill of associates		**519**	519
Share of results of associates		**200,333**	97,198
Gain on disposal of a subsidiary	27	**6,642**	–
Profit before taxation		**1,545,244**	1,533,974
Taxation	11	**(507,987)**	(505,219)
Profit before minority interests		**1,037,257**	1,028,755
Minority interests		**(40,118)**	(22,982)
Profit for the year		**997,139**	1,005,773
Dividend	12	**730,473**	730,473
Earnings per share – Basic	13	**RMB0.20**	RMB0.20

At 31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
Non-current assets			
Property, plant and equipment	14	**15,332,322**	12,119,028
Interests in associates	16	**1,566,231**	1,515,468
Investment securities	17	**2,000**	2,000
Prepayment for extension of toll highway operating rights	18	**1,750,000**	–
Deferred tax assets	24	**43,976**	–
		18,694,529	13,636,496
Current assets			
Inventories	19	**6,409**	9,875
Prepayments and other receivables	20	**77,695**	95,265
Designated deposits	21	**–**	255
Loan to an associate	16	**15,000**	–
Bank balances and cash		**524,774**	1,536,774
		623,878	1,642,169
Current liabilities			
Other payables		**116,731**	109,967
Construction costs payable		**339,875**	77,251
Taxation		**58,158**	113,808
Dividend payable		**9,709**	7,265
Long-term borrowings – due within one year	22	**6,813**	6,813
Short-term borrowings	23	**1,950,000**	1,400,000
		2,481,286	1,715,104
Net current liabilities		**(1,857,408)**	(72,935)
Total assets less current liabilities		**16,837,121**	13,563,561

CONSOLIDATED BALANCE SHEET

At 31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
Non-current liabilities			
Long-term borrowings – due after one year	22	**3,077,864**	54,677
Deferred tax liabilities	24	**–**	29,507
		3,077,864	84,184
Minority interests		**413,464**	400,250
		13,345,793	13,079,127
Capital and reserves			
Share capital	25	**5,037,748**	5,037,748
Reserves		**8,308,045**	8,041,379
		13,345,793	13,079,127

The financial statements on pages 88 to 120 were approved and authorised for issue by the Board of Directors on 18 March 2005 and are signed on its behalf by:

Shen Chang Quan
DIRECTOR

Xie Jia Quan
DIRECTOR

At 31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
Non-current assets			
Property, plant and equipment	14	**12,931,912**	9,673,830
Interests in subsidiaries	15	**2,245,460**	2,257,047
Interests in associates	16	**1,334,619**	1,334,619
Prepayment for extension of toll highway operating rights	18	**1,750,000**	–
Deferred tax assets	24	**46,165**	–
		18,308,156	13,265,496
Current assets			
Inventories	19	**3,465**	5,950
Prepayments and other receivables	20	**49,715**	66,086
Bank balances and cash		**382,704**	1,308,857
		435,884	1,380,893
Current liabilities			
Other payables		**86,335**	79,394
Construction costs payable		**333,459**	61,944
Taxation		**49,042**	104,453
Dividend payable		**9,709**	7,265
Long-term borrowings – due within one year	22	**6,813**	6,813
Short-term borrowings	23	**2,150,000**	1,400,000
		2,635,358	1,659,869
Net current liabilities		**(2,199,474)**	(278,976)
Total assets less current liabilities		**16,108,682**	12,986,520
Non-current liabilities			
Long-term borrowings – due after one year	22	**3,077,864**	54,677
Deferred tax liabilities	24	–	27,198
		3,077,864	81,875
		13,030,818	12,904,645
Capital and reserves			
Share capital	25	**5,037,748**	5,037,748
Reserves	26	**7,993,070**	7,866,897
		13,030,818	12,904,645

Shen Chang Quan
DIRECTOR

Xie Jia Quan
DIRECTOR

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2004

	Share capital	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
			(Note 26 (a))	(Note 26 (b))		
At 1 January 2003	5,037,748	5,730,454	401,631	200,816	1,357,612	12,728,261
Profit for the year	–	–	–	–	1,005,773	1,005,773
Appropriations	–	–	109,289	54,645	(163,934)	–
Dividend	–	–	–	–	(654,907)	(654,907)
At 31 December 2003	5,037,748	5,730,454	510,920	255,461	1,544,544	13,079,127
Profit for the year	–	–	–	–	997,139	997,139
Appropriations	–	–	106,108	53,054	(159,162)	–
Dividend	–	–	–	–	(730,473)	(730,473)
At 31 December 2004	5,037,748	5,730,454	617,028	308,515	1,652,048	13,345,793

For the year ended 31 December 2004

	Note	2004	2003
		RMB'000	RMB'000
Operating activities			
Profit from operations		1,483,019	1,457,763
Adjustments for:			
Depreciation of property, plant and equipment		504,496	442,239
Allowance for doubtful debts		11,702	103
Loss on write off/disposal of property, plant and equipment		234,145	6,276
Interest income		(12,705)	(9,094)
Operating cash flows before movements in working capital		2,220,657	1,897,287
Decrease (increase) in inventories		3,345	(2,132)
Decrease (increase) in prepayments and other receivables		2,585	(29,222)
Increase in other payables		18,859	5,431
Cash generated from operations		2,245,446	1,871,364
Interest paid		(162,726)	(8,899)
PRC income tax paid		(579,604)	(420,822)
Net cash generated from operating activities		1,503,116	1,441,643
Investing activities			
Disposal of a subsidiary	27	443	–
Proceeds on disposal of property, plant and equipment		2,605	–
Investments in associates		–	(89,350)
Loan to an associate		(15,000)	(19,000)
Purchase of property, plant and equipment		(3,667,216)	(1,272,299)
Deposit paid for extension of toll highway operating rights		(1,750,000)	–
Repayment of loan advanced to an associate		19,000	800
Repayment of receivable from a former joint venture		3,000	5,000
Interest received		12,705	18,161
Dividend received from associates		60,838	31,984
Net cash used in investing activities		(5,333,625)	(1,324,704)

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2004

	2004	2003
	RMB'000	RMB'000
Financing activities		
Dividends paid	(728,029)	(653,460)
Dividends paid to minority shareholders	(26,904)	(19,235)
New long-term borrowings raised	3,030,000	–
Repayment of long-term borrowings	(6,813)	(6,826)
New short-term borrowings raised	3,550,000	1,500,000
Repayment of short-term borrowings	(3,000,000)	(220,000)
Net cash generated from financing activities	2,818,254	600,479
Net (decrease) increase in cash and cash equivalents	(1,012,255)	717,418
Cash and cash equivalents at beginning of the year	1,537,029	819,611
	524,774	1,537,029
Cash and cash equivalents at end of the year, represented by		
Designated deposits	–	255
Bank balances and cash	524,774	1,536,774
	524,774	1,537,029

For the year ended 31 December 2004

1. GENERAL

The Company was incorporated in the People's Republic of China (the "PRC") on 1 August 1992 as a joint stock limited company and its H shares and A shares are listed on The Stock Exchange of Hong Kong Limited and Shanghai Stock Exchange, respectively. Its ultimate holding company is Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司, a state owned enterprise incorporated in the PRC.

The principal activities of the Group are the investment, construction, operation and management of the Jiangsu section of Shanghai-Nanjing Expressway ("Shanghai-Nanjing Expressway"), the Jiangsu section of the 312 National Highway (the "Nanjing-Shanghai Class 2 Highway"), Nanjing-Lianyungang Class 1 Highway-Nanjing Section ("Nanjing Section") and other toll roads in Jiangsu Province, and the provision of passenger transport services and other supporting services along the toll roads.

2. POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition. Goodwill is capitalised and amortised on a straight-line basis over its estimated useful life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented as a deduction from intangible assets.

To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill/less the negative goodwill in so far as it has not already been amortised/released to income, less any identified impairment loss.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year. In the Company's balance sheet, investments in associates are stated at cost, as reduced by any identified impairment loss.

Revenue recognition

Toll revenue, net of business tax, is recognised on a receipt basis.

Sales of petrol are recognised when delivery has taken place.

Sales of food and beverages are recognised when goods and services are provided.

Emergency assistance income and advertising income are recognised when services are rendered.

Interest income from bank deposits is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation, amortisation and accumulated impairment losses.

Depreciation of the toll roads and structure and amortisation of land use rights are calculated to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants.

Depreciation of other items of property, plant and equipment is calculated using the straight-line method to write off the cost, after taking into account the estimated residual value of 3%, of each asset over its expected useful life. The expected useful lives of assets are the shorter of the expected useful lives of the assets or the remaining concession period. The expected useful lives of the assets are as follows:

Buildings	30 years
Safety equipment	10 years
Communication and signalling equipment	10 years
Toll stations and ancillary equipment	8 years
Motor vehicles	8 years
Other machinery and equipment	5 - 8 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Construction in progress is stated at cost which includes development expenditure and other direct costs, including interest cost on the related borrowed funds during the construction period attributable to the development of toll roads, buildings and structures for the Group's own use. Depreciation of these assets, on the same basis as other property, plant and equipment, commences when the assets are ready for their intended use.

Government subsidies

Government subsidies are recognised as income over the periods necessary to match them with the related costs.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the first-in, first-out method.

Retirement benefit costs

Payments to statutory retirement fund schemes are charged as expense as they fall due.

Foreign currencies

Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in the income statement.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

4. TURNOVER

	2004	2003
	RMB'000	RMB'000
Turnover comprises:		
Toll revenue	**2,710,001**	2,353,129
Sales of petrol	**244,228**	276,311
Sales of food and beverages	**90,825**	105,874
Emergency assistance income	**50,541**	54,445
Advertising income	**9,244**	20,843
	3,104,839	2,810,602
Less: Business tax and other related taxes	**(152,843)**	(134,788)
	2,951,996	2,675,814

5. SEGMENT INFORMATION

All the Group's operations are located and carried out in the PRC, and the principal activities of the Group is the operation and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

6. ADMINISTRATIVE EXPENSES

In view of the widening project of Shanghai-Nanjing Expressway, the Group had demolished certain structures, buildings, safety equipment, communication and signalling equipment, and toll stations and ancillary equipment. Accordingly, an amount of RMB225,971,000 (2003: Nil) had been written off during the year and was included in administrative expenses.

7. PROFIT FROM OPERATIONS

	2004	2003
	RMB'000	RMB'000
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	**132,785**	112,034
Retirement benefits scheme contributions	**24,890**	24,778
Total staff costs	**157,675**	136,812
Auditors' remuneration	**1,180**	1,180
Allowance for doubtful debts	**11,702**	103
Depreciation and amortisation of property, plant and equipment	**504,496**	442,239
Loss on write off/disposal of property, plant and equipment	**234,145**	6,276
Cost of inventories recognised as an expense	**302,405**	369,012
and after crediting:		
Government subsidies received	**–**	19,648
Interest income from bank deposits	**10,956**	8,047
Interest income from designated deposits	**1,749**	1,047

8. FINANCE COSTS

	2004	2003
	RMB'000	RMB'000
Interest on bank and other borrowings wholly repayable:		
Within five years	142,212	8,067
Over five years	20,514	832
Total borrowing costs	162,726	8,899
Less: Amount capitalised	(30,192)	–
	132,534	8,899

9. DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	2004	2003
	RMB'000	RMB'000
Director's fees	493	440
Other emoluments		
Salaries and other benefits	100	80
Retirement benefits scheme contributions	14	10
	607	530

The amounts disclosed above include directors' fees of RMB293,000 (2003: RMB293,000) paid to independent non-executive directors.

The emoluments of each of the directors and supervisors for both years were below HK$1,000,000 (equivalent to RMB1,060,000).

10. EMPLOYEES' EMOLUMENTS

Employees' Emoluments

The five highest paid individuals during the year included one director (2003: one director), details of whose emoluments are set out in note 9 above. The emoluments of the remaining four (2003: four) highest paid individuals were as follows:

	2004	2003
	RMB'000	RMB'000
Salaries and other benefits	**841**	698
Retirement benefits scheme contributions	**56**	41
	897	739

The emoluments of each of the five highest paid individuals for both years were below HK$1,000,000 (equivalent to RMB1,060,000).

11. TAXATION

	2004	2003
	RMB'000	RMB'000
The charge comprises:		
PRC income tax	**523,954**	475,925
Deferred taxation (credit) charge (Note 24)	**(73,483)**	4,279
Taxation attributable to the Company and its subsidiaries	**450,471**	480,204
Share of taxation attributable to associates	**57,516**	25,015
	507,987	505,219

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2003: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

For the year ended 31 December 2004

11. TAXATION (Cont'd)

The tax charge for the year can be reconciled to the profit per income statement as follows:

	2004		2003	
	RMB'000	**%**	RMB'000	%
Profit before taxation	**1,545,244**		1,533,974	
Tax at the domestic tax rate of 33% (2003: 33%)	**509,931**	**33.0**	506,211	33.0
Tax effect of tax losses not recognised	**–**	**–**	529	–
Tax effect of income not taxable for tax purpose	**(6,401)**	**(0.4)**	(2,501)	(0.2)
Tax effect of expenses not deductible for tax purpose	**4,457**	**0.3**	980	0.1
Tax charge and effective tax rate for the year	**507,987**	**32.9**	505,219	32.9

12. DIVIDEND

	2004	2003
	RMB'000	RMB'000
Final, proposed – RMB0.145 (2003: RMB0.145) per ordinary share	730,473	730,473

The final dividend of RMB0.145 (2003: RMB0.145) per ordinary share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

13. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the Group's profit for the year of RMB997,139,000 (2003: RMB1,005,773,000) and 5,037,747,500 (2003: 5,037,747,500) ordinary shares in issue during the year.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31 December 2004.

14. PROPERTY, PLANT AND EQUIPMENT

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
THE GROUP										
COST										
At 1 January 2004	9,639,997	1,747,268	490,336	499,921	212,708	244,130	129,621	202,551	922,520	14,089,052
Additions	–	–	3,215	189	2,796	29,971	13,888	29,873	3,880,100	3,960,032
Transfers	–	–	31,717	–	–	12,692	5,565	5,627	(55,601)	–
Disposal of a subsidiary	–	–	–	–	–	–	–	(7,476)	–	(7,476)
Write-off/disposals	(97,917)	–	(44,055)	(164,529)	(83,951)	(64,765)	(7,904)	(23,438)	–	(486,559)
At 31 December 2004	**9,542,080**	**1,747,268**	**481,213**	**335,581**	**131,553**	**222,028**	**141,170**	**207,137**	**4,747,019**	**17,555,049**
DEPRECIATION AND AMORTISATION										
At 1 January 2004	1,015,251	179,462	107,792	316,123	90,649	103,606	49,018	108,123	–	1,970,024
Provided for the year	329,793	38,213	16,413	38,764	16,534	27,231	12,782	24,766	–	504,496
Eliminated on disposal of a subsidiary	–	–	–	–	–	–	–	(1,984)	–	(1,984)
Eliminated on write-off/disposals	(12,979)	–	(8,249)	(119,732)	(49,648)	(38,638)	(5,925)	(14,638)	–	(249,809)
At 31 December 2004	**1,332,065**	**217,675**	**115,956**	**235,155**	**57,535**	**92,199**	**55,875**	**116,267**	**–**	**2,222,727**
NET BOOK VALUES										
At 31 December 2004	**8,210,015**	**1,529,593**	**365,257**	**100,426**	**74,018**	**129,829**	**85,295**	**90,870**	**4,747,019**	**15,332,322**
At 31 December 2003	8,624,746	1,567,806	382,544	183,798	122,059	140,524	80,603	94,428	922,520	12,119,028

14. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

	Toll roads and structures	Land use rights	Buildings	Safety equipment	Communication and signalling equipment	Toll stations and ancillary equipment	Motor vehicles	Other machinery and equipment	Construction in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
THE COMPANY										
COST										
At 1 January 2004	7,386,089	1,736,276	388,686	423,811	211,576	160,504	115,224	125,745	897,853	11,445,764
Additions	-	-	3,215	189	2,308	29,263	12,855	13,078	3,854,366	3,915,275
Transfers	-	-	12,391	-	-	8,018	1,316	737	(22,462)	-
Write-off/disposals	(97,917)	-	(44,032)	(164,529)	(83,951)	(64,765)	(7,472)	(23,380)	-	(486,047)
At 31 December 2004	**7,288,172**	**1,736,276**	**360,260**	**259,471**	**129,933**	**133,020**	**121,923**	**116,180**	**4,729,757**	**14,874,992**
DEPRECIATION AND AMORTISATION										
At 1 January 2004	930,433	179,463	94,259	284,407	90,429	65,134	45,910	81,899	-	1,771,934
Provided for the year	279,146	37,993	12,116	31,381	16,446	16,459	10,678	16,477	-	420,696
Eliminated on write-off/disposals	(12,979)	-	(8,249)	(119,732)	(49,648)	(38,638)	(5,687)	(14,617)	-	(249,550)
At 31 December 2004	**1,196,600**	**217,456**	**98,126**	**196,056**	**57,227**	**42,955**	**50,901**	**83,759**	**-**	**1,943,080**
NET BOOK VALUES										
At 31 December 2004	**6,091,572**	**1,518,820**	**262,134**	**63,415**	**72,706**	**90,065**	**71,022**	**32,421**	**4,729,757**	**12,931,912**
At 31 December 2003	6,455,656	1,556,813	294,427	139,404	121,147	95,370	69,314	43,846	897,853	9,673,830

All the Group's buildings are situated in the PRC and held under medium-term land use rights.

Included in construction in progress is net interest capitalised of RMB30,192,000 (2003: Nil).

15. INTERESTS IN SUBSIDIARIES

	2004	2003
	RMB'000	RMB'000
Unlisted investments, at cost	2,245,460	2,244,945
Amounts due from subsidiaries	–	12,102
	2,245,460	2,257,047

At 31 December 2003, the amounts due from subsidiaries were unsecured and interest free. The amounts were repaid during the year.

Details of the Company's subsidiaries, all of which are limited liability companies, as at 31 December 2004 are as follows:

Name	Place of registration/ operations	Paid up registered capital	Proportion of registered capital held by the Company		Principal activities
		RMB	Directly	Indirectly	
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	PRC	850,000,000	85.00%	–	Construction, management and operation of expressway
Jiangsu Ninghu Investment Development Co., Ltd.	PRC	100,000,000	95.00%	–	Infrastructure and industrial investments
Jiangsu Sundian Engineering Co., Ltd.	PRC	35,000,000	–	95.50%	Construction and maintenance of expressway

During the year, the Company disposed of its 95.05% equity interests in a subsidiary, Nanjing Shuangshilou Hotel Co., Ltd. ("Shuangshilou") to an independent third party, Nanjing Jintang Hotel Food & Beverages Co., Ltd. ("Jintang Hotel") 南京金塘大酒店飲食有限公司 at a total consideration of RMB2,000,000. Shuangshilou was established in the PRC with a paid-up registered capital of RMB1,010,000 and was principally engaged in the provision of food and beverage.

None of the subsidiaries had issued any debt securities at the end of the year.

16. INTERESTS IN ASSOCIATES

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Unlisted investments, at cost	**–**	–	**1,334,619**	1,334,619
Share of net assets of associates	**1,485,389**	1,403,410	**–**	–
Goodwill of associates	**83,697**	96,432	**–**	–
Negative goodwill of an associate	**(2,855)**	(3,374)	**–**	–
	1,566,231	1,496,468	**1,334,619**	1,334,619
Loan to an associate:				
– Jiangsu Leasing Co., Ltd.				
– non-current (Note 3)	**–**	19,000	**–**	–
– Shanghai Yinjian Real Estate Co., Ltd. (Note 1)	**15,000**	–	**–**	–
	15,000	19,000	**–**	–
	1,581,231	1,515,468	**1,334,619**	1,334,619
Analysis for financial reporting purposes:				
Interests in associates included in non-current assets	**1,566,231**	1,515,468	**1,334,619**	1,334,619
Loan to an associate included in current assets	**15,000**	–	**–**	–
	1,581,231	1,515,468	**1,334,619**	1,334,619

16. INTERESTS IN ASSOCIATES (Cont'd)

	Negative goodwill	Goodwill
	RMB'000	RMB'000
Goodwill (negative goodwill) of associates		
GROSS AMOUNT		
At 1 January 2004 and 31 December 2004	(5,191)	127,353
AMORTISATION		
At 1 January 2004	1,817	(30,921)
Charge (release) for the year	519	(12,735)
At 31 December 2004	2,336	(43,656)
CARRYING AMOUNT		
At 31 December 2004	(2,855)	83,697
At 31 December 2003	(3,374)	96,432

The goodwill (negative goodwill) is amortised (released) to the income statement on a straight-line basis over 10 years.

Details of the Group's associates, all of which are limited liability companies, as at 31 December 2004 are as follows:

Name	Place of registration/ operations	Proportion of registered capital held by the Company		Principal activities
		Directly	Indirectly by subsidiaries	
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	PRC	33.20%	–	Provision of passenger transportation service along the Shanghai-Nanjing Expressway
Jiangsu Yangzte Bridge Co., Ltd.	PRC	26.66%	–	Investment, construction, operation and management of Jiangjin Yangtze River Bridge

16. INTERESTS IN ASSOCIATES (Cont'd)

Name	Place of registration/ operations	Proportion of registered capital held by the Company		Principal activities
		Directly	Indirectly by subsidiaries	
Suzhou Sujiahang Expressway Co., Ltd.	PRC	33.33%	–	Investment, construction, operation and management of Sujiahang Expressway
China Transportation HEAD New technology (Shanghai) Co., Ltd.	PRC	35.71%	–	Computer software development
Jiangsu Leasing Co., Ltd. (Note 4)	PRC	–	17.06%	Leasing and financing activities
Shanghai Yinjian Real Estate Co., Ltd. (Note 1)	PRC	–	28.69%	Real estate development
Jiangsu SEU Intelligent System Technology Co., Ltd. (Note 2)	PRC	–	19.66%	Computer software development

Note:

(1) During the year, Shanghai Yinjian Real Estate Co., Ltd. ("Shanghai Yinjian"), an associate of the Group, increased its registered capital from RMB17,200,000 to RMB36,200,000. Of the increase in capital of RMB19,000,000, the Group had contributed RMB15,000,000 which is not in proportion to the Group's original equity ratio held in Shanghai Yinjian. Accordingly, the Group's interests in Shanghai Yinjian was increased from 28.69% to 53.01%. However, pursuant to an agreement dated 26 May 2004 entered into between Shanghai Yinjian and a subsidiary of the Company, an aggregate amount of RMB16,560,000 will be recovered on or before 30 May 2005. The Group does not have any intention to exercise control over Shanghai Yinjian and its holding of 53.01% equity interests is only temporary. Accordingly, Shanghai Yinjian is not treated as a subsidiary of the Group and its financial statements are not consolidated. The amount of RMB15,000,000 is recorded as loan to an associate at 31 December 2004.

(2) In the opinion of the directors, the Group can exercise significant influence over Jiangsu SEU Intelligent System Technology Co., Ltd. and it is therefore considered as an associate of the Group.

(3) The loan to the associate was unsecured and bore interest at 4.8% per annum. The amount was fully repaid during the year.

(4) 9% is held indirectly through an associate which is not included in the above 17.06%.

17. INVESTMENT SECURITIES

	THE GROUP	
	2004	2003
	RMB'000	RMB'000
Unlisted investment, at cost	**2,000**	2,000

18. PREPAYMENT FOR EXTENSION OF TOLL HIGHWAY OPERATING RIGHTS

On 14 April 2004, the Company entered into a contract with the Highway Bureau of Jiangsu Province in respect of the extension of the operating rights of Nanjing-Shanghai Class 2 Highway after widening (the "Operating Rights Extension Contract"). The Company will be granted an extended term of operating rights of Nanjing-Shanghai Class 2 Highway from 27 June 2012 to 26 June 2024 for a consideration of RMB2,700,000,000.

At 31 December 2004, the amount represented the balance prepaid for such extension of the operating rights under the Operating Rights Extension Contract.

19. INVENTORIES

THE GROUP AND THE COMPANY

Inventories comprise petrol for sales, materials and spare parts for repairs and maintenance of toll roads and structure. All inventories are stated at cost.

20. PREPAYMENTS AND OTHER RECEIVABLES

	THE GROUP		THE COMPANY	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Prepayment for materials and equipment	20,717	19,863	9,173	12,295
Receivable from liquidation of a former joint venture	20,812	23,812	20,812	23,812
Others	49,170	52,892	32,302	38,274
	90,699	96,567	62,287	74,381
Less: Allowance for doubtful debts	(13,004)	(1,302)	(12,572)	(8,295)
	77,695	95,265	49,715	66,086

21. DESIGNATED DEPOSITS

At 31 December 2003, the amount represented deposits held with a financial institution for the purpose of fund management.

22. LONG-TERM BORROWINGS

		THE GROUP & THE COMPANY	
	Interest rate	**2004**	2003
		RMB'000	RMB'000
Unsecured bank loans with maturities 2009 - 2015	5.55% per annum	**3,030,000**	–
USD denominated Spain government loans with maturities 2007 - 2026 (Note)	1% per annum	**41,013**	41,013
USD denominated buyer's credit loans with maturities 2001 - 2006 (Note)	6.77% per annum	**13,664**	20,477
		3,084,677	61,490

22. LONG-TERM BORROWINGS (Cont'd)

The maturity of the above loans is as follows:

	2004	2003
	RMB'000	RMB'000
Within one year	6,813	6,813
More than one year but not exceeding two years	206,850	6,813
More than two years but not exceeding five years	706,152	10,952
More than five years	2,164,862	36,912
	3,084,677	61,490
Less : Amount due within one year included in current liabilities	(6,813)	(6,813)
Amount due after one year	3,077,864	54,677

Note:

These long-term borrowings were guaranteed by the ultimate holding company, Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司, a state owned enterprise incorporated in the PRC and the Company's controlling shareholder holding 55.22% of the share capital of the Company at 31 December 2004.

On 15 September 2004, Jiangsu Communications Holding Company Limited formally activated the procedure of merger and reorganisation with Jiangsu Communications Assets Group Limited 江蘇交通産業集團有限公司, another major communications investment entity, pursuant to the "Notice regarding the merger and reorganisation of Jiangsu Communications Holding Company Limited and Jiangsu Communications Assets Group Limited" of the People's Government of Jiangsu Province. The name of the combined entity shall remain as "Jiangsu Communications Holding Company Limited" and its business nature shall remain as state-owned, while Jiangsu Communications Assets Group Limited shall be de-registered, and its debts and liabilities, external guarantees and equity interest for its external investments shall all be taken over by Jiangsu Communications Holding Company Limited after the merger.

There will be no change in the holding of interest in the Company by Jiangsu Communications Holding Company Limited after the merger.

23. SHORT-TERM BORROWINGS

	THE GROUP		THE COMPANY	
	2004	2003	2004	2003
	RMB'000	RMB'000	RMB'000	RMB'000
Unsecured bank loans	1,950,000	1,400,000	2,150,000	1,400,000

At 31 December 2004, included in the Company's short-term borrowings was RMB200,000,000 (2003: Nil) designated loan from a subsidiary. The borrowings are unsecured and repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China.

24. DEFERRED TAXATION

The following are the deferred taxation (assets) liabilities recognised and movements thereon during the current and prior year:

THE GROUP

	Write-off of property, plant and equipment	Allowance for doubtful debts	Accelerated tax depreciation	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2003	–	–	22,237	2,991	25,228
(Credit) charge to income statement	–	(359)	7,629	(2,991)	4,279
At 31 December 2003	–	(359)	29,866	–	29,507
(Credit) charge to income statement	(78,044)	(4,181)	8,742	–	(73,483)
At 31 December 2004	(78,044)	(4,540)	38,608	–	(43,976)

THE COMPANY

	Write-off of property, plant and equipment	Allowance for doubtful debts	Accelerated tax depreciation	Others	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
At 1 January 2003	–	–	22,237	2,991	25,228
(Credit) charge to income statement	–	(2,668)	7,629	(2,991)	1,970
At 31 December 2003	–	(2,668)	29,866	–	27,198
(Credit) charge to income statement	(78,044)	(4,061)	8,742	–	(73,363)
At 31 December 2004	(78,044)	(6,729)	38,608	–	(46,165)

25. SHARE CAPITAL

	2004 & 2003	
	Number of shares	Amount
		RMB'000
Authorised, issued and fully paid:		
State shares	2,781,743,600	2,781,744
State legal person shares	599,471,000	599,471
Legal person shares	284,532,900	284,533
H shares	1,222,000,000	1,222,000
A shares	150,000,000	150,000
Total	5,037,747,500	5,037,748

There was no movement in the Company's authorised and issued share capital during the two years ended 31 December 2004.

As at 31 December 2004, the authorised, issued and fully paid share capital of the Company is RMB5,037,747,500 (2003: RMB5,037,747,500) divided into 5,037,747,500 shares (2003: 5,037,747,500 shares) with a par value of RMB1 each. State shares, state legal person shares, legal person shares, H shares and A shares rank pari passu in all respects, except that ownership of state shares, state legal person shares and legal person shares are restricted to PRC legal persons, while H shares can only be owned and traded by overseas investors and A shares can only be owned and traded by PRC investors.

26. RESERVES

	Share premium	Statutory surplus reserve	Statutory public welfare fund	Retained profits	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
THE COMPANY					
At 1 January 2003	5,730,454	375,463	187,733	1,285,862	7,579,512
Profit for the year	–	–	–	942,292	942,292
Appropriations	–	94,448	47,224	(141,672)	–
Dividend	–	–	–	(654,907)	(654,907)
At 31 December 2003	5,730,454	469,911	234,957	1,431,575	7,866,897
Profit for the year	–	–	–	856,646	856,646
Appropriations	–	83,574	41,787	(125,361)	–
Dividend (Note 12)	–	–	–	(730,473)	(730,473)
At 31 December 2004	5,730,454	553,485	276,744	1,432,387	7,993,070

(a) Statutory surplus reserve

In accordance with the PRC Company Law and the Company's articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 10% of the annual statutory net profit after taxation (after offsetting any prior years' losses) to the statutory surplus reserve. When the balance of such reserve fund reaches 50% of each entity's capital, any further appropriation is optional. The statutory surplus reserve can be utilised to offset prior years' losses or to increase capital. However, such balance of the statutory surplus reserve must be maintained at a minimum of 25% of capital after such usages.

26. RESERVES (Cont'd)

(b) Statutory public welfare fund

In accordance with the PRC Company Law and the Company's articles of association, each of the Company and its subsidiaries registered in the PRC are required to appropriate 5% of the annual statutory net profit after taxation (after offsetting any prior years' losses) to statutory public welfare fund, which will be utilised to build or acquire capital items, such as dormitories and other facilities for the Company and its subsidiaries' employees, and cannot be used to pay for staff welfare expenses.

Titles of these reserve items will remain with the respective companies comprising the Group.

The above statutory reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends.

The retained profits of the Group include RMB162,986,000 (2003: RMB81,007,000) retained by associates of the Group.

The Company's reserves available for distribution to shareholders as at 31 December 2004 comprised the retained profits under the PRC accounting standards of RMB1,312,877,000 (2003: RMB1,332,973,000).

27. DISPOSAL OF A SUBSIDIARY

As referred to in note 15, during the year, the Company disposed of its entire 95.05% equity interests in the subsidiary, Shuangshilou to Jintang Hotel at a total consideration of RMB2,000,000.

The net liabilities of Shuangshilou at the date of disposal were as follows:

	RMB'000
Property, plant and equipment	5,492
Inventories	121
Prepayment and other receivables	1,283
Bank balances and cash	557
Other payables	(12,095)
	(4,642)
Gain on disposal	6,642
Total consideration	2,000
Satisfied by:	
Cash	1,000
Deferred consideration receivable within one year	1,000
	2,000
Net cash inflow arising on disposal:	
Cash consideration	1,000
Bank balances and cash disposed of	(557)
	443

The deferred consideration will be settled in cash by Jintang Hotel on or before 31 August 2005.

The subsidiary disposed of did not have any significant impact on the Group's cash flows or operating results for the year.

28. OTHER COMMITMENTS

As at 31 December 2004 and 31 December 2003, the Group and the Company is committed to pay Ninglian Ningtong Management Office, an independent third party, a service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing Section per annum for a term of 30 years from 1 January 2000.

29. RETIREMENT BENEFITS SCHEME

The Group participates in the Jiangsu Provincial Retirement Scheme managed by Jiangsu Social Security Bureau (the "Bureau"). Pursuant to the relevant provisions, the Group is required to make a monthly contribution equivalent to 21% (2003: 21%) of the monthly salary in respect of its employees. The Bureau is responsible for pension payments to the retired employees of the Group and the Group has no further obligations.

30. CAPITAL COMMITMENTS

	THE GROUP AND THE COMPANY	
	2004	2003
	RMB'000	RMB'000
Commitments for:		
– the acquisition of property, plant and equipment in respect of the toll roads expansion project contracted for but not provided in the financial statements	**2,584,217**	3,049,193
– payment for the acquisition of extended operating rights of Nanjing-Shanghai Class 2 Highway under the Operating Rights Extension Contract	**950,000**	–
	3,534,217	3,049,193

31. RELATED PARTY TRANSACTIONS

(a) During the year, the Group has the following significant transactions with the associates:

Name of associate	Nature of transactions	2004	2003
		RMB'000	RMB'000
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	Road usage fee received	**8,400**	7,500
Jiangsu Yangzte Bridge Co., Ltd.	Maintenance service income received	**1,716**	–

The road usage fee income represents the amount paid by Jiangsu Kuailu Bus Transportation Stock Co., Ltd. to the Company for usage of the Shanghai-Nanjing Expressway, and is calculated with reference to the number of buses passing through the expressway at a mutually agreed rate.

The maintenance service income represents the amount paid by Jiangsu Yangzte Bridge Co., Ltd. to the Group for the maintenance service, and is determined by both parties on a mutually agreed basis.

31. RELATED PARTY TRANSACTIONS (Cont'd)

(b) At the balance sheet date, the Group and the Company have current accounts with the following related companies:

	THE GROUP		THE COMPANY	
Name of related company	**2004**	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Amounts due from:				
Jiangsu Kuailu Bus Transportation Stock Co., Ltd.	**3,086**	439	**3,086**	439
Suzhou Sujiahang Expressway Co., Ltd.	**2,641**	1,101	**2,208**	689
Jiangsu Yangzte Bridge Co., Ltd.	**976**	2,755	**219**	1,192
	6,703	4,295	**5,513**	2,320
Amounts due to:				
Suzhou Sujiahang Expressway Co., Ltd.	**4,174**	458	–	374
Jiangsu Yangzte Bridge Co., Ltd.	**2,000**	1,210	–	1,210
China Transportation HEAD New Technology (Shanghai) Co., Ltd.	**129**	–	**132**	–
	6,303	1,668	**132**	1,584

The balances mainly represent receipts of toll fees collected and expenses paid on behalf of the Group, which are unsecured, interest free and repayable on demand. The above current accounts were included in other receivables and other payables on the balance sheet.

Statutory Name of the Company in Chinese and English:	(江蘇寧滬高速公路股份有限公司) Jiangsu Expressway Company Limited
Abbreviation of Chinese Name and English Name:	寧滬高速 Jiangsu Expressway
Legal Representative of the Company:	Shen Chang Quan
Secretary to the Board of Directors:	Yao Yong Jia
Telephone:	8625-8446 9332
Company Secretary in Hong Kong	Lee Wai Fun, Betty
Telephone:	852-2801 8008
Securities Officers:	Jiang Tao, Lou Qing
Telephone:	8625-8420 0999-4706, 4716
Fax:	8625-8446 6643
E-mail Address:	nhgs@jsexpressway.com
Registered Office and Place of Business:	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC
Postcode:	210004
Website of the Company:	http://www.jsexpressway.com
E-mail Address of the Company:	nhgs@public1.ptt.js.cn
Newspapers Designated for Regular Announcements:	Shanghai Securities, China Securities, South China Morning Post, Hong Kong Economic Times
Website Designated for Information Disclosure:	www.sse.com.cn www.hkex.com.hk

COMPANY INFORMATION

Regular Reports Available at:	Shanghai Stock Exchange 528 Pudong Road South, Shanghai
	Hong Kong Registrars Limited 19/F., Hopewell Centre 183 Queen's Road East Hong Kong
	Jiangsu Expressway Company Limited Jiangsu Communications Building 69 Shigu Road, Nanjing Jiangsu, the PRC
	Richards Butler 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong
Stock Exchanges Where the Company's Shares are Listed:	A Share Shanghai Stock Exchange Stock name of A shares:寧滬高速 Stock code of A shares: 600377
	H Share The Stock Exchange of Hong Kong Limited Stock name of H Shares: Jiangsu Expressway Stock code of H Shares: 0177
	ADR the United States of America Stock Name of ADR: JEXWW Security United Code: 477373104
Registration Date of the Company:	1st August 1992
Place of Registration	Nanjing, Jiangsu
Registration Number of the Business License of Enterprise Authorized as Legal Person:	3200001100976
Registration No. of Taxation:	320003134762764

Domestic Auditors:	Delloitte Touche Tohmatsu Certified Public Accountants Limited Office Address: 30th Floor, Bund Center 222 Yan An Road East Shanghai, PRC
International Auditors:	Deloitte Touche Tohmatsu Office Address: 26th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Domestic Legal Advisor:	Jiangsu New Century Tongren Law Office Office Address: 5/F, 26 Beijing West Road, Nanjing City, the PRC
Hong Kong Legal Advisor:	Richards Butler Office Address: 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong
Authorised Representative under the Hong Kong Companies Ordinance:	Lee Wai Fun, Betty Office Address: 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong
Hong Kong Investor Relations Consultant:	Rikes Communications Limited Office Address: Room 1312, Wing On Centre, 111 Connaught Road Central, Hong Kong Telephone: (852) 2520 2201 Fax: (852) 2520 2241



COMPANY INFORMATION

Domestic Share Registrar and Transfer Office:	China Securities Depository & Clearing Corporation Limited, Shanghai Branch China Insurance Building 166 Lujiazui Road East Pudong New District, Shanghai
Overseas Share Registrar and Transfer Office:	Hong Kong Registrars Limited 19/F, Hopewell Centre 183 Queen's Road East Hong Kong

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection:

(1) Copies of annual reports signed by the Chairman;

(2) Financial statements signed and sealed by the legal representative and the chief accounting officer of the Company; signed and sealed by a certified accountant;

(3) In case audited accounting statements are furnished, original copy of auditors' report sealed by the CPA firm and signed and sealed by a certified accountant;

(4) Original copies of all company documents and announcements published in the press designated by the CSRC during the period;

(5) Articles of Association;

(6) Copies of annual reports released in other stock exchanges.

The above documents are available for inspection at the Secretariat Office of the Board of Directors at 27/F, Jiangsu Communications Building, 69 Shigu Road, Nanjing, PRC.

Shen Chang Quan
Chairman of the Board of Director
Jiangsu Expressway Company Limited

18th March 2005

NOTICE OF 2004 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN *that the annual general meeting (the "AGM") of Jiangsu Expressway Company* Limited will be held on Wednesday, 18th May 2005 at 9:00 a.m. at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China for the following purposes:

1. to consider and approve the directors report of the Company for the year ended 31st December 2004;

2. to consider and approve the supervisors report of the Company for the year ended 31st December 2004;

3. to consider and approve the audited accounts and the report from the auditors for the year ended 31st December 2004;

4. to approve the profit distribution scheme in respect of the final dividends for the year ended 31st December 2004:

   with reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB826,724,975 under the PRC Accounting Standards and a net profit after taxation of RMB997,139,000 under Hong Kong Generally Accepted Accounting Principles (the "HK GAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB547,036,108 as at the beginning of the year, the total distributable profit amounted to RMB1,214,598,588. The Company recommended a final dividend of RMB0.145 per share (inclusive of tax);

5. to consider and appoint Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company PRC and international auditors for the financial year 2005 and to fix the aggregate annual remuneration at RMB1.30 million;

6. to consider and appoint Mr. Fan Chong Lai as an independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fan and the Company for a term commencing on the date of the AGM until the date of the AGM to be held in the year 2008 with an annual renumeration of RMB40,000 (after tax);

Attachment:

1. Biography of Candidate for Director

By order of the board
Yao Yongjia
Secretary to the Board

Nanjing, China, 1st April 2005

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 18th April 2005 shall be entitled to attend the AGM after completing and returning to the Company the confirmation slip attached to the annual report to which this notice forms part prior to 28th April 2005. Further details are set out in the confirmation slip and explanation thereto.

(2) Registration of transfers of H shares will be suspended by the Company from 18th April 2005 to 18th May 2005 (both days inclusive). Holders of H shares who wish to be eligible for final dividends, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Friday, 15th April 2005. Registration date of equity interests, method and time of the declaration of dividends for holders of A shares will be otherwise notified.

(3) A shareholder who has the right to attend and vote at the AGM is entitled to appointed a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the AGM.

(4) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the AGM. The form of proxy for use at the AGM will be despatched to shareholders.

(5) The AGM will last for half day. Shareholders attending the AGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4705, 4706, 4716)
Fax: 8625-84466643

(7) All resolutions will be passed by way of poll.

Biography of Candidate for Director

Mr Fan Chong Lai: born in 1962, tutor for doctoral candidates and a renowned economist nation wide. Mr. Fan was a teaching assistant of the Economics Faculty of the Business School at Nanjing University in 1983 and an instructor in 1988. He has been professor and department head of the Economics Faculty of the Business School at Nanjing University since 1996. Mr. Fan is currently Deputy Dean of the Business School at Nanjing University, Vice Chairman of Jiangsu Finance Association and Vice Chairman of the Jiangsu Investment Association. Mr Fan has long been engaged in teaching and research of Monetary finance, corporate finance and capital markets. He is knowledgeable in economic theories. He has received numerous national awards honouring his contribution as an expert. In 2003, he was awarded the "National Higher Education Professional" by the State's Education Department.


APPENDIX

(I) DESCRIPTION OF TOLL ROADS AND BRIDGES

Jiangsu Section of the Shanghai-Nanjing Expressway

Shanghai-Nanjing Expressway was completed and open to traffic in September 1996. This four-lane closed expressway starts from Maqun, Nanjing in the east and ends at Anting, Shanghai in the west. The main road is 248.21 km long, with six services areas and 18 toll stations along the expressway. Total investment in construction amounted to RMB6,157 million. Shanghai-Nanjing Expressway, as the main trunk road connecting Jiangsu and Shanghai, has been maintaining a relatively rapid pace of increase in traffic flow and toll income.

In June 2004, the Company invested approximately RMB10.54 billion in the expansion project of Shanghai-Nanjing Expressway. The expansion project will expand the existing two-way four-lane road to a two-way eight-lane road, and will be completed in 2006. The operating period of Shanghai-Nanjing Expressway upon completion will be extended by five years until 2032.

The Jiangsu Section of Nanjing-Shanghai Class 2 Highway

Nanjing-Shanghai Class 2 Highway starts from Dongyang, Nanjing in the west and ends at Anting, Shanghai in the east. It is 271.1km long. It was completed and open to traffic in December 1991. It has 6 toll stations and is an open Class 2 highway. The Company invested RMB1,346 million to acquire its operating toll collection right in June 1997.

Currently, Nanjing-Shanghai Class 2 Highway is undergoing expansion works to be converted into a two-way four-lane Class 1 highway. The expansion works is expected to be completed in 2005. In June 2004, the Company invested RMB2.7 billion to acquire the 12-year extended operating period upon completion of the expansion works. The operating period will be extended to 2024.

The Nanjing section of Nanjing-Lianyungang Highway

The Nanjing Section of Nanjing-Lianyungang Highway is one of the components of the major road connecting southwestern and northeastern Jiangsu, It starts from Luhe, Nanjing and ends at Tianchang, Anhui Province. It was completed and open to traffic in September 1996. It is 29.8 km long, a two-way four-lane colsed-end highway and has one toll station. The Company invested RMB448 million in December 1999 to acquire its 30-year operating right. The operating period is up to 2029.

Guangjing Expressway

Guangjing Expressway starts from Guanglin, Taixin in the north and ends at the northern end of Jiangyin Yangtze Bridge in the south. It was open to traffic in September 1999. As a two-way six-lane closed-end expressway, its total length is 17.2 km and has one toll station. Its operating period is up to 2029.

Xicheng Expressway

Xicheng Expressway starts from the southern end of Jiangyin Yangtze Bridge in the north and ends at Qiangxiang, Wuxi in the south. It was completed and open to traffic in September 1999. It is a two-way six-lane closed-end expressway. The total length is 35km. There are one service area and four toll stations along this expressway. Its operating period is up to 2029.

Jiangyin Yangtze Bridge

Jiangyin Yangtze Bridge is a long-span steel suspension bridge. It was completed and open to traffic in September 1999. Its total length is approximately 3,071m. It is designed as a two-way six-lane expressway, and has one toll station. Its operating period is up to 2029. Jiangyin Yangtze Bridge together with Guangjiang Xicheng Expressway are the main parts of the national trunk linking Tongjiang to Sanya, and Beijing to Shanghai.

The Jiangsu Section of Sujiahang Expressway

The Jiangsu Section of Sujiahang Expressway is a two-way four-lane closed-end expressway. Its total length is 100.1km, divided into the southern and the northern sections. The southern section stretches from Suzhou to Wujiang, which is 54.4 km long. It was completed and open to traffic in December 2002. The northern section stretches from Changsu to Suzhou, which is 45.7km long. It was completed and open to traffic in November 2003. The Jiangsu Section of Sujiahang Expressway has two service areas and ten toll stations. It is an important link between Jiangsu and Zhejiang Provinces. Its operating period is up to 2032.

(II) VEHICLE CLASSIFICATION AND TOLL RATES

Vehicle Classification and Toll Rates for Expressways

Class	Vehicle class and specifications Passenger vehicle	Goods vehicle	Toll coefficient	Toll rate (RMB/km)	Minimum toll (RMB)
1	≤ 7-seater		1	0.45	15
		≤ 2 tons	1.5	0.675	15
2	8 seater - 19 seater		1.5	0.675	15
		2 tons-5 tons (including 5 tons)	2	0.90	20
3	20 seater - 39 seater		2	0.90	20
		5 tons-10 tons (including 10 tons)	2.5	1.125	20
4	≥ 40 seater		2	0.90	20
		10 tons-15 tons (including 15 tons) 20' CTN	3	1.35	30
5		> 15 tons 40' CTN	3.5	1.575	30

Vehicle Classification and Toll Rates for Jiangyin Yangtze Bridge

Class	Vehicle class and specifications: Passenger vehicle	Vehicle class and specifications: Goods vehicle	Toll Rate (RMB/vehicle)
1	≤ 7-seater		25
		≤ 2 tons	35
2	8 seater - 19 seater		35
		2 tons-5 tons (including 5 tons)	60
3	20 seater - 39 seater		60
		5 tons-10 tons (including 10 tons)	85
4	≥ 40 seater		60
		10 tons-15 tons (including 15 tons) 20' CTN	100
5		> 15 tons 40' CTN	105

Vehicle Classification and Toll Rates for Highways in General

Class	Vehicle class and specifications: Passenger vehicle	Vehicle class and specifications: Goods vehicle	Toll rates for Panjia Garden toll station (RMB/vehicle)	Toll rates for Gunan toll station (RMB/vehicle)	Toll rates for the toll stations of Wangting, Luoshe, Benniu, Daijiamen and Nanjing of National Highway G312 (RMB/vehicle)
	Small Tractor, Regular Tricycle		5	20	5
1	≤ 7-seater		10	30	10
		≤ 2 tons	12	30	12
2	8 seater-19 seater		12	30	12
		2 tons-5 tons (including 5 tons)	15	40	20
3	20 seater-39 seater		15	40	20
		5 tons-10 tons (including 10 tons)	25	80	30
4	≥ 40 seater		15	40	20
		10 tons-15 tons (including 15 tons) 20' CTN	30	100	40
5		> 15 tons 40' CTN	45	120	60

The toll for a vehicle carrying two 20' Standard CTN shall be the same as the toll for a vehicle carrying a 40' CTN.

(III)TOLL-BY-WEIGHT FOR GOODS VEHICLES

Weight Toll Rates for Normal Vehicles (vehicles which are not overloaded)

(1) Toll rates by weight for closed-end expressways

The basic weight is RMB0.09/ton per km. Based on the actual total vehicle axle limit, vehicles of less than 10 tons will be charged at the basic rate; those between 10 tons and 40 tons will be charged at a rate which falls in a linear manner from RMB0.09/ton per km to RMB0.04/ton per km. Vehicles of more than 40 tons will be charged at RMB0.04/ton per km. Vehicles of total axle limit of less than 5 tons will be charged for 5 tons and any weight toll of less than RMB20 will be charged as RMB20.

(2) Toll rates by weight for Jiangyin Yangtze Bridge

The basic weight is RMB6.00/ton per vehicle. Based on the actual total vehicle weight, vehicles of less than 10 tons will be charged at RMB6.00/ton per vehicle; those between 10 tons and 40 tons will be charged at a rate which falls in a linear manner from RMB6.00/ton per vehicle to RMB3.00/ton per vehicle. Vehicles of more than 40 tons will be charged at RMB3.00/ton per vehicle. Vehicles of total weight of less than 5 tons will be charged for 5 tons.

(3) Toll rates by weight for highways in general

The basic weight is RMB1.50/ton per vehicle. Based on the actual total vehicle axle limit, vehicles of less than 10 tons will be charged at the basic rate; those between 10 tons and 40 tons will be charged at a rate which falls in a linear manner from RMB1.50/ton per vehicle to RMB1.10/ton per vehicle. Vehicles of more than 40 tons will be charged at RMB1.10/ton per vehicle. Any weight toll of less than RMB12 will be charged as RMB12.

(4) Toll rates for certain toll stations as follows:-

Toll level I (Toll rate by weight)	Goods vehicles of 10 tons or less Goods vehicle of 10 tons to 40 tons Good vehicles of more than 40 tons	RMB/ton per vehicle	1.5 1.5-1.1 1.1	Panjia Fayuan toll station of Nanjing-Lianyugang Highway
Toll level II (Toll rate by weight)	Goods vehicles of 10 tons or less Goods vehicle of 10 tons to 40 tons Good vehicles of more than 40 tons	RMB/ton per vehicle	2 2-1.47 1.47	Toll stations of National Highway 312 at Wangting, Wuxi Luoshe, Changzhou Benniu

Increased Toll on Overloaded Vehicles

The increased toll rates on overloaded goods vehicles are determined based on the excesses of the total weights over aggregate axle limits (or total weight limit), and the specific toll levels are as follows:

(1) Tolls on vehicles of normal weight or overloaded within 30% will be charged at the rates for normal vehicles.

(2) Tolls on vehicles overloaded between 30% and 50% (including 50%) will be charged at normal rates for the normal weight and the 30% overload, and at double of the normal rates for the portion in excess of the 30% overload.

(3) Tolls on vehicles overloaded between 50% and 100% (including 100%) will be charged at normal rates for the normal weight and 30% overload, and at triple of the normal rates for the remaining portion.

(4) Tolls on vehicles overloaded above 100% will be charged at normal rates for the normal weight and the 30% overload, and at quadruple of the normal rates for the remaining portion.

THE GROUP'S HIGHWAY NETWORK



Shandong Province
山東省
Fenshui-Guanyun Expressway
Lianyungang
連雲港
Xinyi
新沂
Xuzhou
徐州
連徐高速公路
Lianyungang-Xuzhou Expressway
Xuzhou-Suqian Expressway
Suqian
宿遷
Nanjing-Lianyungang Expressway
Jiangsu Province
江蘇省
Yellow Sea
黃海
Lianyungang-Nantong Expressway
Nanjing-Xuzhou Expressway
Huaian
淮安
Anhui Province
安徽省
Xinyi-Jiangdu Expressway
Yancheng
鹽城
Hongzehu Lake
洪澤湖
Anfeng
安豐
Gaoyouhu Lake
高郵湖
Nanjing-Yancheng Expressway
Jiangyan
姜堰
the Nanjing Section of the Nanjing-Lianyungang Expressway
Jiangdu
江都
Luhe
六合
Yangzhou
揚州
Nanjing-Nantong Expressway
寧通高速公路
Guangling
廣陵
Nantong
南通
Dongyangfang
東陽坊
Nanjing-shanghai Class 2 Highway
Zhenjiang
鎮江
Jingjiang
靖江
Haimen
海門
Qidong
啟東
Nanjing
南京
Danyang
丹陽
Shanghai-Nanjing Expressway
Yangtze River
長江
Jingyin
江陰
Changzhou
常州
Riverine Expressway
沿江高速公路
寧滬公司資產
the Assets of the Company
已建成的高速公路
Completed Expressway
在建中的高速公路
Expressway Under Construction
Lishui
溧水
Caoqiao
漕橋
Wuxi
無錫
Wuxi-Yixing Expressway
Taicang
太倉
Liyang
溧陽
Yixing
宜興
Anting
安亭
Suzhou
蘇州
Taihu Lake
太湖
Shanghai
上海
Beijing
北京
Zhejiang Province
浙江省
Suzhou-Hangzhu Expressway
Nanjing-Hangzhu Expressway

集團公路分佈圖



Heilongjiang 黑龍江
Tongjiang 同江
Harbin 哈爾濱
Changchun 長春
Shenyang 瀋陽
Dalian 大連
Urumqi 烏魯木齊
Houcheng 霍成
Beijing 北京
Yantai 煙台
Yellow River 黄河
Shijiazhuang 石家莊
Qingdao 青島
Lianyungang 連雲港
Zhengzhou 鄭州
Lanzhou 蘭州
Xian 西安
Huai Yin 淮陰
Wuxi 無錫
Nanjing 南京
Shanghai 上海
Hefei 合肥
Hangzhou 杭州
Ningbo 寧波
Wuhan 武漢
Jiujiang 九江
Chengdu 成都
Chongqing 重慶
Changsha 長沙
Fuzhou 福洲
Xiamen 廈門
Zhuhai 珠海
Foshan 佛山
Zhanjiang 湛江
Haikou 海口
Sanya 三亞
Tongjiang to Sanya
同江至三亞
Beijing to Zhuhai
北京至珠海
Lianyungang to Houcheng
連雲港至霍成
Shanghai to Chengdu
上海至成都
Beijing to Shanghai
北京至上海



江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

Announcement on 2004 Annual Results

This announcement is made pursuant to rule 13.09 of and paragraph 45 of appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("HK Listing Rules").

Information set out in paragraphs 2, 3.1, 4, 5.2, 6.4, 6.5, 6.7, 6.8 (items 7 and 8), 6.9 to 6.14, 8, 9.1 and 9.2 is disclosed pursuant only to the Shanghai Listing Rules

1. IMPORTANT

1.1 The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

This announcement is extracted from the Company's 2004 annual report. The chinese version of the annual report will be posted on the Website of the Shanghai Stock Exchange: www.sse.com.cn simultaneously. Investors should read the full text of the annual report carefully for details. The printed English and Chinese version of the annual report will be despatched to holders of H Shares as soon as practicable.

1.2 Mr Hong Yin Xing, independent director, has tendered his resignation from the office of independent director because he has taken up the duties as the State's civil servant and that he did not attend the Board of Directors meeting. Ms Chang Yung Tsung did not attend the Board of Directors meeting due to sickness. She has assigned Mr Fang Keng, independent director, to vote on her behalf.

1.3 Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu have issued an unqualified opinion in the auditor's reports in accordance with PRC Accounting Standards and Hong Kong Generally Accepted Accounting Principles ("HK GAAP") respectively.

1.4 Mr Shen Chang Quan, Chairman of the Company, Mr Xie Jia Quan, General Manager, and Madam Liu Wei, Finance Manager, guarantee the accuracy and completeness of the financial statements in the annual report. The financial statements of the Company have been reviewed by the Audit Committee.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW (ADR)
Stock Code	600377	0177	477373104
Stock Exchange Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	United States
Registered and Office Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC		
Postal code	210004		
Company's Website	http://www.jsexpressway.com		
E-mail Address	nhgs@public1.ptt.js.cn		

2.2 Contact Person and Contact Method

	Secretary to the Board of Directors	Securities Officers
Names	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC	
Telephones	8625-84469332	8625-84200999-4706, 4716
Fax	8625-84466643	
E-mail Address	nhgs@jsexpressway.com	

3. HIGHLIGHTS OF ACCOUNTING DATA AND FINANCIAL INDICATORS

3.1 Prepared in accordance with PRC Accounting Standards

Major accounting data

RMB'000

Major accounting data	2004	2003 After adjustment	2003 Before adjustment	Change (%)	2002 After adjustment	2002 Before adjustment
Income from principal operations	3,060,081	2,731,760	2,353,129	12.02	2,314,373	2,026,238
Total profit	1,390,204	1,447,833	1,447,833	-3.98	1,235,272	1,235,272
Net profit	826,725	950,531	950,531	-13.02	816,833	816,833
Net profit after non-recurring profits/losses	1,104,208	944,738	944,738	16.88	819,725	819,725

	End of 2004	End of 2003 After adjustment	End of 2003 Before adjustment	Change (%)	End of 2002 After adjustment	End of 2002 Before adjustment
Total assets	20,638,701	16,732,357	16,732,357	23.35	15,081,793	15,081,793
Shareholder's equity	14,666,085	14,562,325	14,562,325	0.71	14,268,109	14,268,109
Net cash flow from operating activities	1,675,403	1,453,795	1,453,795	15.24	1,301,452	1,301,452

Major financial indicators

RMB

Major financial indicators	2004	2003 After adjustment	2003 Before adjustment	Change (%)	2002 After adjustment	2002 Before adjustment
Earnings per share	0.164	0.189	0.189	-13.02	0.162	0.162
Latest earnings per share						
Return on net assets(%)	5.64	6.53	6.53	-13.63	5.72	5.72
Return on net assets based on net profit after non-recurring profits/losses(%)	7.53	6.49	6.49	16.02	5.75	5.75
Net cash flow per share from operating activities	0.33	0.29	0.29	15.24	0.26	0.26

	End of 2004	End of 2003 After adjustment	End of 2003 Before adjustment	Change (%)	End of 2002 After adjustment	End of 2002 Before adjustment
Net asset value per share	2.91	2.89	2.89	0.71	2.83	2.83
Adjusted net asset value per share	2.91	2.89	2.89	0.71	2.83	2.83

Non-recurring profit/loss

☑ Applicable ☐ Not applicable

Non-recurring profit/loss	RMB'000 Amount
Non-operating income	9,886
Non-operating expenses	-278,853
Subsidy income	—
Amortization of difference on long-term equity investment	-12,216
Gain from short-term investments	1,913
Effects of income tax	1,787
Total	-277,483

3.2 Prepared under HK GAAP

1 Consolidated Income Statement

	2004	2003
	RMB'000	*RMB'000*
Turnover	2,951,996	2,675,814
Cost of sales and other operating costs	(1,117,946)	(1,159,091)
Gross profit	1,834,050	1,516,723
Other operating income	22,328	38,712
Administrative expenses	(373,359)	(97,672)
Profit from operations	1,483,019	1,457,763
Finance costs	(132,534)	(8,899)
Amortisation of goodwill of associates	(12,735)	(12,607)
Release of negative goodwill of associates	519	519
Share of results of associates	200,333	97,198
Gain on disposal of a subsidiary	6,642	—
Profit before taxation	1,545,244	1,533,974
Taxation	(507,987)	(505,219)
Profit before minority interests	1,037,257	1,028,755
Minority interests	(40,118)	(22,982)
Profit for the year	997,139	1,005,773
Dividend	730,473	730,473
Earnings per share		
- Basic	RMB0.20	RMB0.20

Notes:

1. **PROFIT FROM OPERATIONS**

	2004	**2003**
	RMB'000	*RMB'000*
Profit from operations has been arrived at after charging:		
Staff costs including directors' remuneration	132,785	112,034
Retirement benefits scheme contributions	24,890	24,778
Total staff costs	157,675	136,812
Auditors' remuneration	1,180	1,180
Allowance for doubtful debts	11,702	103
Depreciation and amortisation of property, plant and equipment	504,496	442,239
Loss on write off/disposal of property, plant and equipment	234,145	6,276
Cost of inventories recognised as expense	302,405	369,012
and after crediting:		
Government subsidies received	—	19,648
Interest income from bank deposits	10,956	8,047
Interest income from designated deposits	1,749	1,047

2. **FINANCE COSTS**

	2004	**2003**
	RMB'000	*RMB'000*
Interest on bank and other borrowings wholly repayable:		
Within five years	142,212	8,067
Over five years	20,514	832
Total borrowing costs	162,726	8,899
Less: Amount capitalised	(30,192)	—
	132,534	8,899

3. TAXATION

	2004	2003
	RMB'000	*RMB'000*
The charge comprises:		
PRC income tax	523,954	475,925
Deferred taxation (credit) charge (Note 24)	(73,483)	4,279
Taxation attributable to the Company and its subsidiaries	450,471	480,204
Share of taxation attributable to associates	57,516	25,015
	507,987	505,219

The Company and its subsidiaries are subject to PRC income tax rate of 33% (2003: 33%) pursuant to the relevant PRC income tax laws. No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

The tax charge for the year can be reconciled to the profit per income statement as follows:

	2004		2003	
	RMB'000	*%*	*RMB'000*	*%*
Profit before taxation	1,545,244		1,533,974	
Tax at the domestic tax rate of 33% (2003: 33%)	509,931	33.0	506,211	33.0
Tax effect of tax losses not recognised	—	—	529	—
Tax effect of income not taxable for tax purpose	(6,401)	(0.4)	(2,501)	(0.2)
Tax effect of expenses not deductible for tax purpose	4,457	0.3	980	0.1
Tax charge and effective tax rate for the year	507,987	32.9	505,219	32.9

4. DIVIDEND

	2004	2003
	RMB'000	*RMB'000*
Final, proposed - RMB0.145 (2003: RMB0.145) per ordinary share	730,473	730,473

The final dividend of RMB0.145 (2003: RMB0.145) per ordinary share has been proposed by the directors and is subject to approval by the shareholders in general meeting.

5. EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the Group's profit for the year of approximately RMB997,139,000 (2003: RMB1,005,773,000) and 5,037,747,500 (2003: 5,037,747,500) ordinary shares in issue during the year.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for the two years ended 31 December 2004.

3.3 Differences between PRC Accounting Standards and HK GAAP:

☑ Applicable ☐ Not applicable

	PRC Accounting Standards	RMB'000 HKGAAP
Net profit	826,725	997,139

Differences between the net profit prepared in accordance with PRC Accounting Standards and HK GAAP are as follows HK GAAP adjustments:

Differences	- amortization of land use right	26,490
	- valuation, depreciation and amortization of fixed assets	62,933
	- deferred taxation	73,483
	- others	7,508

4. CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDERS

4.1 Changes in share capital

Unit: share

	Before change	Change (+/-) Placing	Bonus shares	Conversion from reserve	Additional shares	Others	Sub-total	After change
I. Shares not in circulation								
1. Promoter shares	3,381,214,600	—	—	—	—	—	—	3,381,214,600
in which:								
State-owned shares	2,781,743,600	—	—	—	—	—	—	2,781,743,600
Domestic legal person shares	599,471,000	—	—	—	—	—	—	599,471,000
Overseas legal person shares	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—
2. Subscriber legal person shares	284,532,900	—	—	—	—	—	—	284,532,900
3. Internal staff shares	—							—
4. Priority shares or others	—	—	—	—	—	—	—	—
Sub-total of shares not in circulation	3,665,747,500	—	—	—	—	—	—	3,665,747,500
II. Shares in circulation								
1. RMB ordinary shares	150,000,000	—	—	—	—	—	—	150,000,000
2. Domestic listed foreign shares	—	—	—	—	—	—	—	—
3. Overseas listed foreign shares	1,222,000,000	—	—	—	—	—	—	1,222,000,000
4. Others	—	—	—	—	—	—	—	—
Sub-total of shares in circulation	1,372,000,000	—	—	—	—	—	—	1,372,000,000
III. Shares in total	5,037,747,500	—	—	—	—	—	—	5,037,747,500

4.2 Shareholding of Top Ten Shareholders, Top ten holders of shares in circulation

Total number of shareholders at the end of the reporting period	As at 31st December 2004, there were a total of 36,907 shareholders whose names appeared on the share register of the Company, of which 35,947 were domestic shareholders and 960 were foreign shareholders.

Shareholding of the top ten shareholders

Name of shareholder (in full)	Change during the year	Number of shares held at the end of the year	Shareholding proportion in the entire capital (%)	Category of shares (listed or non-listed)	Number of shares pledged or subject to monatorium	Category of shareholders (domestic shareholders or foreign shareholders)
Jiangsu Communications Holding Company Ltd.	0	2,781,743,600	55.22	Non-listed	Unknown	State-owned shareholder
Huajian Transportion Economic Development Centre	0	597,471,000	11.86	Non-listed	Unknown	Legal person shareholder
J.P. Morgan Chase Co.	131,104,500	131,104,500	2.60	Listed	Unknown	Foreign shareholder
Sumitomo Mitsui Asset Management Limited	22,912,000	99,548,000	1.98	Listed	Unknown	Foreign shareholder
UBS AG	74,454,000	74,454,000	1.48	Listed	Unknown	Foreign shareholder
Galaxy Securities Co., Ltd.	-712,051	27,287,472	0.54	Listed	Unknown	Social public shareholder
Huaxia Securities Co., Ltd.	4,500,000	21,160,000	0.42	Non-listed	Unknown	Legal person shareholder
Shenyin Wanguo Securities Co., Ltd.	0	14,450,000	0.29	Non-listed	Unknown	Legal person shareholder
上海海基物業發展有限公司	14,150,000	14,150,000	0.28	Non-listed	Unknown	Legal person shareholder
Winner Glory Development Ltd	0	12,000,000	0.24	Listed	Unknown	Foreign shareholder

Top ten holders of shares in circulation

Name of shareholder (in full)	Number of shares in circulation at end of the year	Type (A shares, B shares, H shares or others)
J.P. Morgan Chase & Co.	131,104,500	H shares
Sumitomo Life Insurance Company	99,548,000	H shares
UBS AG	74,454,000	H shares
Galaxy securities Co., Ltd.	27,287,472	A shares
Winner Glory Development Ltd	12,000,000	H shares
普惠證券投資基金	1,911,070	A shares
中信信托投資有限責任公司	1,573,900	A shares
興和證券投資基金	1,386,707	A shares
裕陽證券投資基金	594,031	H shares
Arsenton Nominees Limited	522,000	H shares

Description of any connected relationship or concerted party relationship among the above shareholders	The Company is not aware of whether or not there are connected relationships between the top ten holders of shares in circulation and the top ten shareholders.

4.3 Information on the controlling shareholder and other de facto controllers of the Company

4.3.1 Changes of controlling shareholder and other de facto controllers of the Company

☑ Applicable ☐ Not applicable

New controlling shareholder	Jiangsu Communications Holding Company Ltd.
New de facto controller	Jiangsu Communications Holding Company Ltd.
Date of changes	15 September 2004
Publishing date and neswpaper	21 September 2004, Shanghai Securities

4.3.2 Information on the controlling shareholder and other de facto controllers of the Company:

Jiangsu Communications Holding Co., Ltd. ("Communications Holding"), the Company's controlling shareholder, was established on 15th September 2000. Communications Holding held 2,781,743,600 shares of the Company, representing approximately 55.22% of the total share capital of the Company.

Communications Holding was incorporated with the capital from the provincial government, which authorized it as an operating unit with investment nature and State-owned assets and an investment entity. Its legal representative is Mr. Shen Chang Quan. Its registered capital amounted to RMB4,600,000,000. To such extent as authorized by the provincial government, the Company is engaged in operation and management of State-owned assets; investment, construction, operation and management of the infrastructure, the transport and other related sectors; industrial investment and domestic trading (except specific projects which are subject to the approval of the State).

Apart from the Company, Communications Holding does not hold more than 5% shares in other listed companies.

On 15th September 2004, Jiangsu Communications Holding Co., Ltd. and Jiangsu Communications Industrial Group Co., Ltd., another transportation investment entity, duly commenced merger and reorganization processes in accordance with "Notice of the merger and reorganization of legal persons Jiangsu Communications Holding Co., Ltd. and Jiangsu Communications Industrial Group Co., Ltd." issued by the Jiangsu Provincial People's Government. The new company name after the merger was its former name " Jiangsu Communications Holding Co., Ltd." Its corporate nature remained as state-owned enterprise. The old Jiangsu Communications Industrial Group Co., Ltd. was cancelled. Its liabilities, debts, external guarantee and shareholding in the form of external investment were taken over by Jiangsu Communications Holding Co., Ltd. formed after the merger. The registration process for industrial and commercial changes after the merger was underway.

4.3.3 Diagram of the ownership and controlling relationship between the Company and the de facto controller


Jiangsu Communications
Holding Co., Ltd.
55.22%
The Company

5. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

5.1 Changes in shareholding of Directors, Supervisors and Senior Management

Name	Position	Sex	Age	Term	Shareholding at beginning of the year	Shareholding at end of the year
Shen Chang Quan	Chairman	M	57	From May 2003 to 2006	0	0

Name	Position	Sex	Age	Term	Shareholding at beginning of the year	Shareholding at end of the year
Xie Jia Quan	Executive director, General Manager	M	54	From June 2004 to 2006	0	0
Sun Hong Ning	Non-executive director	M	44	From May 2003 to 2006	0	0
Chen Xiang Hui	Non-executive director	M	42	From May 2003 to 2006	0	0
Zhang Wen Sheng	Non-executive director	M	58	From May 2003 to 2006	0	0
Fan Yu Shu	Non-executive director	F	53	From May 2003 to 2006	0	0
Cui Xiao Long	Non-executive director	M	44	From May 2003 to 2006	0	0
Chang Yung Tsung	Independent Non-executive director	F	73	From May 2003 to 2006	0	0
Fang Keng	Independent Non-executive director	M	66	From May 2003 to 2006	0	0
Hong Yin Xing	Independent Non-executive director	M	55	From May 2003 to 2006	0	0
Yang Xiong Sheng	Independent Non-executive director	M	45	From May 2003 to 2006	0	0
Zhou Jian Qiang	Chairman of the Supervisory Committee	M	52	From May 2003 to 2006	0	0
Zhang Cheng Yu	Supervisor	M	54	From May 2003 to 2006	0	0
Ma Ning	Supervisor	F	48	From May 2003 to 2006	0	0
Wu Yu Jun	Supervisor representing staff	M	42	From May 2003 to 2006	0	0
Shang Hong	Supervisor representing staff	F	42	From July 2004 to 2006	0	0
Li Da Peng	Deputy General Manager	M	52	From December 2003 to December 2006	0	0
Wu Zan Ping	Deputy General Manager	M	41	From December 2003 to December 2006	0	0
Qian Yong Xiang	Deputy General Manager	M	41	From January 2004 to January 2007	0	0
Yao Yong Jia	Secretary to the Board of Directors	M	41	From December 2003 to 2006	0	0
Liu Wei	Manager of the Financial Accountant's Department	F	49	From December 2003 to December 2006	0	0
Lee Wai Fan	Company Secretary (Hong Kong)	F	44	From August 2004 to 31 May 2005	0	0

5.2 **Information of Directors and Supervisors working in shareholders' companies**

☑ Applicable ☐ Not applicable

Name	**Companies**	**Position**	**Term**
Shen Chang Quan	Jiangsu Communications Holding Company Ltd.	Chairman	Since January 2001
Sun Hong Ning	Jiangsu Communications Holding Company Ltd.	Deputy General Manager	Since May 2003
Chen Xiang Hui	Jiangsu Communication Holding Company Ltd.	Deputy General Manager	Since May 2003
Zhang Wen Sheng	Huajian Transportation Economic Development Centre	Deputy General Manager	Since November 1998
Fan Yu Shu	Jiangsu Communications Holding Company Ltd.	Director of Financial Auditing Department	Since December 2002
Cui Xiao Long	Jiangsu Communications Holding Company Ltd.	Director of Operating Safety	Since February 2002
Zhou Jian Qiang	Jiangsu Communications Holding Company Ltd.	General Manager	Since November 2000
Zhang Cheng Yu	Jiangsu Communications Holding Company Ltd.	Director of Human Resources	Since January 2002
Ma Ning	Huajian Transportation Economic Development Centre	Assistant Manager of Planning and Finance	Since September 1998

5.3 **Remuneration of Directors, Supervisors and Senior Management for the Year**

	RMB'000
Total remuneration for the year	1,931
Total remuneration paid to the 3 highest paid directors	512
Total remuneration paid to the 3 highest paid senior management staff members	675
Total remuneration	
Allowances paid to the independent directors	292
Other benefits provided to the independent directors	Nil
Name of directors and supervisors who did not receive remuneration from the Company	Mr Shen Chang Quan, Mr Zhang Wen Sheng, Mr Sun Hong Ning, Mr Chen Xiang Hui, Ms Fan Yu Shu, Mr Cui Xiao Long, Mr Zhou Jian Qiang, Mr Zhang Cheng Yu, Ms Ma Ning

Remuneration bands (RMB)	Number of people
0 — 100,000	2
100,001 — 200,000	6
200,001 — 300,000	4

6. REPORTS OF THE DIRECTORS

6.1 Analysis and discussion of overall operating results during the reporting period

In 2004, the national economy maintained a strong growth. The national GDP increased by approximately 9.5% for the whole year, up 0.4 percentage point. The GDP of Jiangsu Province increased by approximately 14.9%, up 1.4 percentage points over 2003, generating more robust economic activities. The rapid economic development has brought about busy transportation flow both in terms of passenger and cargo volumes in the region.

Commencing from 1st January 2004, expressway toll rates for passenger cars in Jiangsu Province were up by 12.5%, which directly brought about an increase in toll revenues of the Company's operated road and bridge assets. Meanwhile, the basis of toll collection by weight for trucks ("toll-by-weight") implemented since 28th December 2003 has generated significant results in the year. The proportion of over-loaded trucks (to total transportation volume) was drastically reduced, providing a more positive effect in ensuring normal traffic flow and reducing daily maintenance expenses, whilst additional charges on over-loaded trucks also led to an increase in toll revenues.

However, the Company's core asset — the Jiangsu section of Shanghai-Nanjing Expressway - proceeded with its 8-lane expansion project in 2004 in full swing, the construction works brought about pressure to the normal road operation and management. While the construction works has entered into the stage of road surface and bridge connection, traffic diversions were required so as to ensure safe and smooth traffic on the road and smooth progress of the expansion works. The Company implemented traffic diversion measures for trucks on Shanghai-Nanjing Expressway since 1st June 2004, and starting from 1st August, all trucks were prohibited on the expressway. Loss in truck traffic volume has caused significant reduction in toll revenue on Shanghai-Nanjing Expressway.

Concurrently, during the reporting period the Company has made appropriate treatments to the fixed assets which were being affected by the Shanghai-Nanjing Expressway expansion project including part of the cross-over bridges, buildings in service areas, safety facilities and communications, surveillance and toll collection systems which were obsolete or had no more application value or transfer value. Accumulated net loss amounting to approximately RMB249,139,000 according to the PRC Accounting Standards (approximately RMB225,971,000 according to HKGAAP) was recorded therefrom. The disposal and impairment of such assets caused significant and direct impact upon the Group's operating results in 2004.

In view of the above major reasons discussed above, the Group experienced a slowdown in its operating income in 2004, and the Group witnessed for the first time a decline in its operating results since the inception of its operations.

In 2004, the Group realised operating revenues of approximately RMB3,104,839,000, an increase of approximately 10.47% over the corresponding period of the previous year. In accordance with the PRC Accounting Standards, net profit realised was approximately RMB826,725,000 and earnings per share was approximately RMB0.164, a decrease of approximately 13.02% over the corresponding period of the previous year. Under the Hong Kong GAAP, net profit realised was approximately RMB997,139,000 and earnings per share was approximately RMB0.198, a decrease of approximately 0.86% over the corresponding period of the previous year.

Although in 2004 the Company experienced its first decline in operating results since its inception, the Board of Directors and the management are confident that this was only temporary in view of the Company's long-term and sustained development. On the contrary, this would only accumulate stronger impetus for creating a more consolidated platform at a higher level for more advances in future. Meanwhile, we were still pleased and relieved to achieve such results under various operational and management pressures.

In 2004, faced with various challenges and obstacles, the Company's management made rational decisions, continued to innovate management mechanisms, improved the way of work, and overcame numerous disruptions to the usual road operations during the expansion works. On the basis of ensuring safe and smooth traffic on the road and smooth implementation of the works, the impact of the expansion works upon the Company's operating revenues and profits was minimised, and returns to our shareholders were assured.

At the same time, as various measures on comprehensive management were properly adopted and practically implemented, and the setting and tracking of various work plans by the management were strengthened, the Company's project management, assets management, cost control, human resources reforms and standardisation of operations as a whole proceeded ahead steadily. The development of the integrated information system commenced in full swing, moving further ahead towards modern management in terms of techniques.

1. **Operating activities of road and bridge assets**

During the reporting period, the Group's principal business, the road and bridge operations, realised a toll revenue of approximately RMB2,710,001,000, accounting for approximately 87.28% of the total operating revenue and an increase of approximately 15.17% over the corresponding period of the previous year. Except for Shanghai-Nanjing Expressway which has been considerably affected by the expansion project and diversions of truck traffic, other road and bridge projects all capitalised on their advantages and benefited from the favourable external economic and social environment, the adjustment of passenger car toll standards and the implementation of the toll-by-weight tariff system for trucks. As such, these road and bridge projects all achieved good performance in 2004 in terms of growth in both traffic volume and toll revenue.

Comparisons of average daily traffic volumes and toll revenues:

Road / Bridge Project	Average daily traffic volume (vehicle per day)			Average daily toll revenue (RMB'000 per day)		
	2004	2003	Change %	2004	2003	Change %
Shanghai-Nanjing Expressway	28,414	31,038	-8.45	4,968.3	4,746.6	4.67
Nanjing-Shanghai Class 2 Highway	42,341	39,958	5.96	795.6	631.5	25.99
Nanjing Section of Nanjing-Lianyungang Highway	11,009	10,994	0.13	188.3	162.4	15.95
Guangjing Expressway	29,707	22,766	30.49	614.4	374.2	64.19
Xicheng Expressway	25,209	20,689	21.85	858.2	532.2	61.26
Jiangyin Yangtze Bridge	31,273	23,667	32.14	1,989.4	1,116.6	78.16
Sujiahang Expressway*	17,871	23,094	-22.62	1,582.1	920.7	71.84

* *For the same period in the previous year, as Sujiahang Expressway was only partially opened (southern section) to traffic, there was discrepancy in the basis of statistics.*

(1) **Shanghai-Nanjing Expressway**

Progress of the expansion project

The 8-lane expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway was approved by the National Development and Reform Commission on 20th February 2004, and the resolution in respect of the investment in this project was considered and approved at the Company's 2003 Annual General Meeting.

In 2004, the expansion project of Shanghai-Nanjing Expressway was in full swing. Land requisition and removal, overall soft foundation treatment, bridges and tunnels, excavation of earth and stone for roadbeds on the main road were initially completed. Renovation and expansion works for 24 inter-connections and 6 service areas had commenced. Road surface connection works for the southern 4-lane road commenced in August, and up to December, 130 km of the 4-lane road surface connection was completed. Milestone results were achieved for the expansion project.

At the end of 2004, the Shanghai-Nanjing Expressway expansion project had completed an accumulated investment amounting to approximately RMB4,374 million, representing completion of physical works of approximately RMB3,428 million. This marked new record for expressway expansion projects. Meanwhile, we performed well according to major quality indicators, with overall quality under good control. This has laid a solid foundation for rapid progress of various works and smooth achievement of overall targets of the expansion project in 2005.

According to the construction progress arrangement, road surface connection works for the remaining 120 km of the southern 8-lane road and the bridge culverts of the sub-lanes will be completed by 30th June 2005. By the end of 2005, the 8-lane road surface of the main road will be basically completed.

Coordination of transportation arrangements

The Company also paid attention to the relationship between construction works and operational management. On the basis of allowing normal road operation to the maximum extent, specific traffic control measures were set up, which reasonably organised the transportation arrangements, strengthened on-site traffic management so as to ensure safe and smooth traffic on the road and smooth progress of the works. In line with the needs arising from the road surface connection works, the Company implemented traffic diversion measures to the Jiangsu Section of Shanghai-Nanjing Expressway since 1st June 2004, forbidding the passing of trucks of over three axles (inclusive) from the Nanjing to Changzhou Inter-change section, and forbidding the passing of all trucks from the Changzhou inter-change to Huaqiao section. Commencing from 1st August 2004, the second stage of vehicle diversion plan was being implemented on Shanghai-Nanjing Expressway, whereby all trucks were forbidden on the whole expressway.

Impact of traffic diversions

Since the implementation of traffic control and diversions of trucks on Shanghai-Nanjing Expressway, there has been a considerable drop in both traffic volume and toll revenue. During the period from June to December 2004, average daily traffic volume and average daily toll revenue on Shanghai-Nanjing Expressway were approximately 22,222 vehicles and RMB3,101,500 respectively, down by approximately 34.52% and 40.39% respectively compared to the corresponding period of the previous year, and down by approximately 40.15% and 58.93% respectively against the average daily figures in January to May 2004 before the implementation of such traffic diversions.

Benefiting from the strong growth in the first half of the year, the average daily toll revenue of Shanghai-Nanjing Expressway for the whole year of 2004 amounted to approximately RMB4,968,300, still recording an increase of approximately 4.67% over the same period of the previous year, while the average daily traffic volume was approximately 28,414 vehicles, down by approximately 8.45% over the same period of the previous year.

(2) **Nanjing-Shanghai Class 2 Highway**

The project of expanding Nanjing-Shanghai Class 2 Highway into a 4-lane Class 1 Highway was undertaken by the Highway Bureau of Jiangsu Department of Communications. At present, construction works is proceeding as scheduled and is anticipated to be completed in 2005. Pursuant to the operating right transfer agreement entered into by the Company and the Highway Bureau, the Company had paid an aggregate of RMB1,750 million to the Highway Bureau during the reporting period.

Since the implementation of traffic diversions on Shanghai-Nanjing Expressway from June, Nanjing-Shanghai Class 2 Highway has accommodated most of the diverted traffic and thus its traffic volume and toll revenue then increased considerably. During the period from June to December 2004, average daily traffic volume and average daily toll revenue on Nanjing-Shanghai Class 2 Highway were approximately 49,357 vehicles and approximately RMB1,036,100 respectively, up by approximately 27.31% and 80.82% respectively over the corresponding period of the previous year, and up by approximately 52.05% and 105.37% respectively over the average daily figures for the period from January to May 2004.

In 2004, the average daily traffic volume on Nanjing-Shanghai Class 2 Highway amounted to approximately 42,341 vehicles, up by approximately 5.96% over the corresponding period of the previous year, whilst the average daily toll revenue was approximately RMB795,600, up approximately 25.99% over the corresponding period of the previous year.

(3) **Nanjing Section of Nanjing-Lianyungang Highway**

During the reporting period, the operation of the Nanjing Section of Nanjing-Lianyungang Highway was steady, with an average daily traffic volume of approximately 11,009 vehicles, up by approximately 0.13% compared to the corresponding period of the previous year. Its toll income was more significantly affected by the toll-by-weight tariff system. The average daily toll revenue was approximately RMB188,300, up by approximately 15.95% over the corresponding period of the previous year.

(4) **Guangjing Expressway and Xicheng Expressway**

Under continued rapid economic development, Guangjing Expressway and Xicheng Expressway have maintained their strong growth. The toll-by-weight tariff system has led to an even more outstanding growth in the toll revenues of the two expressways.

The average daily traffic volume on Guangjing Expressway in 2004 was approximately 29,707 vehicles, and average daily toll revenue was approximately RMB614,400, up by approximately 30.49% and 64.19% respectively over the corresponding period of the previous year.

As Xicheng Expressway is directly connected with Shanghai-Nanjing Expressway, it then faced certain impact arising from the traffic diversion measures implemented since June. However, with the opening to traffic of the Jiangtai Section of Yuanjiang Expressway on 15th August, the traffic volume on Xicheng Expressway has recovered considerably. By the end of December, it has basically reached the average level as recorded for January to May. In 2004, the average daily full-trip traffic volume was approximately 25,209 vehicles, and the average daily toll revenue was approximately RMB858,200, up by approximately 21.85% and 61.26% respectively over the corresponding period of the previous year.

(5) **Jiangyin Yangtze Bridge**

In 2004, the average daily traffic volume on Jiangyin Yangtze Bridge was approximately 31,273 vehicles and its average daily toll revenue was approximately RMB1,989,400, up by approximately 32.14% and 78.16% respectively over the corresponding period of the previous year.

During the reporting period, the Company's investment income from the project amounted to approximately RMB81,899,000 making a definite contribution to the Company's results.

(6) **Sujiahang Expressway**

The northern section of Sujiahang Expressway was opened to traffic on 8th November 2003, closely linking the hub area of Suzhou with the river-side areas. This has promoted the speed of economic development along the river, while also bringing considerable increase in toll revenue during the year. In 2004, the average daily full-trip traffic volume on the expressway was approximately 17,871 vehicles, and its average daily toll revenue was approximately RMB1,582,100, up by approximately 71.84% over the corresponding period of the previous year. The investment made a profit contribution of approximately RMB38,543,000 to the Company, which marked a full-fledged return for the Company's investment in Sujiahang Expressway.

2. **Ancillary Services**

The Group's ancillary services mainly comprise refueling, catering, accommodation, car repairs and commodity retailing in various service areas along Shanghai-Nanjing Expressway.

In 2004, with the full swing of the expansion project of Shanghai-Nanjing Expressway, in particular following the implementation of traffic diversions, the operating revenues in various service areas dropped considerably as traffic volume was drastically reduced. Meanwhile, purchase prices of oil products and catering rose, operating costs increased, and profit margins were squeezed. Since August, the service areas entered into the stage of dismantling and renovations successively and had been basically put into a non-operating or semi-operating state, rendering a diminishment of the scope of operations of the Group's ancillary services.

Under such circumstances the Company's business departments actively re-organised the operations and dedicated themselves to enhancing service quality and reducing costs, so as to mitigate to the greatest extent the impact of the renovations of the service areas upon its various business operations.

During the reporting period, the Group's ancillary services recorded a revenue of approximately RMB350,080,000, a considerable drop as compared to the corresponding period of the Previous Year and resulted in a loss of approximately RMB3,982,000.

6.2 Segmental/Product Analysis of Core Businesses

RMB'000

Segment or Product		Revenues from core businesses	Cost of core busineses	Gross profit margin (%)	Year-on-year change in revenues from core businesses (%)	Year-on-year change in cost of core businesses (%)	Year-on-year change in gross profit margin (%)
Toll roads		2,710,001	708,264	73.86	15.17	-3.41	7.29
Of which:	Shanghai-Nanjing Expressway	1,813,419	406,970	77.56	4.67	-14.53	6.95
	Guangjing Xicheng Expressway	537,490	118,506	77.95	62.46	5.29	18.14
	Ancillary services	350,080	353,951	-1.11	-7.54	-2.52	—

6.3 Analysis of Core Businesses by Geographical Locations

RMB'000

Region	Revenues from core businesses	Year-on-year change in revenues from core businesses (%)
Toll roads in Jiangsu Province	2,710,001	15.17

6.4 Purchase and Sales Customer

☐ Applicable ☑ Not applicable

6.5 **Results of Investee Companies (applicable to any gain in investment of more than 10% of the Group's net profit)**

☐ Applicable ☑ Not applicable

6.6 **Reasons for material changes in core businesses and their structure**

☑ Applicable ☐ Not applicable

For the purpose of enhancing the Group's management level and the interpretability of the information disclosed, the Company made re-classifications of the Group's operating activities during the reporting period in accordance with the criteria related to revenue from expressway operations and revenue from non-expressway operations. In this disclosure, the related data of the previous year have been adjusted in accordance with the same business classifications as for the current reporting period.

(1) Revenues from principal operations

Revenues from principal operations include toll revenues from the Jiangsu Section of Shanghai-Nanjing Expressway, Guangjing Xicheng Expressways, the Nanjing Section of Nanjing-Lianyungang Highway and Nanjing-Shanghai Class 2 Highway, and revenues from ancillary services closely related to toll road operations.

i) Toll revenues refer to toll income from toll road operations;

ii) Revenues from ancillary services mainly comprise revenues other than toll income but obtained within the expressways' bordering fences, including refueling, catering, accommodation, car repairs and commodity retailing.

(2) Revenues from other operations

Revenue from other operations mainly comprise revenues from road and bridge maintenance and advertising.

6.7 **Reasons for material changes in profitability (gross margin) of core businesses comparing to the previous year**

☐ Applicable ☑ Not applicable

6.8 **Operating results and profit structure**

☑ Applicable ☐ Not applicable

Item	**2004** ***(RMB'000)***	2003 *(RMB'000)*	**Change** *(%)*
Turnover	**2,951,996**	2,675,814	10.32%
Interest revenue	**10,330**	9,094	13.59%
Other operating revenue	**11,998**	29,618	(59.49)%
Profit from operation	**1,483,019**	1,457,763	1.73%
Profit attributable to associated companies	**200,333**	97,198	106.11%
Financial cost	**(132,534)**	(8,899)	1,389.31%
Amortisation of goodwill	**(12,735)**	(12,607)	1.02%
Income tax	**(507,987)**	(505,219)	0.55%
Minority interests	**(40,118)**	(22,982)	74.56%
Net profit	**997,139**	1,005,773	(0.86)%
Reserves	**8,308,045**	8,041,379	3.32%
Earnings per Share (RMB)	**0.198**	0.200	(0.86)%
Dividend per Share (RMB)	**0.145**	0.145	—

(1) The increase in profit margin for principal operations indicated that the cost of the Group's principal operations was under good control. This is especially true for the toll road operations which represented approximately 88.56% of the principal operations; while realising an increase of approximately RMB356,871,000 in toll revenues, the cost of the toll road operations was reduced by approximately RMB25,079,000 compared to the corresponding period of the Previous Year.

(2) Financial costs increased drastically during the reporting period, mainly due to the interest expenses on short-term loans from banks for the acquisition of the operating right of the Jiangsu Section of Nanjing-Shanghai Class 2 Highway.

(3) The significant increase in profit attributable to associated companies during the reporting period was mainly due to the investment revenue of approximately RMB52,269,000 attributable to Sujiahang Company, an increase of approximately 126.63% over the corresponding period of the previous year, and investment revenue of approximately RMB134,285,000 attributable to Yangtze Bridge Company, an increase of approximately 121.5% over the corresponding period of the Previous Year.

Overall financial analysis

1. Asset liquidity and financial resources

The Group's principal operations comprise toll roads and bridges. The Group has been able to maintain a large amount of stable cash inflow from its ordinary operations, and thereby has a relatively strong solvency position. In 2004, the cash inflow from the Group's business activities amounted to approximately RMB3,086,088,000, an increase of approximately 6.06% over the corresponding period of the previous year. Accordingly, the management considers that the Group has no liquidity problem.

Item	**As at 31st December, 2004 The Group** *(RMB'000)*	**As at 31st December, 2003 The Group** *(RMB'000)*
Cash and cash equivalents		
Cash in hand	318	266
Bank deposits	524,456	1,536,508
Designated deposits	—	255
Total:	524,774	1,537,029
Borrowings		
Short-term borrowings	1,950,000	1,400,000
Long-term borrowings, maturing in one year	6,813	6,813
Long-term borrowings	3,077,863	54,677
Total:	5,034,676	1,461,490

Note: There were relatively large changes in short-term and long-term borrowings in 2004 mainly due to the additional short-term and medium to long-term bank loans required for the expansion of Shanghai-Nanjing Expressway and for the acquisition of the operating right of Nanjing-Shanghai Class 2 Highway.

2. Major sources of cash and its applications

RMB'000

	2004	**2003**
Net cash flows from operating activities	1,675,403	1,453,795
Net cash flows from investing activities	(5,373,358)	(1,328,037)
Net cash flows from financing activities	2,685,701	591,659
Net increase (decrease) in cash and cash equivalents	(1,012,254)	717,417

The Group's net increase of cash and cash equivalents amounted to approximately RMB1,012,254,000 for the year ended 31st December 2004.

(1) **Net cash flows from operating activities**

Net cash flows from operating activities increased significantly as compared to the previous year due to the increase in toll income from all expressways and bridges operated by the Group. Such income was mainly realised in form of cash.

(2) **Net cash flows from investing activities**

During the reporting period, the Group's cash inflow mainly came from the cash income received from investment return. Cash outflow were mainly funds paid for the expansion project of Shanghai-Nanjing Expressway and for the acquisition of the operating right of Nanjing-Shanghai Class 2 Highway.

(3) **Net cash flows from financing activities**

Cash inflows from financing activities comprised mainly commercial loans. Cash outflows from financing activities comprised mainly the repayments of principals of commercial loans, loan interests and dividend payments for year 2003.

3. **The Group's capital structure**

	As at 31st December 2004		**As at 31st December 2003**	
Item	*(RMB'000)*	*%*	*(RMB'000)*	*%*
Current liabilities	2,481,286	12.85%	1,715,104	11.23%
Long-term liabilities	3,077,864	15.93%	84,184	0.55%
Liabilities at fixed interest rates	5,034,677	26.06%	1,461,490	9.57%
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	524,473	2.72%	337,798	2.21%
Shareholders' equity	13,345,793	69.08%	13,079,127	85.60%
Minority Interests	413,464	2.14%	400,250	2.62%
Total	19,318,407	100.00%	15,278,665	100.00%
Gearing ratio*	—	26.03%	—	9.71%

* Gearing Ratio = (short-term bank loan + long-term bank loan)/total assets

Note: As at 31st December 2004, the shareholders' equity of the Group amounted to approximately RMB14,666,085,000, representing an increase of approximately RMB103,760,000 over the corresponding period of the previous year. Total liabilities amounted to approximately RMB5,559,152,000, representing an increase of approximately RMB3,789,369,000 over the corresponding period of the previous year. Despite a significant increase of the gearing ratio as compared with that of the corresponding period of the previous year, it is still at a relatively low level, indicating that the Group's financial situation is generally sound.

4. **Capital expenditure**

For the year 2004, capital expenditure for the Group's projects-in-progress amounted to approximately RMB5,463,262,000, with details as follows:

Capital Expenditure Item	*RMB'000*
Purchasing of fixed assets	125,585
Expansion of Shanghai-Nanjing Expressway	3,572,677
Acquisition of the operating right of Nanjing-Shanghai Class 2 Highway	1,750,000
Investing in subsidiaries and associates	15,000
Total	5,463,262

Source of funds: Payments for the purchase of fixed assets during the reporting period were mainly made for the expansion of the Jiangsu Section of Shanghai-Nanjing Expressway and for the acquisition of the operating right of Nanjing-Shanghai Class 2 Highway. The major source of funds were loans from commercial banks and the Company's internally generated funds.

5. **Reserve**

RMB'000

	Share premium	**Statutory surplus reserve funds**	**Statutory public welfare funds**	**Retained earnings**	**Total**
1st January 2003	5,730,454	401,631	200,816	1,357,612	7,690,513
Profit for the Year	—	—	—	1,005,773	1,005,773
Distribution of profit	—	109,289	54,645	(163,934)	—
Distribution of dividend	—	—	—	(654,907)	(654,907)
31st December 2003	5,730,454	510,920	255,461	1,544,544	8,041,379
Profit for the Year	—	—	—	997,139	997,139
Distribution of profit	—	106,108	53,054	(159,162)	—
Distribution of dividend	—	—	—	(730,473)	(730,473)
31st December 2004	5,730,454	617,028	308,515	1,652,048	8,308,045

The ownership of the above capitalized items belong to respective companies which formed the Group.

The above statutory reserve funds cannot be used in a way other than the objectives for its establishment and cannot be distributed as cash dividend.

Retained earnings included associated companies' retained earnings amounting to RMB162,986,000 (2003: RMB81,007,000).

For the year ended 31st December 2004, distributed profit amounted to RMB1,312,877,000 according to PRC Accounting Standards (2003: RMB1,332,973,000).

6. **Contingent liabilities**

As at 31 December 2004, the Company did not have any contingent liability

7. **Foreign exchange risks**

The Company has no material foreign exchange risk. The Company obtained a loan facility of US$9,800,000 from the Spanish government in 1998. As at 31st December 2004, the balance of the said loan was equivalent to RMB54,677,000.

8. **Taxation policy**

The Company was subject to an income tax rate of 33%. Total income tax paid in 2004 was approximately RMB523,954,000.

9. **Deposit on assignment**

As at 31st December 2004, the Company had no deposit on assignment with any financial institution in the PRC, and there was no un-collectible deposits upon maturity.

10. **Loan on assignment**

In December 2004, the Company obtained a loan of RMB200,000,000 from Jiangsu Xicheng Expressway Company Limited, its subsidiary, by way of loan on assignment, for a term from 27th December 2004 to 26th December 2005, and at an annual interest rate of 5.022%.

6.9 Effect incurred, being incurred or will be incurred in the financial condition and operating results of the Company by material changes in the operating environment as well as macro-economic policies, laws and regulations.

☐ Applicable ☑ Not applicable

6.10 The extent to which the profit forecast is fulfilled

☐ Applicable ☑ Not applicable

6.11 The extent to which the operation plan is achieved

☐ Applicable ☑ Not applicable

6.12 Application of the use of proceeds from subscription

☐ Applicable ☑ Not applicable

Change in projects

☐ Applicable ☑ Not applicable

6.13 **Major investments made out of funds other than proceeds from subscription**

☑ Applicable ☐ Not applicable

RMB00,000,000

Project	Amount	Progress	Profit
8-lane expansion project of Shanghai-Nanjing Expressway	105.4	At the end of 2004, the Shanghai-Nanjing Expressway expansion project had completed the investment of works amounting to RMB4,374 million, with physical works amounting to RMB3,428 million.	No profit generated as the project is under construction
Acquisition of the new operating right of Nanjing-Shanghai Class 2 Highway	27	At the end of 2004, the Company paid an aggregate of RMB1,750 million to the Highway Bureau	No profit generated as the project is under construction
Total	132.4	—	—

6.14 **Management's explanation on the "disclaimer of opinion" in the auditors' report for the year**

☐ Applicable ☑ Not applicable

6.15 **Operating plan of the Board of Directors for the forthcoming year (if any)**

☑ Applicable ☐ Not applicable

In 2005, the Shanghai-Nanjing Expressway expansion project will be accelerated, and road surface works, inter-connection pivot works and traffic works will be fully implemented. The road surface connection works of the remaining 120 km of the southern 4-lane road and the bridge culverts of the sub-lanes will be completed by 30th June. By the end of 2005, the 8-lane road surface of the main road will be basically completed, with more than half of the road ancillary facilities completed.

Profit forecast for the forthcoming year (if any)

☐ Applicable ☑ Not applicable

6.16 **The Board of Directors' proposal on the profit distribution or transfer of capital reserve fund**

Pursuant to relevant provisions of the Ministry of Finance and the Articles of Association of the Company, in the event that the profit of the Company calculated in accordance with the PRC accounting standards is different from that as calculated in accordance with HKGAAP, the lower will be adopted. As audited by Deloitte Touche Tohmatsu Certified Public Accountants Limited, the Company's net profit for 2004 as calculated in accordance with the PRC accounting standards is RMB826,724,975. After deducting the appropriations of 10% as statutory reserve funds and 5% as statutory public welfare funds and adding the retained earnings at the beginning of the year of RMB547,036,108, the total amount of profit available for distribution is RMB1,214,598,588. Based on the total share capital of the Company of 5,037,747,500 shares, the Board of Directors proposes to pay a final dividend of RMB1.45 (tax inclusive) for every ten shares to all shareholders.

The aforesaid profit distribution scheme proposed by the Board of Directors will be submitted for consideration and approval at the 2004 Annual General Meeting to be convened on 18th May 2005. The date and procedures for the payment of final dividends will be announced separately.

The Company's profit for the reporting period, with no profit distribution scheme proposed

☐ Applicable ☑ Not applicable

7. SIGNIFICANT MATTERS

7.1 Assets acquisition

☐ Applicable ☑ Not applicable

7.2 Disposal of assets

☑ Applicable ☐ Not applicable

Transfer of equity interests in Nanjing Shuangshilou Hotel

Nanjing Shuangshilou Hotel is a joint venture established by the Company and Nanjing Gulou District Hunan Road Labour Service Company (南京市鼓樓區湖南路勞動服務公司) in November 2001, with a registered capital of approximately RMB1,010,000, of which the Company contributed approximately RMB960,000, representing approximately 95.05% equity interests. It was mainly engaged in catering business.

Since the inauguration of the hotel, the hotel has been loss making. In order to resolve its investment exposure, at the Eighth Session of the Fourth Board of Directors, the Company decided to transfer its entire shareholding in the hotel to Nanjing Jintang Hotel Food & Beverages Co., Ltd. (南京金塘大酒店飲食有限公司), an independent third party, on the basis of an appraisal made by a qualified appraisal organisation and friendly negotiation between both parties, at an agreed consideration of RMB2,000,000.

The Company entered into an equity transfer agreement with Nanjing Jintang Hotel Food & Beverages Co., Ltd. on 20th August 2004, and the subsequent legal procedures relating to the equity transfer has been completed.

7.3 **Material guarantees**

☐ Applicable √ Not applicable

7.4 **Major Connected Transaction**

7.4.1 **Connected sales and purchase**

☐ Applicable √ Not applicable

7.4.2 **Connected debts and liabilities**

RMB'000

☑ Applicable ☐ Not applicable

Connected party	**Capital provided to connected party**		**Capital provided by connected party to listed company**	
	Amount	Remaining amount	Amount	Remaining amount
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	0	0	200,000	200,000

7.5 **Entrusted assets management**

☐ Applicable √ Not applicable

7.6 **Implementation of undertakings**

☑ Applicable ☐ Not applicable

The Board of Directors of the Company has made an undertaking, in respect of the profit distribution scheme for 2004 that one cash dividend distribution will be made for the year at a ratio of no less than 50% of the net profit of the year. The profit distribution scheme for 2004 was in full compliance. Details of the distribution plan was set out in the section headed "Profit Distribution Scheme" in the Report of the Directors.

7.7 **Material litigation or arbitration**

☐ Applicable √ Not applicable

7.8 Overview of the performance of duties by independent directors

Attendance at board meetings by independent directors

Name of independent directors	Attendance at Board meeting during the year	Attendance in person (no. of times)	Attendance by proxy (no. of times)	Absence (no. of times)
Chang Yung Tsung, Alice	6	3	2	1
Fang Keng	6	3	2	1
Hong Yin Xing	6	3	2	1
Yang Xiong Sheng	6	5	1	0

The independent directors have been able to perform their obligations of acting faithfully and diligently in compliance with the relevant laws, regulations and the Detailed Rules for the Operation of Independent Directors. The independent directors have attended the meetings of the Board of Directors as well as its various specialised committees, and have given their opinions on the proper operation of the Company by making use of their professional knowledge and experience. They have conscientiously examined the connected transactions and capital dealings between connected parties to ensure fairness and impartiality, expressing their independent opinions and performing their duties independently. They have ensured that their actions were not influenced by substantial shareholders, the effective controlling parties of the Company or any other interested organisation or person. The independent directors have made active contributions to the protection of the interests of the Company as a whole and the legal rights of all of our shareholders, as well as the promotion of the healthy development of the Company.

During the reporting period, the independent directors did not challenge any of the matter of the Company.

According to the guidelines set out in rule 3.13 of the Listing Rules of The Stock Exchange of Hong Kong Limited ("HKEX"), the Company had received a confirmation letter from each independent non-executive director confirming their independence. The Company is of the view that the independent non-executive directors are independent persons.

7.9 Other matters

1. Connected transactions

Road Maintenance Service Contracts with Jiangsu Sundian

On 28th April 2004, the Company and Guangjing Xicheng entered into Maintenance Contracts with Jiangsu Sundian in respect of the repair and maintenance service of the Jiangsu section of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway, for a term commencing on 1st May 2004 and terminating on 31st December

2004 and the maximum contractual maintenance fees are estimated at no more than maximum contract sums not RMB46,000,000 and RMB20,000,000, respectively. The announcement was published on Hong Kong and Mainland newspapers on 29th April 2004.

2. Remuneration of auditors

The appointments of Deloitte Touche Tohmatsu Certified Public Accountants Limited and Deloitte Touche Tohmatsu as the Company's domestic and international auditors for the financial year 2003 and 2004 were approved at the Company's first extraordinary general meeting of 2004 and the Annual General Meeting of 2003. Their remuneration was fixed at RMB1.18 million per year and the Company did not pay any fee other than the abovementioned, and the travelling expenses and other charges were borne by the auditors themselves and the Company did not pay any charges which might affect the auditor's independence.

These two audit firms have provided audit service to the Company for a continuous period of two years.

3. Purchase, sale and redemption of shares

As at 31st December 2004, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

4. Pre-emption rights

Pursuant to the laws of the PRC and the Company's articles of association, the Company does not make any offer for allotment of new shares to the existing shareholders of the Company according to their shareholding percentages under any pre-emptive rights.

5. Public float

As at 31st December 2004 and 28th February 2005 (the latest practicable date of this disclosure), the Company complied with the 25% public float requirement under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange.

6. Audit Committee

The Company has established an audit committee comprising three members, of whom two are independent non-executive directors, and the remaining one is an independent non-executive director holding relevant professional qualifications and professional financial management experience. Mr. Yang Xiong Sheng is chairman of the committee. The audit committee has reviewed the Company's annual financial statements for the Year 2004.

7. Independent non-executive director

The four independent directors of the Company are Chang Yung Tsung, Fang Keng, Hong Yin Xing and Yang Xiong Sheng, representing more than one-third of the members of the Board of Directors and including one independent non-executive director holding relevant professional qualification and professional financial management experience. Mr. Hong Yin Xing tendered his resignation in October 2004. The Company found a suitable successor, and will complete the procedures for change of director at the 2004 Annual General Meeting which will be held on 18th May 2005.

8. Model Code for Securities Transactions by Directors

Upon specific enquiries to all of the directors and supervisors of the Company, the directors and supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Hong Kong Listing Rules. During the reporting period, the Company did not adopt any stricter provisions on securities transactions of the directors than those provisions stipulated in the Model Code.

9. Code of Best Practice

The Board of Directors is of the view that the Company has conducted its operations in accordance with the relevant laws and regulations, implemented strict governance and complied with the Code of Best Practice as set out in Appendix 14 of the Hong Kong Listing Rules. The directors are not aware of any circumstances that may during the reporting period. reasonably indicate that the Company is in breach of, or has not complied with, the Code.

10. Code on Corporate Governance Practices

The Code on Corporate Governance Practices under the Appendix 14 of the Hong Kong Listing Rules has become effective on 1st January 2005. The Directors considered that the Company has complied with the restrictions and adhered to strict corporate governance pursuant to the "code provisions" from 1st January 2005 to the date of this report, and strives to fulfill the "recommended best practices". The directors are not aware of any circumstances that may reasonable indicates that the Company is in breach of, or has not complied with the Codes.

11. Other significant matters

In 2004, pursuant to the "Notice on the Announcement of Classification of Vehicles for Standard Toll Roads for the Transport Industry" 《關於發布交通行業標準收費公路車輛通行費車型分類的通知》 issued by Ministry of Communications and the "Notice on the Issue of Opinion on Reducing Vehicle Toll Rates" 《關於降低車輛通行費收費標準的意見的通知》 issued by the Ministry of Communications and the National Development and Reform Commission, the Government of the Jiangsu Province made adjustments to the policy on highway vehicle toll collection in Jiangsu Province.

The number of classes of vehicle was changed from six to five upon the adjustments. The ranking of good vehicles has moved up one class. The vehicle classification standards were also modified. The toll rates were adjusted based on the toll rates of goods vehicles since 28th December 2003 and the toll rates of passenger cars since 1st January 2004. For details of the new toll rates after adjustments, please refer to the Company's announcement dated 7th January 2005.

In respect of the roads and bridges operated by the Company or by companies which the Company controls or invests in, the new toll rates will become effective in respect of all expressways from 10th January 2005 and in respect of all open-end toll roads with effect from 20th January 2005.

8. SUPERVISORY REPORT

The Supervisory Committee considers that the Company has operated in compliance with the law, and that the Company's financial conditions, acquisitions, disposal of assets and connected transactions have not presented any problem.

9. FINANCIAL STATEMENTS

(prepared in accordance with PRC Accounting Standards)

9.1 Auditing opinion

The financial statements for the reporting period have been audited. Certified auditors have signed the financial statements with an unqualified audit opinion issued.

9.2 Balance Sheet

RMB

Item	Consolidated		Company	
	31st December 2003	31st December 2004	31st December 2003	31st December 2004
Current Assets:				
Cash at bank and in hand	1,536,773,636	524,774,481	1,308,857,139	382,704,360
Short-term investments	255,000	—	—	—
Notes receivables	—	—	—	—
Dividend receivables	4,490,964	—	4,490,964	—
Interest receivables	535,040	405,440	211,040	211,040
Bills receivables	14,358,099	15,843,717	3,872,010	3,019,974
Other receivables	52,602,684	39,031,352	57,459,393	37,451,190
Prepayments	19,863,764	20,422,888	12,294,632	9,172,797
Subsidy receivables	—	—	—	—
Inventories	9,875,337	6,408,573	5,949,699	3,465,281
Unamortised expenditure	—	—	—	—
Long-term debt investment expired within one year	—	15,000,000	—	—

RMB

Item	Consolidated		Company	
	31st December 2003	31st December 2004	31st December 2003	31st December 2004
Other current assets	—	—	—	—
Total current assets	1,638,754,524	621,886,451	1,393,134,877	436,024,642
Long-term investment:				
Long-term equity investment	1,498,468,487	1,568,230,714	3,754,353,713	3,900,206,541
Long-term debt investment	19,000,000	—	—	—
Total long-term investment	1,517,468,487	1,568,230,714	3,754,353,713	3,900,206,541
in which: combined difference	—	—	—	—
in which: equity investment investment difference	—	—	—	—
Fixed assets:				
Fixed assets at cost	13,255,872,715	12,864,447,028	10,645,694,334	10,210,093,783
Less: accumulated depreciation	2,080,564,743	2,325,063,294	1,882,474,341	2,045,636,098
Net fixed assets	11,175,307,972	10,539,383,734	8,763,219,993	8,164,457,685
Less: provision for impairment loss on fixed assets	—	—	—	—
Fixed assets book value	11,175,307,972	10,539,383,734	8,763,219,993	8,164,457,685
Construction materials	—	114,037,781	—	114,037,781
Construction in progress	919,969,662	4,630,430,383	897,852,521	4,615,718,503
Fixed assets disposal	—	—	—	—
Total fixed assets	12,095,277,634	15,283,851,898	9,661,072,514	12,894,213,969
Fixed assets disposal	—	—	—	—
Intangible assets and other assets				
Intangible assets	1,477,302,628	1,412,599,448	1,466,310,034	1,401,826,706
Long-term amortisation fees	3,554,166	2,132,501	—	—
Other long-term assets	—	1,750,000,000	—	1,750,000,000
Total intangible assets and other assets	1,480,856,794	3,164,731,949	1,466,310,034	3,151,826,706
Deferred taxation	—	—	—	—
Deferred tax borrowings	—	—	—	—
Total assets	16,732,357,439	20,638,701,012	16,274,871,138	20,382,271,858

RMB

Item	Consolidated		Company	
	31st December 2003	31st December 2004	31st December 2003	31st December 2004
Current liabilities:				
Short-term borrowings	1,400,000,000	1,950,000,000	1,400,000,000	2,150,000,000
Notes payable	—	—	—	—
Bills payables	77,251,165	303,413,526	61,944,199	296,441,924
Receipts in advance	11,641,834	3,769,626	2,527,100	1,341,111
Wages payables	14,192,212	13,549,342	12,483,399	10,359,342
Welfare payables	15,298,625	19,905,504	11,252,983	14,700,093
Dividend payables	7,264,536	9,709,367	7,264,536	9,709,367
Taxation payables	129,387,676	66,614,310	115,967,906	54,289,060
Other payables	53,256,558	107,513,784	41,616,703	91,705,407
Provision for expenses	—	—	—	—
Estimated liabilities	—	—	—	—
Long-term borrowings, current portion	6,813,262	6,813,262	6,813,262	6,813,262
Other current liabilities	—	—	—	—
Total current liabilities	1,715,105,868	2,481,288,721	1,659,870,088	2,635,359,566
Long-term liabilities:				
Long-term borrowings	54,676,610	3,077,863,348	54,676,610	3,077,863,348
Bonds payables	—	—	—	—
Long-term payables	—	—	—	—
Special payables	—	—	—	—
Other long-term liabilities	—	—	—	—
Total long-term liabilities	54,676,610	3,077,863,348	54,676,610	3,077,863,348
Deferred taxation	—	—	—	—
Deferred taxation loan	—	—	—	—
Total liabilities	1,769,782,478	5,559,152,069	1,714,546,698	5,713,222,914
Minority interests	400,250,126	413,463,934	—	—
Owners' equity (or shareholders' equity)				
Paid-up capital (or share capital)	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
less: resumed investment paid-up capital (or share capital), net	—	—	—	—
Paid-up capital (or share capital), net	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserve	7,484,734,745	7,488,194,416	7,484,734,745	7,488,194,416
Surplus reserve	766,382,010	925,544,505	704,869,469	830,230,202
Including: Statutory public welfare fund	255,460,669	308,514,834	234,956,490	276,743,401

RMB

Item	Consolidated		Company	
	31st December 2003	31st December 2004	31st December 2003	31st December 2004
Unrealized loss on investment	(4,048,916)	—	—	—
Retained earnings	547,036,108	484,125,200	602,499,338	582,403,438
Proposed cash dividend	730,473,388	730,473,388	730,473,388	730,473,388
Translation difference in foreign currency statement	—	—	—	—
less: unrecognised investment loss	—	—	—	—
Owners' equity (or shareholders' equity) total	14,562,324,835	14,666,085,009	14,560,324,440	14,669,048,944
Total liabilities and equity	16,732,357,439	20,638,701,012	16,274,871,138	20,382,271,858

Profit and Profit Appropriation

RMB

Item	Consolidated		Company	
	2004	2003	2004	2003
1. Income from principal activities	3,060,081,264	2,731,760,309	2,455,154,969	2,361,997,416
Less: Cost of principal activities	1,062,214,459	1,096,458,438	895,745,631	962,956,896
Business taxation and surcharges	150,516,583	134,787,819	120,685,879	116,425,414
2. Profit from principal activities	1,847,350,222	1,500,514,052	1,438,723,459	1,282,615,106
Plus: Other operating income	(4,218,541)	19,476,446	—	—
Less: Operating expenses	589,539	2,821,737	—	—
Administrative expenses	192,421,110	159,325,698	167,610,924	151,907,055
Financial expenses	122,203,877	785,604	126,605,099	3,592,719
3. Profit from operations	1,527,917,155	1,357,057,459	1,144,507,436	1,127,115,332
Plus: Investment income	131,253,520	69,947,565	357,175,485	211,125,542
Subsidy income	—	19,647,700	—	—
Non-operating income	9,885,754	9,969,379	8,455,633	11,828,087
Less: Non-operating expenses	278,852,435	8,788,778	274,485,541	12,045,965

RMB

Item	Consolidated 2004	Consolidated 2003	Company 2004	Company 2003
4. Total profit	1,390,203,994	1,447,833,325	1,235,653,013	1,338,022,996
Less: Profit tax	523,953,745	475,924,102	399,914,792	393,541,579
Less: Minority interests	40,118,300	22,982,173	—	—
Plus: Unrealized loss on investments	593,026	1,603,677	—	—
5. Net profit	826,724,975	950,530,727	835,738,221	944,481,417
Plus: Retained earnings at beginning of the year	547,036,108	490,912,703	602,499,338	530,163,522
Other transfer				
6. Profit available for distribution	1,373,761,083	1,441,443,430	1,438,237,559	1,474,644.939
Less: Appropriation of statutory surplus reserve fund	106,108,330	109,289,289	83,573,822	94,448,142
Appropriation of statutory public welfare fund	53,054,165	54,644,645	41,786,911	47,224,071
Appropriation of staff remuneration and welfare fund	—	—	—	—
Appropriation of reserve fund	—	—	—	—
Appropriation of corporate development fund	—	—	—	—
Profit reinvestment	—	—	—	—
7. Profit available for distribution to investors	1,214,598,588	1,277,509,496	1,312,876,826	1,332,972,726
Less: Appropriated dividend to priority shares	—	—	—	—
Transfer to surplus reserve	—	—	—	—
Appropriated dividend to ordinary shares	730,473,388	730,473,388	730,473,388	730,473,388
Ordinary share dividend transferred to capital	—	—	—	—
8. Unappropriated profits	484,125,200	547,036,108	582,403,438	602,499,338

Item	Consolidated		Company	RMB
	2004	2003	2004	2003
Supplementary information				
1. Profit on/sale or disposal of department or invested units	—	—	—	—
2. Loss on nature disaster	—	—	—	—
3. Total profit increase (or decrease) due to change in accounting policy	—	—	—	—
4. Total profit increase (or decrease) due to change in accounting estimate	—	—	—	—
5. Loss on debt restructuring	—	—	—	—
6. Others	—	—	—	—

Cash Flow Statement

Item	Consolidated 2004	RMB Company 2004
1. Cash flow from operating activities		
Cash receipt from sale of goods and rendering of services	3,051,428,236	2,453,889,729
Tax rebate received	—	—
Other cash received relating to operating activities	34,660,376	17,396,301
Sub-total of cash inflows	3,086,088,612	2,471,286,030
Cash paid for goods and services	446,915,356	367,648,379
Cash paid to and on behalf of employees	153,710,636	131,438,385
Income tax paid	745,541,838	587,293,354
Other cash paid relating to operating activities	64,517,959	41,134,288
Sub-total of cash outflows	1,410,685,789	1,127,514,406
Net cash flows from operating activities	1,675,402,823	1,343,771,624
2. Cash flows from investing activities:		
Cash received from disposal of investments	19,442,772	1,000,000
Including: Cash received from disposal of subsidiaries	442,772	1,000,000
Cash received from investment income	67,441,927	217,788,085
Cash received from disposal of fixed assets, intangible assets and other long-term assets	2,605,300	2,459,050
Other cash received relating to investing activities	414,038	—
Sub-total of cash inflows	89,904,037	221,247,135

Item	Consolidated 2004	RMB Company 2004
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	5,448,261,579	5,403,297,599
Cash paid for purchase of investments	15,000,000	514,793
Other cash paid relating to investing activities	—	—
Sub-total of cash outflows	5,463,261,579	5,403,812,392
Net cash flows from investing activities	(5,373,357,542)	(5,182,565,257)
3. Cash flows from financing activities		
Cash received from investing activities	—	—
Including: cash received from investment of minority interests for subsidiaries	—	—
Proceeds from borrowings	6,580,000,000	6,780,000,000
Other cash received relating to financing activities	—	—
Sub-total of cash inflows	6,580,000,000	6,780,000,000
Repayment of borrowings	3,006,813,262	3,006,813,262
Cash paid for dividends, profit distribution and interest	887,486,174	860,545,884
Including: payment made by subsidiaries to minority Shareholders	26,904,492	—
Other cash paid relating to financing activities	—	—
Including: Cash paid to minority shareholders by subsidiaries which have reduced capital in accordance with rules		
Sub-total of cash outflows	3,894,299,436	3,867,359,146
Net cash flows from financing activities	2,685,700,564	2,912,640,854
4. Effects of foreign exchange rate changes	—	—
5. Net increase in cash and cash equivalent	(1,012,254,155)	(926,152,779)

Supplementary information

1. Reconciliation of net profit to cash flows from operating activities:

Item	Consolidated 2004	Company 2004
Net profit	826,724,975	835,738,221
Plus: Minority interests	40,118,300	—
Less: Unrealized loss on investments	(593,026)	—
Plus: Provision for impairment losses of fixed assets	11,701,262	4,277,450
Depreciation for fixed assets	509,917,679	426,338,490
Amortisation of intangible assets	64,703,180	64,483,328
Amortisation of long-term amortisation fee	1,421,665	—
Unamortised expenditure decrease	—	—
Provision increase	—	—
Loss on disposal of fixed assets, intangible assets and other long-term assets	253,420,888	253,335,483
Loss on obsolete assets	—	—
Financial expenses	132,232,891	132,517,328
Investment loss	(131,253,520)	(357,175,485)
Deferred taxation loan	—	—

Item	Consolidated 2004	RMB Company 2004
Decrease in inventories	3,466,764	2,484,419
Decrease in operating receivables	49,582,254	29,877,421
Increase in operating payables	(86,040,489)	(48,105,031)
Net cash flows from operating activities	1,675,402,823	1,343,771,624
2. Non-cash received from investing and financing activities:		
Debt transferred to capital	—	—
Convertible bonds expired within one year	—	—
Financing rental of fixed assets.	—	—
3. Net increase in cash and cash equivalents:		
Cash at end of the year	524,774,481	382,704,360
Less: Cash at the beginning of the Year	1,536,773,636	1,308,857,139
Add: Cash equivalents at end of the Year	0	0
Less: Cash equivalents at the beginning of the Year	255,000	0
Net increase in cash and cash equivalents	(1,012,254,155)	(926,152,779)

9.3 The accounting policy, accounting estimates and auditing method have not been changed when compared to the latest annual report.

9.4 There is no change in the accounting difference during the reporting period.

9.5 There is no change in the scopes of consolidation as compared to the latest annual report.

By Order of the Board
Shen Chang Quan
Chairman

Nanjing, the PRC, 18th March 2005

Please also refer to the published version of this announcement in South China Morning Post.